SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

24 July 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 24 July 2025
           re: 2025 Half-Year Results

Lloyds Banking Group plc

2025 Half-Year Results

24 July 2025

CONTENTS
Results for the half-year	1
Income statement (underlying basis) and key balance sheet metrics	3
Quarterly information	4
Balance sheet analysis	5
Group results - statutory basis	6
Group Chief Executive's statement	7
Summary of Group results	9

Divisional results
Segmental analysis - underlying basis	18
Retail	20
Commercial Banking	22
Insurance, Pensions and Investments	24
Equity Investments and Central Items	28

Alternative performance measures	29

Risk management
Principal risks and uncertainties	35
Capital risk	36
Credit risk	41
Liquidity risk	52
Interest rate sensitivity	54

Statutory information
Condensed consolidated half-year financial statements (unaudited)	55
Condensed consolidated income statement (unaudited)	56
Condensed consolidated statement of comprehensive income (unaudited)	57
Condensed consolidated balance sheet (unaudited)	58
Condensed consolidated statement of changes in equity (unaudited)	59
Condensed consolidated cash flow statement (unaudited)	62
Notes to the condensed consolidated half-year financial statements (unaudited)	63

Statement of directors' responsibilities	95
Independent review report to Lloyds Banking Group plc	96
Key dates	97
Basis of presentation	97
Forward-looking statements	98
Contacts	99

Alternative performance measures

The Group uses a number of alternative performance measures, including underlying profit, in the description of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document, with the exception of content on pages 1 to 2 and pages 7 to 8 which is, unless otherwise stated, presented on an underlying basis. Further information on these measures is set out on page 29.

Forward-looking statements

This news release contains forward-looking statements. For further details, reference should be made to page 98.

 RESULTS FOR THE HALF-YEAR

"We have shown sustained strength in our financial performance in the first half of 2025, with income growth, cost discipline and robust asset quality, driving strong capital generation and increased shareholder distributions, with a 15% increase in the interim ordinary dividend.

We continue to make great progress in our purpose-driven strategy, building differentiated customer outcomes and delivering growth across our business as we build towards our ambitious targets for 2026.

Our strategic progress and sustained strength in our financial performance allows us to re-affirm our 2025 guidance and gives us confidence in our 2026 commitments. It also underpins our delivery of higher, more sustainable returns for our shareholders."

                                                                                                                                                                                                  Charlie Nunn, Group Chief Executive

Successfully delivering our purpose-driven strategy

●  Driving growth across the business through deeper customer relationships, focusing on high value areas, cross-Group collaboration and building the core franchise

●  Enhancing operating leverage through improving capabilities and capitalising on scale

●  Leveraging investment in technology and data to reinforce competitive strength, with increased digital capabilities and engagement driving broader revenue opportunities and improved productivity

●  Delivered more than £1 billion annualised additional revenues from strategic initiatives and confident in delivering more than £1.5 billion by 2026

Sustained strength in financial performance1

●  Statutory profit after tax of £2.5 billion (half-year to 30 June 2024: £2.4 billion) with net income up 6% year on year, partly offset by higher operating costs and impairment charge. Robust return on tangible equity of 14.1%

●  Underlying net interest income of £6.7 billion, up 5% compared to the first half of 2024. This reflects a banking net interest margin of 3.04%, up 10 basis points year-on-year (up 1 basis point quarter-on-quarter), alongside higher average interest-earning banking assets of £458 billion

●  Underlying other income of £3.0 billion, 9% higher than the prior year (and 4% higher in the second quarter versus the first quarter of 2025), driven by strengthening customer activity and the benefit of strategic initiatives

●  Operating lease depreciation of £710 million, up 5% due to fleet growth, depreciation of higher value vehicles and declines in used electric car prices. Stable in the second quarter reflecting mitigating management actions

●  Operating costs of £4.9 billion, up 4% versus the prior year, reflecting inflationary pressures, strategic investment and business growth costs, partly offset by cost savings and continued cost discipline

●  Robust asset quality with underlying impairment charge of £442 million and asset quality ratio of 19 basis points

Strong growth in lending and deposits

●  Underlying loans and advances to customers increased by £11.9 billion (3%) in the first six months to £471.0 billion, with growth across Retail of £10.1 billion, alongside an increase in Commercial Banking of £1.2 billion

●  Customer deposits increased in the first half of 2025, by £11.2 billion (2%) to £493.9 billion, with £3.7 billion growth in Retail and £7.6 billion in Commercial Banking

Strong capital generation

●  Risk-weighted assets of £231.4 billion, up £6.8 billion in the first half of 2025, reflecting lending growth and a c.£1.2 billion increase primarily due to hedging activity expected to reverse in the third quarter

●  Strong pro forma capital generation of 86 basis points; CET1 ratio of 13.8% after 50 basis points for ordinary dividend accrual

●  Tangible net assets per share of 54.5 pence, up by 2.1 pence in the first half of 2025, from attributable profit and the unwind of the cash flow hedging reserve, partially offset by capital distributions in respect of 2024

●  Interim ordinary dividend of 1.22 pence per share (equivalent to £731 million), up 15% on the prior year

 RESULTS FOR THE HALF-YEAR (continued)

2025 guidance re-affirmed

Based on our current macroeconomic assumptions, for 2025 the Group continues to expect:

●  Underlying net interest income of c.£13.5 billion

●  Operating costs of c.£9.7 billion

●  Asset quality ratio of c.25 basis points

●  Return on tangible equity of c.13.5%

●  Capital generation to be c.175 basis points2

Confident in 2026 guidance

Based on our current macroeconomic assumptions and confidence in our strategy, the Group is maintaining its guidance for 2026:

●  Cost:income ratio of less than 50%

●  Return on tangible equity of greater than 15%

●  Capital generation of greater than 200 basis points2

●  To pay down to a CET1 ratio of c.13.0%

1    See the basis of presentation on page 97.

2    Excludes capital distributions. Includes ordinary dividends received from the Insurance business in February of the following year.

INCOME STATEMENT (UNDERLYING BASIS)A AND KEY BALANCE SHEET METRICS

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying net interest income	6,655	6,338	5	6,507	2
Underlying other income	2,969	2,734	9	2,863	4
Operating lease depreciation	(710)	(679)	(5)	(646)	(10)
Net income	8,914	8,393	6	8,724	2
Operating costs	(4,874)	(4,700)	(4)	(4,742)	(3)
Remediation	(37)	(95)	61	(804)	95
Total costs	(4,911)	(4,795)	(2)	(5,546)	11
Underlying profit before impairment	4,003	3,598	11	3,178	26
Underlying impairment charge	(442)	(101)		(332)	(33)
Underlying profit	3,561	3,497	2	2,846	25
Restructuring	(9)	(15)	40	(25)	64
Volatility and other items	(48)	(158)	70	(174)	72
Statutory profit before tax	3,504	3,324	5	2,647	32
Tax expense	(960)	(880)	(9)	(614)	(56)
Statutory profit after tax	2,544	2,444	4	2,033	25

Earnings per share	3.8p	3.4p	0.4p	2.9p	0.9p
Dividends per share - ordinary	1.22p	1.06p	15	2.11p
Banking net interest marginA	3.04%	2.94%	10bp	2.96%	8bp
Average interest-earning banking assetsA	£457.8bn	£449.2bn	2	£453.1bn	1
Cost:income ratioA	55.1%	57.1%	(2.0)pp	63.6%	(8.5)pp
Asset quality ratioA	0.19%	0.05%	14bp	0.15%	4bp
Return on tangible equityA	14.1%	13.5%	0.6pp	11.2%	2.9pp

	At 30 Jun 2025	At 31 Mar 2025	Change %	At 31 Dec 2024	Change %

Underlying loans and advances to customersA	£471.0bn	£466.2bn	1	£459.1bn	3
Customer deposits	£493.9bn	£487.7bn	1	£482.7bn	2
Loan to deposit ratioA	95%	96%	(1pp)	95%
CET1 ratio	13.8%	13.5%	0.3pp	14.2%	(0.4)pp
Pro forma CET1 ratioA,1	13.8%	13.5%	0.3pp	13.5%	0.3pp
UK leverage ratio	5.4%	5.5%	(0.1)pp	5.5%	(0.1)pp
Risk-weighted assets	£231.4bn	£230.1bn	1	£224.6bn	3
Wholesale funding2	£92.2bn	£89.4bn	3	£92.5bn
Liquidity coverage ratio3	145%	145%		146%	(1)pp
Net stable funding ratio4	127%	128%	(1)pp	129%	(2)pp
Tangible net assets per shareA	54.5p	54.4p	0.1p	52.4p	2.1p

A    See page 29.

1    30 June 2025 reflects the interim ordinary dividend received from the Insurance business in July 2025. 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

2    Excludes balances relating to margins of £1.1 billion (31 December 2024: £2.8 billion, 31 March 2025: £1.4 billion).

3    The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4    The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

QUARTERLY INFORMATIONA

	Quarter ended 30 Jun 2025 £m	Quarter ended 31 Mar 2025 £m	Change %	Quarter ended 31 Dec 2024 £m	Quarter ended 30 Sep 2024 £m	Quarter ended 30 Jun 2024 £m	Quarter ended 31 Mar 2024 £m

Underlying net interest income	3,361	3,294	2	3,276	3,231	3,154	3,184
Underlying other income	1,517	1,452	4	1,433	1,430	1,394	1,340
Operating lease depreciation	(355)	(355)		(331)	(315)	(396)	(283)
Net income	4,523	4,391	3	4,378	4,346	4,152	4,241
Operating costs	(2,324)	(2,550)	9	(2,450)	(2,292)	(2,298)	(2,402)
Remediation	(37)	-		(775)	(29)	(70)	(25)
Total costs	(2,361)	(2,550)	7	(3,225)	(2,321)	(2,368)	(2,427)
Underlying profit before impairment	2,162	1,841	17	1,153	2,025	1,784	1,814
Underlying impairment charge	(133)	(309)	57	(160)	(172)	(44)	(57)
Underlying profit	2,029	1,532	32	993	1,853	1,740	1,757
Restructuring	(5)	(4)	(25)	(19)	(6)	(3)	(12)
Volatility and other items	(37)	(11)		(150)	(24)	(41)	(117)
Statutory profit before tax	1,987	1,517	31	824	1,823	1,696	1,628
Tax expense	(577)	(383)	(51)	(124)	(490)	(467)	(413)
Statutory profit after tax	1,410	1,134	24	700	1,333	1,229	1,215

Earnings per share	2.1p	1.7p	0.4p	1.0p	1.9p	1.7p	1.7p
Banking net interest marginA	3.04%	3.03%	1bp	2.97%	2.95%	2.93%	2.95%
Average interest-earning banking assetsA	£460.0bn	£455.5bn	1	£455.1bn	£451.1bn	£449.4bn	£449.1bn
Cost:income ratioA	52.2%	58.1%	(5.9)pp	73.7%	53.4%	57.0%	57.2%
Asset quality ratioA	0.11%	0.27%	(16)bp	0.14%	0.15%	0.05%	0.06%
Return on tangible equityA	15.5%	12.6%	2.9pp	7.1%	15.2%	13.6%	13.3%

	At 30 Jun 2025	At 31 Mar 2025	Change %	At 31 Dec 2024	At 30 Sep 2024	At 30 Jun 2024	At 31 Mar 2024

Underlying loans and advances to customersA,1	£471.0bn	£466.2bn	1	£459.1bn	£457.0bn	£452.4bn	£448.5bn
Customer deposits	£493.9bn	£487.7bn	1	£482.7bn	£475.7bn	£474.7bn	£469.2bn
Loan to deposit ratioA	95%	96%	(1)	95%	96%	95%	96%
CET1 ratio	13.8%	13.5%	0.3pp	14.2%	14.3%	14.1%	13.9%
Pro forma CET1 ratioA,2	13.8%	13.5%	0.3pp	13.5%	14.3%	14.1%	13.9%
UK leverage ratio	5.4%	5.5%	(0.1)pp	5.5%	5.5%	5.4%	5.6%
Risk-weighted assets	£231.4bn	£230.1bn	1	£224.6bn	£223.3bn	£222.0bn	£222.8bn
Wholesale funding	£92.2bn	£89.4bn	3	£92.5bn	£93.3bn	£97.6bn	£99.9bn
Liquidity coverage ratio3	145%	145%		146%	144%	144%	143%
Net stable funding ratio4	127%	128%	(1)pp	129%	129%	130%	130%
Tangible net assets per shareA	54.5p	54.4p	0.1p	52.4p	52.5p	49.6p	51.2p

1    The increases between 31 March 2024 and 30 June 2024 and between 30 September 2024 and 31 December 2024 are net of the impact of the securitisations of primarily legacy Retail mortgages, of £0.9 billion and £1.0 billion respectively.

2    30 June 2025 reflects the interim ordinary dividend received from the Insurance business in July 2025. 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

3    The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4    The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

BALANCE SHEET ANALYSIS

	At 30 Jun 2025 £bn	At 31 Mar 2025 £bn	Change %	At 31 Dec 2024 £bn	Change %

UK mortgages	317.9	317.1		312.3	2
Credit cards	16.4	15.9	3	15.7	4
UK Retail unsecured loans	9.9	9.5	4	9.1	9
UK Motor Finance1	16.0	15.8	1	15.3	5
Overdrafts	1.2	1.2		1.2
Retail other2	20.2	19.0	6	17.9	13
Business and Commercial Banking	29.1	29.4	(1)	29.7	(2)
Corporate and Institutional Banking	59.7	58.5	2	57.9	3
Central Items3	0.6	(0.2)		-
Underlying loans and advances to customersA	471.0	466.2	1	459.1	3

Retail current accounts	100.6	102.5	(2)	101.3	(1)
Retail savings accounts	213.1	210.1	1	208.2	2
Wealth	9.7	9.8	(1)	10.2	(5)
Commercial Banking	170.2	164.9	3	162.6	5
Central Items	0.3	0.4	(25)	0.4	(25)
Customer deposits	493.9	487.7	1	482.7	2

Total assets	919.3	909.9	1	906.7	1
Total liabilities	872.4	862.1	1	860.8	1

Ordinary shareholders' equity	40.4	40.7	(1)	39.5	2
Other equity instruments	6.3	6.9	(9)	6.2	2
Non-controlling interests	0.2	0.2		0.2
Total equity	46.9	47.8	(2)	45.9	2

Ordinary shares in issue, excluding own shares	59,938m	60,459m	(1)	60,491m	(1)

1    UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 29.

2    Within underlying loans and advances, Retail other includes the European and Wealth businesses.

3    Central Items includes central fair value hedge accounting adjustments.

GROUP RESULTS - STATUTORY BASIS

The results below are prepared in accordance with the recognition and measurement principles of IFRS® Accounting Standards. The underlying basis results are shown on page 3.

Summary income statement	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Net interest income	6,478	6,046	7	6,231	4
Other income1	2,908	2,830	3	2,896
Total income1	9,386	8,876	6	9,127	3
Operating expenses	(5,440)	(5,452)		(6,149)	12
Impairment	(442)	(100)		(331)	(34)
Profit before tax	3,504	3,324	5	2,647	32
Tax expense	(960)	(880)	(9)	(614)	(56)
Profit after tax	2,544	2,444	4	2,033	25

Profit attributable to ordinary shareholders	2,274	2,145	6	1,778	28
Profit attributable to other equity holders	245	269	(9)	229	7
Profit attributable to non-controlling interests	25	30	(17)	26	(4)
Profit after tax	2,544	2,444	4	2,033	25

Ordinary shares in issue (weighted-average - basic)	60,320m	63,453m	(5)	61,385m	(2)
Basic earnings per share	3.8p	3.4p	0.4p	2.9p	0.9p

1    Net finance expense in respect of insurance and investment contracts, previously shown separately, is now included within other income as part of total income. The comparative periods are represented on a consistent basis.

Summary balance sheet	At 30 Jun 2025 £m	At 31 Mar 2025 £m	Change %	At 31 Dec 2024 £m	Change %
Assets
Cash and balances at central banks	64,225	62,891	2	62,705	2
Financial assets at fair value through profit or loss	221,942	215,450	3	215,925	3
Derivative financial instruments	22,943	20,710	11	24,065	(5)
Financial assets at amortised cost	538,237	534,659	1	531,777	1
Financial assets at fair value through other comprehensive income	33,888	31,027	9	30,690	10
Other assets	38,047	45,160	(16)	41,535	(8)
Total assets	919,282	909,897	1	906,697	1
Liabilities
Deposits from banks	7,695	6,019	28	6,158	25
Customer deposits	493,932	487,691	1	482,745	2
Repurchase agreements at amortised cost	38,248	38,474	(1)	37,760	1
Financial liabilities at fair value through profit or loss	28,754	30,039	(4)	27,611	4
Derivative financial instruments	19,879	18,359	8	21,676	(8)
Debt securities in issue at amortised cost	68,301	67,823	1	70,834	(4)
Liabilities arising from insurance and participating investment contracts	124,952	120,131	4	122,064	2
Liabilities arising from non-participating investment contracts	52,285	49,829	5	51,228	2
Other liabilities	27,704	34,286	(19)	30,644	(10)
Subordinated liabilities	10,661	9,446	13	10,089	6
Total liabilities	872,411	862,097	1	860,809	1
Total equity	46,871	47,800	(2)	45,888	2
Total equity and liabilities	919,282	909,897	1	906,697	1

GROUP CHIEF EXECUTIVE'S STATEMENT

We continue to make great progress in our strategic delivery. Guided by our purpose of Helping Britain Prosper we are building a highly differentiated franchise that is successfully delivering for all our stakeholders.

We delivered sustained strength in our financial performance in the first half of 2025, with good income and balance sheet growth, alongside continued cost discipline and robust asset quality, leading to strong capital generation. This performance has enabled the Board to announce an increased interim dividend, up 15% year on year.

Our strategy is predicated upon a step change in capabilities, underpinning broad-based growth and operating leverage across the business. Through our strengthened franchise, enhanced digital capabilities and a clear focus on execution, we are well positioned to generate higher, more sustainable returns. Given that, we reaffirm our 2025 guidance and remain confident in our 2026 commitments.

Sustained strength in financial performance supporting higher interim dividend

Statutory profit after tax was £2.5 billion, up 4% year on year, with higher underlying profit of £3.6 billion, driven by 6% growth in net income, partially offset by slightly higher operating costs and impairments. Net income of £8.9 billion benefitted from an increased banking net interest margin of 3.04% and growth in underlying other income of 9% as we continue to drive progress through our strategic initiatives. Operating costs of £4.9 billion increased 4%, or 2% excluding front-loaded severance costs, in line with expectations. This reflected inflationary pressures, strategic investments and business growth partly offset by cost savings. Asset quality remained robust, with a stable performance across our portfolios. Overall, this resulted in a return on tangible equity of 14.1%.

The Group's balance sheet grew in the first six months of the year. Underlying loans and advances to customers of £471.0 billion were up £11.9 billion (3%). This strong performance reflected growth in Retail, led by UK mortgages, alongside growth in Corporate and Institutional Banking. Customer deposits of £493.9 billion also significantly increased by £11.2 billion (2%) in the first half. This included growth in Retail of £3.7 billion, driven by savings, and Commercial Banking of £7.6 billion, driven by growth in targeted sectors.

The Group delivered strong capital generation of 86 basis points in the first half of the year, in line with our full year guidance of c.175 basis points, with a pro forma CET1 ratio of 13.8%. Given the strength of the capital generation and CET1 position, the Board has announced an interim ordinary dividend of 1.22 pence per share, up 15% on the prior year and equivalent to £731 million.

Guiding purpose of Helping Britain Prosper

The fundamentals of the UK economy are robust and we welcome the ambition of the recently launched industrial strategy and financial services reforms by the UK government. Our purpose, embedded throughout our franchise, allows us to play a vital role in promoting UK prosperity whilst accessing new commercial growth opportunities for the Group, helping us build a more resilient and profitable business.

We remain focused on helping every UK household access quality and affordable housing. We have now lent over £100 billion to first time buyers and supported over £20 billion of funding to the social housing sector since 2018. In the first half of 2025 we announced a partnership with the Royal Foundation's Homewards programme and through this provided £50 million in new lending to deliver more UK homes to help tackle homelessness.

We are continuing to drive financial empowerment for our customers. For example, our new Ready Made Pensions product is a simple, long-term financial planning solution that is particularly useful for those who do not benefit from auto-enrolment. Of the more than 4,000 accounts opened since launch, c.40% are self-employed customers.

Supporting the transition to net zero remains a key focus as well as a significant strategic and commercial opportunity for the Group. So far in 2025 we have provided c.£9 billion of sustainable financing, taking the total to over £57 billion since 2022. We provided £60 million of funding through our partnership with the National Wealth Fund to support the sustainable retrofit of thousands of social homes across London and Southeast. We also acted as Global Co-ordinator on the first Blue Bond (water-related Green Bond) issued by a corporate client in sterling.

Second phase of purpose-driven strategy, continued strong momentum

In 2024, we completed the first chapter of our five year strategic plan, driving positive change at scale and returning the business to growth. We are now accelerating our progress to drive long-term competitive advantage and deliver on our ambitious 2026 targets. We are driving growth in high value areas, deepening customer relationships and strengthening cross-Group collaboration, whilst continuing to grow the core scale franchise. This momentum underpins our confidence in generating more than £1.5 billion of additional revenues from strategic initiatives by 2026. So far we have generated over £1 billion in additional annualised revenues.

GROUP CHIEF EXECUTIVE'S STATEMENT (continued)

We also remain highly focused on driving operating leverage through cost and capital efficiency. Since 2021 we have delivered around £1.5 billion of gross cost saves through efficiency and productivity gains alongside £20 billion of RWA optimisation through enhanced capabilities, data improvements and risk reduction transactions.

Delivering broad-based income growth and operating leverage

We are growing our franchise through the development of innovative propositions and enhanced capabilities. As the UK's largest digital bank, we are committed to delivering best-in-class digital experiences to drive engagement with 20.9 million customers actively using our app, up c.3% year to date. We continue to target high-value consumer segments, building our Mass Affluent current account offering with the recent launch of our exciting Lloyds Premier proposition. We have continued to accelerate the shift to mobile-first as a means of improving our customer proposition, with our new digital remortgage journey driving a c.4 percentage point increase in more valuable direct-to-bank application share to c.25% of market. Simultaneously, we continue to enhance our distribution and optimise our cost-to-serve through the implementation of branch co-servicing, supporting a more than 40% increase in active customers served per distribution FTE since 2021.

In Insurance, Pensions and Investments (IP&I), we are reinforcing our competitive position in our chosen areas of strategic focus. We now have over 550,000 customers on our core app for workplace pension customers, driving unique digital engagement. We are continuing to embed IP&I products across banking journeys, with protection take-up rate for mortgage customers now at 20% in the first half of 2025, up 7 percentage points year on year.

In Commercial Banking, we are building a digital-led relationship bank and driving income diversification through capital-lite growth. In our Business and Commercial Banking franchise, by scaling digital services, we are improving client experience and lowering costs through streamlined journeys, with more than 40% of key servicing interactions now digitised. In Corporate and Institutional Banking, we are delivering on our ambition to become a broader solution provider and meet more of our customer needs. For example we increased foreign exchange volumes by 17% year-on-year and grew our Structured Finance sterling market share by 8 percentage points.

Leveraging our enablers to drive long-term competitive strength

Our track record of investment in technology, data and people is underpinning our ambitions to grow the business with sustained operating leverage. We are driving engagement through leading experiences on our platforms, with more than 95% of Retail sales now through digital channels. This is enabling us to build broader revenue opportunities by deepening relationships in high-value areas such as our Home and Travel eco-systems. At the same time we are taking organisational and systems steps to improve productivity, with run and change technology costs reducing more than 20% since 2021. Our technology leadership is being reinforced with increasing numbers of technology and data colleagues and a rapidly scaling Lloyds Technology Centre in India. Alongside we continue to harness the power of GenAI with c.30 major live use cases, including an award-winning app function.

We are delivering at pace. As we look forward we are confident in our 2026 ambitions to generate higher, more sustainable returns for shareholders.

2025 guidance re-affirmed

Based on our current macroeconomic assumptions, for 2025 the Group continues to expect:

●  Underlying net interest income of c.£13.5 billion

●  Operating costs of c.£9.7 billion

●  Asset quality ratio of c.25 basis points

●  Return on tangible equity of c.13.5%

●  Capital generation to be c.175 basis points1

Confident in 2026 guidance

Based on our current macroeconomic assumptions and confidence in our strategy, the Group is maintaining its guidance for 2026:

●  Cost:income ratio of less than 50%

●  Return on tangible equity of greater than 15%

●  Capital generation of greater than 200 basis points1

●  To pay down to a CET1 ratio of c.13.0%

1    Excludes capital distributions. Includes ordinary dividends received from the Insurance business in February of the following year.

SUMMARY OF GROUP RESULTS

Statutory results

Income statement

The Group's statutory profit before tax for the first half of 2025 was £3,504 million, 5% higher than in the first half of 2024. This was driven by higher total income, partially offset by a higher impairment charge. Profit after tax was £2,544 million and earnings per share was 3.8 pence (half-year to 30 June 2024: £2,444 million and 3.4 pence respectively).

Total income for the half-year of 2025 was £9,386 million, an increase of 6% on the same period in 2024 (half-year to 30 June 2024: £8,876 million). Net interest income of £6,478 million was up 7% on the prior year (half-year to 30 June 2024: £6,046 million), driven by higher average interest-earning assets and a higher margin, which benefitted from a growing structural hedge contribution as balances have been reinvested in a higher rate environment, partially offset by continued asset margin compression and deposit churn headwinds.

Other income increased by 3% to £2,908 million (half-year to 30 June 2024: £2,830 million), with higher other operating income, partly offset by lower net fee and commission income. Other operating income increased by 12% to £1,015 million (half-year to 30 June 2024: £907 million) as a result of fleet growth and higher average vehicle rental values in UK Motor Finance within Retail as well as current account earnings. Alongside Insurance, Pensions and Investments which benefitted from higher general insurance income net of claims and strengthening income in Workplace. Growth in Equity Investments and Central items was driven by the Group's equity and direct investment businesses, with strong income growth from Lloyds Living and higher income from LDC. Net fee and commission income was £856 million (half-year to 30 June 2024: £890 million).

Total operating expenses of £5,440 million were broadly stable. Within this were higher costs reflecting inflationary pressures, strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, offset by cost savings and continued cost discipline alongside a lower remediation charge. Operating lease depreciation was higher due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over the last 12 months. Used car price declines in the second quarter of 2025 were offset by a number of mitigating management actions, including used car leasing and remarketing agreements.

A remediation charge of £37 million was recognised by the Group in the first half of 2025 (half-year to 30 June 2024: £95 million), across a small number of rectification programmes. There have been no further charges to the provision relating to motor finance commission arrangements.

Asset quality remained robust in the first half of 2025. The impairment charge was £442 million, up from £100 million in the half-year to 30 June 2024 which benefitted from a large credit from improvements in the Group's economic outlook. The charge reflects strong performance across Retail portfolios, more than offset by a higher charge in Commercial Banking, from a small number of individual cases moving to default in the period.

The Group recognised a tax expense of £960 million in the first half of 2025 (half-year to 30 June 2024: £880 million), representing an effective tax rate of 27.4%.

SUMMARY OF GROUP RESULTS (continued)

Statutory results (continued)

Balance sheet

Total assets were £12,585 million higher at £919,282 million at 30 June 2025 (31 December 2024: £906,697 million). Financial assets at amortised cost were £6,460 million higher at £538,237 million (31 December 2024: £531,777 million) supported by increases in loans and advances to customers. This included growth of £5.6 billion in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business. Lending balances increased by £1.2 billion in Commercial Banking, with growth in Institutional balances partly offset by repayments of government-backed lending. The growth in loans and advances to customers was partly offset by a £3,512 million reduction in reverse repurchase agreements, a £400 million reduction in loans and advances to banks and a £1,369 million reduction in debt securities.

Financial assets held at fair value through profit or loss increased by £6,017 million, with increased holdings in the Insurance business as a result of market gains on equity investments held to back insurance and investment contract liabilities and increased reverse repurchase agreements in the banking business.

Derivative financial assets were £1,122 million lower at £22,943 million (31 December 2024: £24,065 million), driven by interest rate movements in the period. Financial assets at fair value through other comprehensive income of £33,888 million increased by £3,198 million in the period reflecting increases in liquid asset holdings. Other assets were £3,488 million lower, primarily reflecting the disposal of the Group's bulk annuity business in the second quarter.

Total liabilities were £11,602 million higher at £872,411 million (31 December 2024: £860,809 million). Customer deposits of £493,932 million increased in the period by £11,187 million. Retail deposits increased £3.7 billion in the period, driven by net inflows to limited withdrawal and fixed term deposits as a result of a strong performance throughout the ISA season. Commercial Banking deposits were up £7.6 billion with targeted growth, alongside higher balances partly as a result of market uncertainty.

Financial liabilities at fair value through profit or loss increased by £1,143 million to £28,754 million at 30 June 2025 due to increased repurchase agreements. Derivative financial liabilities decreased by £1,797 million to £19,879 million as a result of market movements. Liabilities arising from insurance and investment contracts increased by £3,945 million reflecting the increase in policyholder investments. Other liabilities decreased by £2,940 million and included the effects of the disposal of the Group's bulk annuity business. Debt securities in issue reduced by £2,533 million, with higher levels of maturities in the period.

Total equity of £46,871 million at 30 June 2025 increased from £45,888 million at 31 December 2024. The movement reflected profit for the period, the unwind of the cash flow hedging reserve and issuance of an AT1 capital instrument in February 2025. This was partially offset by the impact of the commenced share buyback programme in respect of 2024, the dividend paid in May 2025, as well as the impact of redemption of an AT1 capital instrument in June 2025 and a lower pension surplus.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA

The Group's underlying profit was £3,561 million in the first half of 2025, an increase of 2% compared to £3,497 million in the same period in 2024. Higher net income was partly offset by slightly increased operating costs and a higher underlying impairment charge. Underlying profit in the second quarter of 2025 was up 32% compared to the first quarter, given strengthening income and lower costs, including lower severance charges. The underlying impairment charge in the second quarter was 57% lower than in the first quarter.

Net incomeA	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying net interest income	6,655	6,338	5	6,507	2
Underlying other income	2,969	2,734	9	2,863	4
Operating lease depreciation1	(710)	(679)	(5)	(646)	(10)
Net incomeA	8,914	8,393	6	8,724	2

Banking net interest marginA	3.04%	2.94%	10bp	2.96%	8bp
Average interest-earning banking assetsA	£457.8bn	£449.2bn	2	£453.1bn	1

1    Net of losses on disposal of operating lease assets of £3 million (half-year to 30 June 2024: profit of £37 million, half-year to 31 December 2024: profit of £22 million).

Net income of £8,914 million was up 6% compared to the first half of 2024, driven by higher underlying net interest income and higher underlying other income, partly offset by an increased charge for operating lease depreciation. Net income in the second quarter of 2025 was up 3% compared to the first quarter, including higher underlying net interest income, higher underlying other income and stable operating lease depreciation.

Within net income, underlying net interest income of £6,655 million was up 5% versus the prior year (half-year to 30 June 2024: £6,338 million). This was supported by a banking net interest margin of 3.04% (half-year to 30 June 2024: 2.94%). The net interest margin benefitted from a growing structural hedge contribution as balances have been reinvested in a higher rate environment, partially offset by continued asset margin compression and deposit churn headwinds largely as expected. Average interest-earning banking assets in the first half of 2025 of £457.8 billion were higher than the first half of 2024 (half-year to 30 June 2024: £449.2 billion), with growth primarily driven by UK mortgages, credit cards, UK Retail unsecured loans and the European retail business. In Commercial Banking, growth in Institutional balances were offset by continued repayments of government-backed lending within Business and Commercial Banking and lower lending to banks. Underlying net interest income in the first half of 2025 included a non-banking net interest expense of £236 million (half-year to 30 June 2024: £229 million), increasing slightly as a result of growth in the Group's non-banking businesses.

Underlying net interest income of £3,361 million in the second quarter of 2025 was ahead of the first quarter (three months to 31 March 2025: £3,294 million). A growing structural hedge contribution more than offset the impact of continued headwinds from deposit churn, Bank Base Rate reductions and underlying asset margin compression. A strong ISA season allowed the Group to meaningfully grow balances with strong market share, but also resulted in deposit churn. Together this resulted in an increase in the banking net interest margin to 3.04% (three months to 31 March 2025: 3.03%). Average interest-earning banking assets were higher in the second quarter at £460.0 billion (three months to 31 March 2025: £455.5 billion), primarily driven by UK mortgages, with the impact of strong lending volumes at the end of the first quarter now being reflected in average lending, alongside growth in UK Retail unsecured loans, credit cards and the European retail business.

The Group continues to expect the underlying net interest income for 2025 to be c.£13.5 billion.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA (continued)

The Group manages the risk to earnings and capital from movements in interest rates by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 30 June 2025, the notional balance of the sterling structural hedge increased to £244 billion (31 December 2024: £242 billion) with a stable weighted average duration of approximately three-and-a-half years (31 December 2024: approximately three-and-a-half years). The Group generated £2.6 billion of total income from sterling structural hedge balances in the first half of 2025, an increase over the prior year (half-year to 30 June 2024: £1.9 billion). The Group continues to expect sterling structural hedge earnings in 2025 to be £1.2 billion higher than in 2024 and £1.5 billion higher in 2026 than in 2025.

Underlying other income of £2,969 million in the first half of 2025 grew by 9% compared to the prior year (half-year to 30 June 2024: £2,734 million), driven by strengthening customer activity and the benefit of strategic initiatives. This included an increase of 13% in Retail, primarily driven by UK Motor Finance, including fleet growth and higher average vehicle rental values as well as current account earnings. Insurance, Pensions and Investments underlying other income was up 6% from strong business performance including higher general insurance income net of claims and strengthening income in Workplace. Growth in Equity Investments and Central items was driven by the Group's equity and direct investment businesses, with strong income growth from Lloyds Living and higher income from LDC. This was partly offset by a 2% reduction in Commercial Banking, with higher transaction banking income more than offset by lower loan markets activity.

Compared to the first quarter of 2025, underlying other income in the second quarter was up 4%, supported in Retail by continued UK Motor Finance growth and personal current account performance, in Commercial Banking primarily from improved trading conditions and in Insurance, Pensions and Investments from higher general insurance income including seasonally lower weather event claims.

Operating lease depreciation of £710 million in the first half of 2025 was 5% higher than in the prior year (half-year to 30 June 2024: £679 million), due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over the last 12 months. The Group has been progressing a number of market and customer initiatives to improve performance and reduce volatility in operating lease depreciation, including used car leasing and remarketing agreements. Together these measures helped to offset used car price declines in the second quarter, resulting in stable operating lease depreciation compared to the first quarter.

Total costs	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Operating costsA	4,874	4,700	(4)	4,742	(3)
Remediation	37	95	61	804	95
Total costsA	4,911	4,795	(2)	5,546	11

Cost:income ratioA	55.1%	57.1%	(2.0)pp	63.6%	(8.5)pp

Total costs, including remediation, of £4,911 million were 2% higher than the prior year. Operating costs of £4,874 million were up 4% reflecting inflationary pressures, strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings and continued cost discipline. Operating costs are still expected to be c.£9.7 billion in 2025, including the impact of increased severance and National Insurance contribution changes (c.£0.1 billion) in year.

A remediation charge of £37 million was recognised by the Group in the first half of 2025 (half-year to 30 June 2024: £95 million), across a small number of rectification programmes. There have been no further charges to the provision relating to motor finance commission arrangements. The Supreme Court heard the appeal of the Wrench, Johnson and Hopcraft decision in early April. The FCA has indicated that the Supreme Court decision will inform its next steps for both the discretionary commission arrangements (DCA) review and non-DCA complaints and that it will provide an update within six weeks of the Supreme Court decision. In establishing the provision of £1.15 billion, the Group has considered a number of scenarios to address uncertainties around a number of key assumptions. These include a range of potential Supreme Court outcomes, regulatory responses including steps that the FCA may take, and outcomes in relation to redress.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA (continued)

The Group's cost:income ratio including remediation for the first half of 2025 was 55.1% (half-year to 30 June 2024: 57.1%), with net income up 6%, partly offset by 2% higher total costs.

Underlying impairmentA

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Charges (credits) pre-updated MES1
Retail	426	463	8	326	(31)
Commercial Banking	25	(28)		76	67
Other	-	(10)		-
	451	425	(6)	402	(12)
Updated economic outlook (MES)
Retail	(84)	(269)	(69)	(63)	33
Commercial Banking	75	(55)		(7)
	(9)	(324)	(97)	(70)	(87)
Underlying impairment chargeA	442	101		332	(33)

Asset quality ratioA	0.19%	0.05%	14bp	0.15%	4bp

1    Impairment charges excluding the impact from updated economic outlook (multiple economic scenarios, MES) taken each quarter.

Asset quality remained robust in the first half of 2025. The underlying impairment charge was £442 million (half-year to 30 June 2024: £101 million), resulting in an asset quality ratio of 19 basis points. The higher charge includes a £9 million net credit from updated multiple economic scenarios (MES), compared to a credit of £324 million in the prior year.

The charge in the second quarter of £133 million includes an updated MES credit of £44 million. The central adjustment in MES recognised in the first quarter (£100 million) to capture emerging risks to the base case from US tariff policy announcements, has been released and a lower amount has been integrated into the divisions, reflecting the updated economic outlook. This reflects a modest deterioration to the economic outlook in the second quarter, including a higher unemployment rate peak largely offset by further improvements to house price expectations.

The pre-updated MES charge of £451 million for the first half is equivalent to an asset quality ratio of 19 basis points. The slightly higher pre-updated MES charge compared to prior year is driven by Commercial Banking from a small number of individual cases moving to default in the period. These are largely isolated to a single sector and not representative of trends seen across the Commercial portfolio, which shows stable performance. Similarly, strong performance across Retail portfolios has driven a lower charge year-on-year, most notably in UK Mortgages. The Group continues to expect the asset quality ratio to be c.25 basis points in 2025.

SUMMARY OF GROUP RESULTS (continued)

Income statement - underlying basisA (continued)

Restructuring, volatility and other items

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying profit	3,561	3,497	2	2,846	25
Restructuring	(9)	(15)	40	(25)	64
Market and other volatility	27	(65)		(79)
Amortisation of purchased intangibles	(40)	(41)	2	(40)
Fair value unwind	(35)	(52)	33	(55)	36
Volatility and other items	(48)	(158)	70	(174)	72
Statutory profit before tax	3,504	3,324	5	2,647	32
Tax expense	(960)	(880)	(9)	(614)	(56)
Statutory profit after tax	2,544	2,444	4	2,033	25

Earnings per share	3.8p	3.4p	0.4p	2.9p	0.9p
Return on tangible equityA	14.1%	13.5%	0.6pp	11.2%	2.9pp

	At 30 Jun 2025	At 31 Mar 2025	Change %	At 31 Dec 2024	Change %

Tangible net assets per shareA	54.5p	54.4p	0.1p	52.4p	2.1p

Restructuring costs for the first half of 2025 were £9 million (half-year to 30 June 2024: £15 million). Volatility and other items were a net loss of £48 million for the first half of 2025 (half-year to 30 June 2024: net loss of £158 million). This included £40 million for the amortisation of purchased intangibles (half-year to 30 June 2024: £41 million) and £35 million relating to the usual fair value unwind (half-year to 30 June 2024: £52 million). This was alongside a gain from market and other volatility of £27 million (half-year to 30 June 2024: loss of £65 million), including negative market volatility and the £120 million gain on sale of the Group's bulk annuities portfolio to Rothesay Life plc.

The return on tangible equity for the first half of the year was 14.1% (half-year to 30 June 2024: 13.5%). The Group continues to expect the return on tangible equity for 2025 to be c.13.5%.

Tangible net assets per share at 30 June 2025 were 54.5 pence, up 2.1 pence in the first half of the year (31 December 2024: 52.4 pence) and up 0.1 pence in the second quarter. The increase resulted from attributable profit, the unwind of the cash flow hedging reserve and a reduction in the number of shares in issue due to the ongoing share buyback. This was partially offset by capital distributions in respect of 2024, including the payment of the full year ordinary dividend in the second quarter. At 30 June 2025, tangible net assets per share were reduced by 1.0 pence as a result of a temporary accrual for the ongoing ordinary share buyback without the corresponding reduction in the number of shares. This will reverse in the third quarter.

Tax

The Group recognised a tax expense of £960 million in the first half of 2025 (half-year to 30 June 2024: £880 million), representing an effective tax rate of 27.4%. The Group expects a medium-term effective tax rate of around 27% based on the banking surcharge rate of 3% and the corporation tax rate of 25%. An explanation of the relationship between the tax expense and the Group's accounting profit for the period is set out on page 74.

SUMMARY OF GROUP RESULTS (continued)

Balance sheet

	At 30 Jun 2025	At 31 Mar 2025	Change %	At 31 Dec 2024	Change %

Underlying loans and advances to customersA	£471.0bn	£466.2bn	1	£459.1bn	3
Customer deposits	£493.9bn	£487.7bn	1	£482.7bn	2
Loan to deposit ratioA	95%	96%	(1pp)	95%
Wholesale funding1	£92.2bn	£89.4bn	3	£92.5bn
Wholesale funding <1 year maturity1	£30.7bn	£29.3bn	5	£31.3bn	(2)
of which: money market funding <1 year maturity1	£22.1bn	£20.3bn	9	£16.9bn	31
Liquidity coverage ratio - eligible assets2	£131.8bn	£133.1bn	(1)	£134.4bn	(2)
Liquidity coverage ratio3	145%	145%		146%	(1)pp
Net stable funding ratio4	127%	128%	(1pp)	129%	(2)pp
Total underlying expected credit loss allowanceA	£3,545m	£3,744m	(5)	£3,651m	(3)

1    Excludes balances relating to margins of £1.1 billion (31 December 2024: £2.8 billion, 31 March 2025: £1.4 billion).

2    Eligible assets are calculated as a monthly rolling simple average of month end observations over the previous 12 months post any liquidity haircuts.

3    The liquidity coverage ratio is calculated as a simple average of month-end observations over the previous 12 months.

4    The net stable funding ratio is calculated as a simple average of month-end observations over the previous four quarter-ends.

The Group saw strong lending growth in the first half of 2025, with underlying loans and advances to customers increasing by £11.9 billion since the end of 2024, to £471.0 billion. This included growth of £5.6 billion in UK mortgages and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business. Lending balances increased by £1.2 billion in Commercial Banking, with growth in Institutional balances partly offset by repayments of £0.8 billion of government-backed lending. Underlying loans and advances increased by £4.8 billion in the second quarter, with growth across Retail portfolios, including UK mortgages and the European retail business, alongside increased lending in Corporate and Institutional Banking, reflecting growth in securitised products partially offset by foreign exchange movements and government-backed lending repayments within Business and Commercial Banking.

Customer deposits of £493.9 billion increased significantly in the first half of the year, by £11.2 billion. Retail deposits were up £3.7 billion in the period, driven by net inflows to limited withdrawal and fixed term deposits as a result of a strong performance throughout the ISA season, with over 375,000 cash ISA accounts opened. Commercial Banking deposits were up £7.6 billion with targeted growth, alongside higher balances partly as a result of market uncertainty. Customer deposits increased by £6.2 billion in the second quarter. This included £5.3 billion in Commercial Banking driven by growth in targeted sectors and £1.0 billion in Retail from strong performance in UK Savings driving inflows throughout the ISA season, partially offset by outflows from current accounts, including to UK savings.

The Group delivered £3.1 billion net new money during the first half of 2025 in Insurance, Pensions and Investments and Wealth open book assets under administration (AuA). In total, open book AuA stand at c.£208 billion at 30 June 2025.

The Group has a large, high quality liquid asset portfolio held mainly in cash and government bonds, with all assets hedged for interest rate risk. The Group's liquid assets continue to significantly exceed regulatory requirements and internal risk appetite, with a strong, stable liquidity coverage ratio of 145% (31 December 2024: 146%) and net stable funding ratio of 127% (31 December 2024: 129%). The loan to deposit ratio of 95%, stable compared to 31 December 2024, continues to reflect a robust funding and liquidity position, with significant capacity to grow lending.

The underlying expected credit loss (ECL) allowance has reduced slightly to £3.5 billion (31 December 2024: £3.7 billion) in the period. The uplift from the base case to probability-weighted ECL is £0.4 billion (31 December 2024: £0.4 billion). The ECL allowance includes judgemental adjustments which increased the ECL by £183 million (31 December 2024: £15 million decrease to ECL). The increase in judgemental adjustments in the period was primarily due to the removal of negative ECL adjustments previously held for loss given default adjustments in Commercial Banking where model enhancements have removed the need for an adjustment.

SUMMARY OF GROUP RESULTS (continued)

Capital

	At 30 Jun 2025	At 31 Mar 2025	Change %	At 31 Dec 2024	Change %

CET1 ratio	13.8%	13.5%	0.3pp	14.2%	(0.4)pp
Pro forma CET1 ratioA,1	13.8%	13.5%	0.3pp	13.5%	0.3pp
UK leverage ratio	5.4%	5.5%	(0.1)pp	5.5%	(0.1)pp
Risk-weighted assets	£231.4bn	£230.1bn	1	£224.6bn	3

Capital generation

Pro forma CET1 ratio as at 31 December 2024A,1	13.5%
Banking build (bps)2	113
Insurance dividend (bps)	7
Risk-weighted assets (bps)	(41)
Other movements (bps)3	7
Pro forma capital generation (bps)	86
Ordinary dividend accrual (bps)	(50)
Pro forma CET1 ratio as at 30 June 2025A,1	13.8%

1    30 June 2025 reflects the interim ordinary dividend received from the Insurance business in July 2025. 31 December 2024 reflects both the full impact of the share buyback announced in respect of 2024 and the ordinary dividend received from the Insurance business in February 2025.

2    Includes impairment charge and excess regulatory expected losses.

3    Includes share-based payments.

The Group's pro forma CET1 capital ratio at 30 June 2025 was 13.8% (31 December 2024: 13.5% pro forma). Pro forma capital generation during the first half of the year was 86 basis points (59 basis points in the second quarter). This reflected strong banking build and the £150 million interim dividend received from the Insurance business in July 2025, partially offset by net risk-weighted asset increases. The Group has accrued a foreseeable ordinary dividend of 50 basis points, inclusive of the announced interim ordinary dividend of 1.22 pence per share. The Group continues to expect capital generation in 2025 to be c.175 basis points. Excluding the Insurance dividend received in July 2025, the Group's CET1 capital ratio at 30 June 2025 was 13.8%.

Risk-weighted assets increased by £6.8 billion to £231.4 billion at 30 June 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong lending growth, but also includes a temporary c.£1.2 billion increase related to hedging activity that is expected to reverse in the third quarter. The growth in risk-weighted assets was partly offset by continued optimisation activity. While no Retail secured CRD IV increases were recognised during the first half of the year, the Group continues to expect an uplift to be recognised against performing exposures in respect of CRD IV secured assets, subject to finalisation with the PRA.

The Group's regulatory CET1 capital requirement remains at around 12%. This includes the Pillar 2A CET1 capital requirement of about 1.5% of risk-weighted assets. The Board's view of the ongoing level of total CET1 capital required to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties remains c.13.0%. This includes a management buffer of c.1%. In order to manage risks and distributions in an orderly way, the Board intends to progress in stages towards paying down to the CET1 capital target of c.13.0% by the end of 2026.

SUMMARY OF GROUP RESULTS (continued)

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return further surplus capital through share buybacks or special dividends. The Board has recommended an interim ordinary dividend of 1.22 pence per share (equivalent to £731 million). This represents an increase of 15% compared to the first half of 2024, in line with the Board's commitment to a progressive and sustainable policy.

In February this year, the Board approved an ordinary share buyback programme of up to £1.7 billion in respect of 2024, in line with the Group's commitment to return surplus capital. This commenced in February 2025 and, at 30 June 2025, the programme had completed £0.7 billion of the buyback, with c.1.0 billion ordinary shares purchased.

2025 Preliminary results

Building on the significant transformation progressing within the Group and consistent with its ambition to move at pace into the year ahead, the Group intends to move to preliminary reporting at year-end. Accordingly the Group intends to announce its preliminary results for the full year 2025 on 29 January 2026, with the annual report and accounts following on 18 February 2026.

DIVISIONAL RESULTS

Segmental analysis - underlying basisA

Half-year to 30 June 2025	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,709	1,766	(78)	258	6,655
Underlying other income	1,276	926	689	78	2,969
Operating lease depreciation	(706)	(4)	-	-	(710)
Net income	5,279	2,688	611	336	8,914
Operating costs	(2,922)	(1,394)	(466)	(92)	(4,874)
Remediation	(41)	-	(2)	6	(37)
Total costs	(2,963)	(1,394)	(468)	(86)	(4,911)
Underlying profit before impairment	2,316	1,294	143	250	4,003
Underlying impairment (charge) credit	(342)	(100)	1	(1)	(442)
Underlying profit	1,974	1,194	144	249	3,561

Banking net interest marginA,	2.64%	4.82%			3.04%
Average interest-earning banking assetsA	£380.0bn	£77.8bn			£457.8bn
Asset quality ratioA	0.18%	0.23%			0.19%
Underlying loans and advances to customersA,1	£381.6bn	£88.8bn	-	£0.6bn	£471.0bn
Customer deposits	£323.4bn	£170.2bn	-	£0.3bn	£493.9bn
Risk-weighted assets	£127.5bn	£76.6bn	£0.4bn	£26.9bn	£231.4bn

Half-year to 30 June 2024	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,430	1,696	(74)	286	6,338
Underlying other income2	1,133	942	649	10	2,734
Operating lease depreciation	(677)	(2)	-	-	(679)
Net income	4,886	2,636	575	296	8,393
Operating costs2	(2,763)	(1,358)	(458)	(121)	(4,700)
Remediation	(54)	(32)	(5)	(4)	(95)
Total costs	(2,817)	(1,390)	(463)	(125)	(4,795)
Underlying profit before impairment	2,069	1,246	112	171	3,598
Underlying impairment (charge) credit	(194)	83	7	3	(101)
Underlying profit	1,875	1,329	119	174	3,497

Banking net interest marginA,3	2.55%	4.44%			2.94%
Average interest-earning banking assetsA	£367.0bn	£82.2bn			£449.2bn
Asset quality ratioA	0.11%	(0.17)%			0.05%
Underlying loans and advances to customersA,1	£365.1bn	£88.1bn	-	(£0.8bn)	£452.4bn
Customer deposits	£313.3bn	£161.2bn	-	£0.2bn	£474.7bn
Risk-weighted assets	£123.3bn	£73.2bn	£0.2bn	£25.3bn	£222.0bn

1    Equity Investments and Central Items includes central fair value hedge accounting adjustments.

2    In the half-year to 30 June 2025, for segment reporting, the Group revised its allocation methodology. Certain divisional variable payment related costs are now included within underlying other income; comparative figures have been represented on a consistent basis. Total Group figures are unaffected by this change.

3    In the half-year to 30 June 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis. The Group banking net interest margin is unaffected by this change.

DIVISIONAL RESULTS (continued)

Segmental analysis - underlying basisA (continued)

Half-year to 31 December 2024	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Equity Investments and Central Items £m	Group £m

Underlying net interest income	4,500	1,738	(62)	331	6,507
Underlying other income1	1,221	873	643	126	2,863
Operating lease depreciation	(642)	(4)	-	-	(646)
Net income	5,079	2,607	581	457	8,724
Operating costs1	(2,803)	(1,394)	(466)	(79)	(4,742)
Remediation	(696)	(72)	(14)	(22)	(804)
Total costs	(3,499)	(1,466)	(480)	(101)	(5,546)
Underlying profit before impairment	1,580	1,141	101	356	3,178
Underlying impairment (charge) credit	(263)	(69)	-	-	(332)
Underlying profit	1,317	1,072	101	356	2,846

Banking net interest marginA,2	2.53%	4.58%			2.96%
Average interest-earning banking assetsA	£373.2bn	£79.9bn			£453.1bn
Asset quality ratioA	0.14%	0.17%			0.15%
Underlying loans and advances to customers3	£371.5bn	£87.6bn	-	-	£459.1bn
Customer deposits	£319.7bn	£162.6bn	-	£0.4bn	£482.7bn
Risk-weighted assets	£125.1bn	£73.8bn	£0.4bn	£25.3bn	£224.6bn

1    In the half-year to 30 June 2025, for segment reporting, the Group revised its allocation methodology. Certain divisional variable payment related costs are now included within underlying other income; comparative figures have been represented on a consistent basis. Total Group figures are unaffected by this change.

2    In the half-year to 30 June 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis. The Group banking net interest margin is unaffected by this change.

3    Equity Investments and Central Items includes central fair value hedge accounting adjustments.

DIVISIONAL RESULTS (continued)

Retail

Retail offers a broad range of financial services products to personal customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to build enduring relationships meeting more of its customers' financial needs and improve their financial resilience throughout their lifetime. Retail operates the largest digital bank in the UK and improves digital experience through a mobile-first strategy, delivering market-leading products and meeting consumer duty expectations whilst working within a prudent risk appetite. Additionally, Retail has a growing mortgages and savings focused European business. Through strategic investment and increased use of data, Retail aims to deepen consumer relationships, deliver personalised propositions, broaden its intermediary offering, improve customer experience and increase operational efficiency.

Strategic progress

●  Launched Lloyds Premier to attract, retain and deepen relationships with Mass Affluent customers; benefits include exclusive product rates and cashback, an enhanced digital experience and digital family GP subscription

●  UK's largest digital bank with 20.9 million customers actively using the Group's mobile apps; with new GenAI assisted search in the Lloyds app, which received an award for Best AI Use In Finance at The AI Awards

●  Over 95% of sales now through digital channels. Support from Relationship Managers now available across six product journeys in the mobile app, with c.90,000 customers accessing live in-app connections

●  Launched new digital remortgage journey, giving customers seamless end-to-end experience; digital applications up c.6 percentage points and valuable direct mortgage application share up c.4 percentage points

●  Introduced Branch co-servicing, allowing customers to visit any Lloyds, Halifax or Bank of Scotland branch with c.300,000 cross-brand transactions completed. Customers served per distribution FTE up over 40% since 2021

●  Launched UK banking firsts including Lloyds Travel Booking, allowing customers to book flights and hotels in the app, alongside digital wills and powers of attorney journeys for customers' future planning

●  12 million users registered for 'Your Credit Score', with 4.8 million active users in the last 3 months alone, empowering our customers financially by helping them manage their credit health

●  20%1 of ISA market flows throughout 2025 ISA season, with over 375,000 new cash ISA accounts opened, helping customers save an additional £6.6 billion tax free

●  Making EVs more accessible through Tusker, with the fleet now exceeding 68,000 vehicles, up 41% versus the first half of 2024, supporting the UK's ambition to transition to net zero by 2050

●  Chosen as General Motors (UK) finance partner and partner to Xpeng via our International Motors joint venture

Financial performance

●  Underlying net interest income increased 6%, with stronger structural hedge earnings and higher unsecured loan balances, partly offset by continued mortgage margin compression and deposit churn headwinds

●  Underlying other income up 13% from fleet growth and higher rental values in Motor and current account income

●  Operating lease depreciation charge increased by 4% compared to the first half of 2024, due to fleet growth, the depreciation of higher value vehicles and declines in used electric car prices over the last 12 months. Used car price declines in the second quarter of 2025 were offset by a number of mitigating management actions, including used car leasing and remarketing agreements

●  Operating costs up 6%, reflecting increases from inflationary pressures, strategic investment including planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partially offset by cost savings. Remediation costs of £41 million with movements across a small number of rectification programmes

●  Underlying impairment charge of £342 million, supported by strong portfolio performance particularly in UK mortgages. The net charge is higher than in the first half of 2024, which benefitted from an improved economic outlook and a one-off release of judgemental adjustments for inflation and interest rates

●  Loans and advances to customers of £381.6 billion, up £10.1 billion, with growth across Retail products including £5.6 billion in UK mortgages driven by strong demand in the first quarter and growth across UK Retail unsecured loans, credit cards, UK Motor Finance and the European retail business

●  Customer deposits of £323.4 billion, up £3.7 billion with inflows to limited withdrawal and fixed term Savings products, including a strong performance throughout the ISA season, partly offset by a reduction in current account balances driven by continued flows to savings including ISAs

●  Risk-weighted assets up 2% in the first half, given strong lending growth, partly offset by optimisation activity

1     Bank of England ISA market data and Lloyds Banking Group ISA balance uplift March 2025 to May 2025

DIVISIONAL RESULTS (continued)

Retail (continued)

Retail performance summaryA
	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying net interest income	4,709	4,430	6	4,500	5
Underlying other income1	1,276	1,133	13	1,221	5
Operating lease depreciation	(706)	(677)	(4)	(642)	(10)
Net income	5,279	4,886	8	5,079	4
Operating costs1	(2,922)	(2,763)	(6)	(2,803)	(4)
Remediation	(41)	(54)	24	(696)	94
Total costs	(2,963)	(2,817)	(5)	(3,499)	15
Underlying profit before impairment	2,316	2,069	12	1,580	47
Underlying impairment charge	(342)	(194)	(76)	(263)	(30)
Underlying profit	1,974	1,875	5	1,317	50

Banking net interest marginA,2	2.64%	2.55%	9bp	2.53%	11bp
Average interest-earning banking assetsA	£380.0bn	£367.0bn	4	£373.2bn	2
Asset quality ratioA	0.18%	0.11%	7bp	0.14%	4bp

1    In the half-year to 30 June 2025, for segment reporting, the Group revised its allocation methodology. Certain divisional variable payment related costs are now included within underlying other income; comparative figures have been represented on a consistent basis. Total Group figures are unaffected by this change.

2    In the half-year to 30 June 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis. The Group banking net interest margin is unaffected by this change.

	At 30 Jun 2025 £bn	At 31 Mar 2025 £bn	Change %	At 31 Dec 2024 £bn	Change %

UK mortgages	317.9	317.1		312.3	2
Credit cards	16.4	15.9	3	15.7	4
UK Retail unsecured loans	9.9	9.5	4	9.1	9
UK Motor Finance1	16.0	15.8	1	15.3	5
Overdrafts	1.2	1.2		1.2
Other2	20.2	19.0	6	17.9	13
Underlying loans and advances to customersA	381.6	378.5	1	371.5	3
Operating lease assets3	7.6	7.4	3	7.2	6
Total customer assets	389.2	385.9	1	378.7	3

Current accounts	100.6	102.5	(2)	101.3	(1)
Savings accounts	213.1	210.1	1	208.2	2
Wealth	9.7	9.8	(1)	10.2	(5)
Customer deposits	323.4	322.4		319.7	1

Risk-weighted assets	127.5	126.7	1	125.1	2
1    UK Motor Finance balances on an underlying basisA exclude a finance lease gross up. See page 29.

2    Within underlying loans and advances, Retail other includes the European and Wealth businesses.

3    Operating lease assets relate to Lex Autolease and Tusker.

DIVISIONAL RESULTS (continued)

Commercial Banking

Commercial Banking serves small and medium businesses and corporate and institutional clients, providing lending, transactional banking, working capital management, debt financing and risk management services, whilst connecting the whole Group to clients. Through investment in digitisation, product development and coverage capability, Commercial Banking is delivering an enhanced customer experience via a digital-first model in Business and Commercial Banking and an expanded client proposition. This is generating diversified capital efficient growth and supporting customers in their transition to net zero.

Strategic progress

●  Launched new mobile loans journey for Business Banking clients, transforming the customer experience; 7 out of 10 digital lending applications now using the new mobile journey

●  Increasing customer control and efficiency through enhanced self-service. New digital journey enabling single signatory customers to view and amend existing permissions

●  Enabled eligible overdraft clients to view personalised lending limits through digital channel, helping customers to meet short-term working capital needs

●  Received global awards for 'Best Bank for Digitalisation' for the second year in a row and 'Best Deal' for a digital trade transaction, by Global Trade Review

●  Scaled transition loans for buildings to mid corporate customers, supporting businesses transition to net zero, lowering energy costs and improving long-term resilience

●  Awarded 'Best Omni-Channel Payment Acceptance'1, highlighting the value, differentiation, and quality of the experience that the merchant service proposition offers to clients

●  Launched Exchange Market, a new finance model incentivising farmers to prioritise environmental outcomes in their business through funding provided by the supply chain

●  Delivered £16.1bn2 of sustainable financing towards 2026 £30 billion target. Supported the UK's initial three major carbon capture projects

●  Awarded Real Estate Capital Europe's Sustainable Finance Provider of the Year for the third year in a row

●  Increased market share year-on-year in Structured Finance by 8 percentage points and UK issuer Debt Capital Markets issuance by 3 percentage points3

●  Launched a market-leading foreign exchange client algorithmic solution. Delivered a 17% year-on-year increase in foreign exchange volumes

●  First tokenised collateral transfer on public blockchain in the UK, paving the way for digitised collateral

Financial performance

●  Underlying net interest income of £1,766 million, up 4% on the prior year, reflecting strong portfolio management across both assets and liabilities within the lower rate environment

●  Underlying other income decreased 2% to £926 million, with higher transaction banking income more than offset by lower loan markets activity

●  Operating costs up 3% reflecting inflationary pressures, strategic investment as a result of planned higher severance front-loaded into the first quarter of 2025 and business growth costs, partly offset by cost savings. Zero net remediation charge

●  Underlying impairment charge of £100 million, higher than prior year, reflecting higher Stage 3 charges and modest deterioration in the economic outlook

●  Customer lending 1% higher at £88.8 billion reflecting growth in Institutional balances alongside growth in securitised products, partially offset by foreign exchange movements and government-backed lending repayments within Business and Commercial Banking. Business and Commercial Banking balances grew in the year excluding government-backed lending repayments

●  Customer deposits 5% higher at £170.2 billion, with growth in targeted sectors and higher balances partly as a result of market uncertainty

●  Risk-weighted assets 4% higher at £76.6 billion, reflecting lending growth in Corporate and Institutional Banking partially offset by optimisation activity

1    Merchant Payments Ecosystem 2025 event in Berlin.

2    In line with the Group's Sustainable Financing Framework; sustainable financing since 1 January 2024.

3    LSEG Workspace; Structured Finance (excluding collateralised debt obligations) - sterling, All Investment Grade bonds (excluding Sovereign, supranational and agency) - UK issuers (sterling only).

DIVISIONAL RESULTS (continued)

Commercial Banking (continued)

Commercial Banking performance summaryA

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying net interest income	1,766	1,696	4	1,738	2
Underlying other income1	926	942	(2)	873	6
Operating lease depreciation	(4)	(2)		(4)
Net income	2,688	2,636	2	2,607	3
Operating costs1	(1,394)	(1,358)	(3)	(1,394)
Remediation	-	(32)		(72)
Total costs	(1,394)	(1,390)		(1,466)	5
Underlying profit before impairment	1,294	1,246	4	1,141	13
Underlying impairment (charge) credit	(100)	83		(69)	(45)
Underlying profit	1,194	1,329	(10)	1,072	11

Banking net interest marginA,2	4.82%	4.44%	38bp	4.58%	24bp
Average interest-earning banking assetsA	£77.8bn	£82.2bn	(5)	£79.9bn	(3)
Asset quality ratioA	0.23%	(0.17%)		0.17%	6bp

1    In the half-year to 30 June 2025, for segment reporting, the Group revised its allocation methodology. Certain divisional variable payment related costs are now included within underlying other income; comparative figures have been represented on a consistent basis. Total Group figures are unaffected by this change.

2    In the half-year to 30 June 2025, the Group revised its capital transfer pricing methodology; comparative segmental banking net interest margin has been represented on a consistent basis. The Group banking net interest margin is unaffected by this change.

	At 30 Jun 2025 £bn	At 31 Mar 2025 £bn	Change %	At 31 Dec 2024 £bn	Change %

Business and Commercial Banking	29.1	29.4	(1)	29.7	(2)
Corporate and Institutional Banking	59.7	58.5	2	57.9	3
Underlying loans and advances to customers	88.8	87.9	1	87.6	1

Customer deposits	170.2	164.9	3	162.6	5

Risk-weighted assets	76.6	75.5	2	73.8	4

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments

Insurance, Pensions and Investments (IP&I) serves over 10 million customers and holds a top three market share position across our chosen strategy areas of Home, Workplace and Individual Annuities businesses. With £238 billion in assets under administration (excluding Wealth), the Group is investing heavily in the business. This includes enhancing investment propositions, supporting the Group's Wealth and Mass Affluent strategy, driving digitisation in customer facing and operational platforms, innovating intermediary propositions and accelerating the transition to a low carbon economy.

Strategic progress

●  More than 1.3 million digitally registered Scottish Widows customers, with core app for workplace pension customers growing to over 550,000 users, c.60% of which are active users

●  Launched our new default fund, 'Lifetime Investment', available to new and existing customers and developed to maximise pension growth potential for customers, empowering them to meet their retirement goals

●  Increased product offering in Ready-Made Pensions, Self Invested Personal Pension, Pet Insurance and relaunched the motor proposition with AXA supporting our focus on financial empowerment. Growth in Ready-Made Investments, with c.60,000 accounts opened to date and c.40% of customers under the age of 35

●  Market share of new home insurance policy market remains above 12.5% as we continue to deliver volume by leveraging the Group's strong brands and transforming customer experience through digitisation1

●  Increased Protection market share to 7.5% and rank to 6th (31 March 2024: 5.7% and 7th)1 supported by successful launch of our refreshed independent financial advisor proposition. New business applications more than double the prior year

●  Continuing to drive penetration of mortgage customers, with take-up rate of protection products (as a percentage of mortgage completions) increasing to 20.2% (31 December 2024: 15.2%)

●  Growth of 3% year to date on open book AuA to £191 billion (31 December 2024: £185 billion). Net AuA flows of £2.8 billion, including a significant contribution from the workplace pensions business, with an 5% year on year increase in regular contributions to pensions administered and £112 billion of AuA

●  Climate-aware investments increased by £11.2 billion in 2025, bringing overall investment to £37.1 billion, currently exceeding the target of £20 billion to £25 billion by the end of 20252.

●  Trustpilot score of 4.4 stars for Scottish Widows and 4.6 for Lloyds Insurance, supported by a number of AI initiatives across customer services helping to reduce complaints and call handling times

Financial performance

●  Underlying other income of £689 million, up 6% from strong business performance including higher general insurance income net of claims and strengthening income in Workplace

●  Operating costs up 2%, reflecting inflationary pressures, continued strategic investment and business growth costs, partly offset by cost savings

●  Balance of deferred profits broadly stable in the year at £5.0 billion (after release to income of £212 million), including £42 million from new business, reflecting value generation in the workplace pensions business

●  Life and pensions sales (PVNBP) reduced by 2%, driven by lower workplace and individual annuities sales. This was partly offset by strong performance in the Embark business

●  Positive contribution to the Group's CET1 ratio through the payment of a £150 million interim dividend to Lloyds Banking Group, supported by a strong capital position with an estimated pre-dividend Insurance Solvency II ratio of 160% (154% after interim dividend)3

●  Credit asset portfolio strong, rated 'A-' on average. Diversified, with less than 2.5% of assets backing annuities being sub-investment grade or unrated. Strong liquidity position with c.£2.5 billion cash and cash equivalents

1    Home insurance Market Share information as per internal analysis of eBenchmarkers data, Protection as per the ABI. Shares reflect information at 31 March 2025.

2    Includes a range of funds with a bias towards investing in companies that are reducing the carbon intensity of their businesses and/or are developing climate solutions.

3  Equivalent estimated regulatory view of ratio (including With-Profits funds and post dividend where applicable) was 148% (31 March 2025: 150%; 31 December 2024: 148%, post-February 2025 dividend).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Insurance, Pensions and Investments performance summaryA

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying net interest income	(78)	(74)	(5)	(62)	(26)
Underlying other income	689	649	6	643	7
Net income	611	575	6	581	5
Operating costs	(466)	(458)	(2)	(466)
Remediation	(2)	(5)	60	(14)	86
Total costs	(468)	(463)	(1)	(480)	3
Underlying profit before impairment	143	112	28	101	42
Underlying impairment credit	1	7	(86)	-
Underlying profit	144	119	21	101	43

Life and pensions sales (PVNBP)A,1	7,975	8,155	(2)	10,094	(21)
New business value of insurance and participating investment contracts recognised in the yearA,2
of which: deferred to contractual service margin and risk adjustment	42	61	(31)	65	(35)
of which: losses recognised on initial recognition	(5)	(10)	50	(5)
	37	51	(27)	60	(38)
Assets under administration (net flows)3	£2.8bn	£2.7bn	4	£2.6bn	8
General insurance underwritten new gross written premiumsA	86	95	(9)	102	(16)
General insurance underwritten total gross written premiumsA	367	343	7	394	(7)
General insurance combined ratio	88%	101%	(13)pp	94%	(6)pp

	At 30 Jun 2025	At 31 Mar 2025	Change %	At 31 Dec 2024	Change %

Insurance Solvency II ratio (pre-dividend)4	160%	156%	4pp	158%	2pp
Total customer assets under administration	£237.6bn	£228.7bn	4	£231.9bn	2

1    Present value of new business premiums can fluctuate due to timing of new schemes.

2    New business value represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

3    The movement in asset inflows and outflows driven by business activity (excluding market movements).

4    Equivalent estimated regulatory view of ratio (including With-Profits funds and post dividend where applicable) was 148% (31 March 2025: 150%; 31 December 2024: 148%, post-February 2025 dividend).

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Breakdown of net incomeA
	Half-year to 30 June 2025			Half-year to 30 June 2024
Deferred profit release1 £m		Other in-year profit £m	Total £m	Deferred profit release1 £m	Other in-year profit £m	Total £m

Life open book (pensions, individual annuities, Wealth and protection)	177	169	346	162	164	326
Non-life (General insurance)	-	150	150	-	111	111
Other items2	35	80	115	33	105	138
Net incomeA	212	399	611	195	380	575

1    Total deferred profit release is represented by contractual service margin (CSM) and risk adjustment releases from holdings on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2    Other items represents the income from longstanding business, return on shareholder assets and interest on subordinated debt.

Movement in the deferred profit1 (contractual service margin (CSM) and risk adjustment)

	Life open book £m	Other products2 £m	Bulk annuities3 £m	Total1 £m

Deferred profit at 1 January 2025	4,216	686	118	5,020
New business written	42	-	-	42
Release to income statement	(177)	(35)	-	(212)
Other movements	208	48	(118)	138
Deferred profit at 30 June 2025	4,289	699	-	4,988

Deferred profit at 1 January 2024	4,025	702	578	5,305
New business written	61	-	-	61
Release to income statement	(162)	(33)	-	(195)
Other movements	265	71	(434)	(98)
Deferred profit at 30 June 2024	4,189	740	144	5,073

Deferred profit at 1 July 2024	4,189	740	144	5,073
New business written	65	-	-	65
Release to income statement	(188)	(36)	-	(224)
Other movements	150	(18)	(26)	106
Deferred profit at 31 December 2024	4,216	686	118	5,020

1Total deferred profit is represented by CSM and risk adjustment, both held on the balance sheet. CSM is released as insurance contract services are provided; risk adjustment is released as uncertainty within the calculation of the liabilities diminishes. Amounts are shown net of reinsurance.

2Other products includes longstanding business and European business.

3Bulk annuities for the first and second half of 2024 reflected the reinsurance agreement entered into as part of the agreed sale of the in-force bulk annuity portfolio to Rothesay Life plc, with the impact of the reinsurance agreement included within Other movements. This sale has since completed.

DIVISIONAL RESULTS (continued)

Insurance, Pensions and Investments (continued)

Volatility arising in the Insurance business
	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Insurance volatility	(63)	(16)	(40)
Policyholder interests volatility	75	112	50
Total volatility	12	96	10
Insurance hedging arrangements	(57)	(324)	(118)
Total1	(45)	(228)	(108)

1Total insurance volatility is included within market and other volatility, which in total resulted in a gain of £27 million in the half-year to 30 June 2025 (half-year to 30 June 2024: loss of £65 million; half-year to 31 December 2024: loss of £79 million). See page 31.

Insurance volatility impacts statutory profit before tax (through market and other volatility) but does not impact underlying profit, which is based on an expected return. The impact of the actual return differing from the expected return is included within insurance volatility. This is because movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the results on the basis of an expected return.

The Group manages its Insurance business exposures to equity, interest rate, foreign currency exchange rate and inflation movements within the Insurance, Pensions and Investments division. It does so by balancing the importance of managing the impacts to both Solvency capital and earnings volatility, as these factors can impact the dividend that the Insurance business can pay up to Lloyds Banking Group plc. This approach can result in volatility in statutory profit before tax. Total insurance volatility resulted in losses of £45 million (half-year to 30 June 2024: losses of £228 million; half-year to 31 December 2024: losses of £108 million), driven by increases in interest rates and decreases in inflation.

DIVISIONAL RESULTS (continued)

Equity Investments and Central Items

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

Underlying net interest income	258	286	(10)	331	(22)
Underlying other income1	78	10		126	(38)
Net income	336	296	14	457	(26)
Operating costs1	(92)	(121)	24	(79)	(16)
Remediation	6	(4)		(22)
Total costs	(86)	(125)	31	(101)	15
Underlying profit before impairment	250	171	46	356	(30)
Underlying impairment (charge) credit	(1)	3		-
Underlying profit	249	174	43	356	(30)

1In the half-year to 30 June 2025, for segment reporting, the Group revised its allocation methodology. Certain divisional variable payment related costs are now included within underlying other income; comparative figures have been represented on a consistent basis. Total Group figures are unaffected by this change.

Equity Investments and Central Items includes the Group's equity investments businesses, including Lloyds Development Capital (LDC), the Group's share of the Business Growth Fund (BGF) and the Housing Growth Partnership (HGP), as well as Lloyds Living, which together comprise LBG Investments. This division also includes income and expenses not attributed to other divisions, including residual underlying net interest income after transfer pricing (covering, among other things, the recharging to other divisions of the Group's external AT1 distributions) and the unwind of hedging costs relating to historic gilt sales.

Net income of £336 million was 14% higher compared to the first half of 2024, with higher underlying other income partly offset by lower underlying net interest income. Underlying other income includes £264 million (half-year to 30 June 2024: £193 million) generated by the Group's equity and direct investment businesses, increasing as a result of strong income growth from Lloyds Living (up £42 million) and higher income from LDC of £195 million (half-year to 30 June 2024: £159 million). The decline in income versus the second half of 2024 is due to lower income from LDC of £195 million (half-year to 31 December 2024: £266 million) and lower transfer pricing recoveries from divisions.

Total costs of £86 million in the first half of 2025 decreased 31% on the prior year, primarily due to one-off costs in the first half of 2024 associated with the agreed sale of the Group's in-force bulk annuity portfolio.

ALTERNATIVE PERFORMANCE MEASURES

The statutory results are supplemented with those presented on an underlying basis and also with other alternative performance measures. This is to enable a comprehensive understanding of the Group and facilitate comparison with peers. The Group Executive Committee, which is the 'chief operating decision maker' (as defined by IFRS 8 Operating Segments) for the Group, reviews the Group's results on an underlying basis in order to assess performance and allocate resources. Management uses underlying profit before tax, an alternative performance measure, as a measure of performance and believes that it provides important information for investors. This is because it allows for a comparable representation of the Group's performance by removing the impact of items such as volatility caused by market movements outside the control of management.

In arriving at underlying profit, statutory profit before tax is adjusted for the items below, to allow a comparison of the Group's underlying performance:

●  Restructuring costs relating to merger, acquisition, integration and disposal activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the Insurance business, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

The analysis of lending and expected credit loss (ECL) allowances is presented on both a statutory and an underlying basis and a reconciliation between the two is shown on page 44. On a statutory basis, purchased or originated credit-impaired (POCI) assets include a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition. Over time, these POCI assets will run off as the loans redeem, pay down or losses crystallise. The underlying basis assumes that the lending assets acquired as part of a business combination were originated by the Group and are classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly. The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances. The statutory basis also includes an accounting adjustment within UK Motor Finance required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

The Group's alternative performance measures may not be comparable with similarly titled measures used by other organisations and should not be viewed in isolation, but instead should be regarded as supplementary information alongside the statutory results. The exclusion of certain adjustments from underlying profit may result in it being materially higher or lower than statutory profit before tax, for example in the event of a large restructuring, underlying profit would be higher than statutory profit before tax.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. These metrics are not necessarily comparable to similarly titled measures presented by other companies and are not any more authoritative than measures presented in the financial statements, however management believes that they are useful in assessing the performance of the Group and in drawing comparisons between years. A description of these measures and their calculation, is given below. Alternative performance measures are used internally in the Group's Monthly Management Report.

Asset quality ratio
The underlying impairment charge or credit for the period in respect of loans and advances to customers, both drawn and undrawn, annualised and expressed as a percentage of average gross loans and advances to customers for the period. This measure is useful in assessing the credit quality of the loan book.

Banking net interest margin
Banking net interest income on customer and product balances in the banking businesses annualised as a percentage of average gross interest-earning banking assets for the period. This measure is useful in assessing the banking profitability.

Cost:income ratio
Total costs as a percentage of net income calculated on an underlying basis. This measure is useful in assessing the profitability of the Group's operations before the effects of the underlying impairment credit or charge.

Gross written premiums	Gross written premiums is a measure of the volume of General Insurance business written during the period. This measure is useful for assessing the growth of the General Insurance business.

Life and pensions sales (present value of new business premiums)
Present value of regular premiums plus single premiums from new business written in the current period. This measure is useful for assessing sales in the Group's life, pensions and investments insurance business.

Loan to deposit ratio	Underlying loans and advances to customers divided by customer deposits.

Operating costs
Operating expenses adjusted to remove the impact of operating lease depreciation, remediation, restructuring costs, the amortisation of purchased intangibles, the insurance gross up and other statutory items.

New business value
This represents the value added to the contractual service margin and risk adjustment at the initial recognition of new contracts, net of acquisition expenses (derived from the statutory balance sheet movements) and any loss component on onerous contracts (which is recognised directly in the income statement) but does not include existing business increments.

Pro forma CET1 ratio	CET1 ratio adjusted for the effects of the dividend paid up by the Insurance business in the subsequent quarter and the full impact of the announced ordinary share buyback programme.

Return on tangible equity
Profit attributable to ordinary shareholders, annualised and divided by average tangible net assets. This measure is useful in providing a consistent basis with which to measure the Group's performance.

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the number of ordinary shares in issue. This measure is useful in assessing shareholder value.

Underlying profit before impairment
Underlying profit adjusted to remove the underlying impairment credit or charge. This measure is useful in allowing for a comparable representation of the Group's performance before the effects of the forward-looking underlying impairment credit or charge.

Underlying profit
Statutory profit before tax adjusted for certain items as detailed above. This measure allows for a comparable representation of the Group's performance by removing the impact of certain items including volatility caused by market movements outside the control of management.

ALTERNATIVE PERFORMANCE MEASURES (continued)

The following table reconciles the Group's income statement on a statutory basis to its underlying basis equivalent:

Statutory basis		Removal of:		Underlying basisA
	£m	Restructuring, volatility and other items1,2,3 £m	Insurance gross up4 £m	£m

Half-year to 30 June 2025
Net interest income	6,478	177	-	6,655	Underlying net interest income
Other income	2,908	(68)	129	2,969	Underlying other income
		(710)	-	(710)	Operating lease depreciation5
Total income	9,386	(601)	129	8,914	Net income
Operating expenses5	(5,440)	658	(129)	(4,911)	Total costs
Impairment charge	(442)	-	-	(442)	Underlying impairment charge
Profit before tax	3,504	57	-	3,561	Underlying profit

Half-year to 30 June 2024
Net interest income	6,046	300	(8)	6,338	Underlying net interest income
Other income	2,830	(208)	112	2,734	Underlying other income
		(679)	-	(679)	Operating lease depreciation5
Total income	8,876	(587)	104	8,393	Net income
Operating expenses5	(5,452)	761	(104)	(4,795)	Total costs
Impairment charge	(100)	(1)	-	(101)	Underlying impairment charge
Profit before tax	3,324	173	-	3,497	Underlying profit

Half-year to 31 December 2024
Net interest income	6,231	278	(2)	6,507	Underlying net interest income
Other income	2,896	(167)	134	2,863	Underlying other income
		(646)	-	(646)	Operating lease depreciation5
Total income	9,127	(535)	132	8,724	Net income
Operating expenses5	(6,149)	735	(132)	(5,546)	Total costs
Impairment charge	(331)	(1)	-	(332)	Underlying impairment charge
Profit before tax	2,647	199	-	2,846	Underlying profit

1In the half-year ended 30 June 2025 this comprised the effects of market and other volatility (gains of £27 million); the amortisation of purchased intangibles (£40 million); restructuring costs (£9 million); and fair value unwind (losses of £35 million).

2In the half-year ended 30 June 2024 this comprised the effects of market and other volatility (losses of £65 million); the amortisation of purchased intangibles (£41 million); restructuring costs (£15 million); and fair value unwind (losses of £52 million).

3In the half-year ended 31 December 2024 this comprised the effects of market and other volatility (losses of £79 million); the amortisation of purchased intangibles (£40 million); restructuring costs (£25 million); and fair value unwind (losses of £55 million).

4Under IFRS 17, expenses which are directly associated with the fulfilment of insurance contracts are reported as part of the insurance service result within statutory other income. On an underlying basis these expenses remain within costs.

5Net of losses on disposal of operating lease assets of £3 million (half-year to 30 June 2024: profit of £37 million; half-year to 31 December 2024: profit of £22 million). Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Asset quality ratioA
Underlying impairment (charge) credit (£m)	(442)	(101)	(332)
Remove non-customer underlying impairment credit (£m)	(1)	(17)	(6)
Underlying customer related impairment (charge) credit (£m)	(443)	(118)	(338)

Loans and advances to customers (£bn)	471.6	452.4	459.9
Remove finance lease gross-up1 (£bn)	(0.6)	-	(0.8)
Underlying loans and advances to customersA (£bn)	471.0	452.4	459.1
Add back expected credit loss allowance (drawn, statutory basis) (£bn)	3.2	3.3	3.2
Add back acquisition related fair value adjustments (£bn)	0.1	0.2	0.1
Underlying gross loans and advances to customers (£bn)	474.3	455.9	462.4
Averaging (£bn)	(5.6)	(0.5)	-
Average underlying gross loans and advances to customers (£bn)	468.7	455.4	462.4

Asset quality ratioA	0.19%	0.05%	0.15%

Banking net interest marginA
Underlying net interest incomeA (£m)	6,655	6,338	6,507
Remove non-banking underlying net interest expense (£m)	236	229	240
Banking underlying net interest income (£m)	6,891	6,567	6,747

Underlying gross loans and advances to customers (£bn)	474.3	455.9	462.4
Adjustment for non-banking and other items:
Fee-based loans and advances (£bn)	(11.3)	(9.9)	(10.0)
Other (£bn)	0.1	5.3	2.0
Interest-earning banking assets (£bn)	463.1	451.3	454.4
Averaging (£bn)	(5.3)	(2.1)	(1.3)
Average interest-earning banking assetsA (£bn)	457.8	449.2	453.1

Banking net interest marginA	3.04%	2.94%	2.96%

Cost:income ratioA
Operating costsA (£m)	4,874	4,700	4,742
Remediation (£m)	37	95	804
Total costs (£m)	4,911	4,795	5,546
Net income (£m)	8,914	8,393	8,724

Cost:income ratioA	55.1%	57.1%	63.6%

1The finance lease gross up represents a statutory accounting adjustment required under IFRS 9 to recognise a continuing involvement asset following the partial derecognition of a component of the Group's finance lease book via a securitisation in the third quarter of 2024.

ALTERNATIVE PERFORMANCE MEASURES (continued)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Operating costsA
Operating expenses (£m)	5,440	5,452	6,149
Adjustment for:
Operating lease depreciation (£m)	(710)	(679)	(646)
Remediation (£m)	(37)	(95)	(804)
Restructuring (£m)	(9)	(15)	(25)
Amortisation of purchased intangibles (£m)	(40)	(41)	(40)
Insurance gross up (£m)	129	104	132
Other (£m)	101	(26)	(24)
Operating costsA (£m)	4,874	4,700	4,742

Return on tangible equityA
Profit attributable to ordinary shareholders (£m)	2,274	2,145	1,778

Average ordinary shareholders' equity (£bn)	40.2	39.9	39.5
Remove average goodwill and other intangible assets (£bn)	(7.8)	(8.0)	(7.9)
Average tangible equity (£bn)	32.4	31.9	31.6

Return on tangible equityA	14.1%	13.5%	11.2%

Underlying profit before impairmentA
Statutory profit before tax (£m)	3,504	3,324	2,647
Remove impairment charge (£m)	442	100	331
Remove volatility and other items including restructuring (£m)	57	174	200
Underlying profit before impairmentA (£m)	4,003	3,598	3,178

Life and pensions sales (present value of new business premiums)A
Premiums received (£m)	5,309	5,270	5,409
Investment sales (£m)	4,509	4,512	6,474
Effect of capitalisation factor (£m)	1,930	1,898	1,711
Effect of annualisation (£m)	331	350	51
Gross premiums from existing long-term business (£m)	(4,104)	(3,875)	(3,551)
Life and pensions sales (present value of new business premiums)A (£m)	7,975	8,155	10,094

ALTERNATIVE PERFORMANCE MEASURES (continued)
	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

New business value of insurance and participating investment contracts recognised in the periodA
Contractual service margin	13	26	35
Risk adjustment for non-financial risk	29	33	32
Losses recognised on initial recognition	(36)	(40)	(53)
	6	19	14
Impacts of reinsurance contracts recognised in the period	22	18	21
Increments, single premiums and transfers received on workplace pension contracts initially recognised in the period	9	10	25
Amounts relating to contracts modified to add a drawdown feature and recognised as new contracts	-	4	-
New business value of insurance and participating investment contracts recognised in the periodA	37	51	60

	At 30 Jun 2025	At 31 Mar 2025	At 31 Dec 2024

Loan to deposit ratioA
Underlying loans and advances to customersA (£bn)	471.0	466.2	459.1
Customer deposits (£bn)	493.9	487.7	482.7

Loan to deposit ratioA	95%	96%	95%

Pro forma CET1 ratioA
CET1 ratio	13.8%	13.5%	14.2%
Insurance dividend and share buyback accrual1	0.1%	-%	(0.7)%
Pro forma CET1 ratioA	13.8%	13.5%	13.5%

Tangible net assets per shareA
Ordinary shareholders' equity (£m)	40,394	40,680	39,521
Goodwill and other intangible assets (£m)	(8,042)	(8,125)	(8,188)
Deferred tax effects and other adjustments (£m)	322	331	350
Tangible net assets (£m)	32,674	32,886	31,683

Ordinary shares in issue, excluding own shares	59,938m	60,459m	60,491m

Tangible net assets per shareA	54.5p	54.4p	52.4p

1Dividend paid up by the Insurance business in the subsequent quarter (added) and the impact of the announced ordinary share buyback programme (deducted).

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The important risks faced by the Group are detailed below. External risks may impact the success of delivering against the Group's long-term strategic objectives. They include, but are not limited to, macroeconomic and geopolitical uncertainties and inflation trends which could contribute to the cost of living and associated implications for consumers and businesses.

Asset quality remains robust with stable credit performance throughout the period. The Group continues to monitor the impacts of the economic environment closely through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

With respect to conduct risk, there have been no further charges relating to the potential impact of the FCA review into motor finance commission arrangements. The Supreme Court heard the appeal of the Wrench, Johnson and Hopcraft decision in early April. The FCA has indicated that the Supreme Court decision will inform its next steps for both the discretionary commission arrangements (DCA) review and non-DCA complaints and that it will provide an update within six weeks of the Supreme Court decision. In establishing the provision of £1.15 billion, the Group has considered a number of scenarios to address uncertainties around a number of key assumptions. These include a range of potential Supreme Court outcomes, regulatory responses including steps that the FCA may take, and outcomes in relation to redress.

The Group continues to invest in technology to strengthen its capabilities, ensuring the appropriate use of models and artificial intelligence. Operational resilience remains a high priority area for the Group to ensure that it can continue to effectively prevent, withstand and respond to potential cybersecurity threats and incidents such as IT system outages, using threat intelligence and learnings from recent industry events where relevant.

The Group is transforming its approach to risk management to support its strategic ambition and purpose of Helping Britain Prosper. Following changes to the three lines of defence model in 2024 to ensure more clearly defined responsibilities and accountabilities across the business, further enhancements to the way the Group delivers risk management have been made by standardising practices and streamlining processes. The Group Risk Management Framework was enhanced during the first half of 2025, along with the approach to risk appetite and risk governance, enabling simplification and efficiency.

The Group has 11 principal risks, which are unchanged in 2025 and are underpinned by a suite of level two risks. These risks are reviewed and reported regularly to the Board in alignment with the enhanced Group Risk Management Framework, and consist of capital risk, climate risk, compliance risk, conduct risk, credit risk, economic crime risk, insurance underwriting risk, liquidity risk, market risk, model risk and operational risk. Further information regarding the Group's principal risks is available on pages 144 to 198 in the Group's 2024 annual report and accounts.

CAPITAL RISK
Overview

CET1 target capital ratio

The Board's view of the ongoing level of CET1 capital required by the Group to grow the business, meet current and future regulatory requirements and cover economic and business uncertainties is c.13.0%, which includes a management buffer of around 1%. This takes into account, amongst other considerations:

●  The minimum Pillar 1 CET1 capital requirement of 4.5% of risk-weighted assets

●  The Group's Pillar 2A CET1 capital requirement, set by the PRA, which is the equivalent of around 1.5% of risk-weighted assets

●  The Group's countercyclical capital buffer (CCyB) requirement, which is around 1.8% of risk-weighted assets

●  The capital conservation buffer (CCB) requirement of 2.5% of risk-weighted assets

●  The Ring-Fenced Bank (RFB) sub-group's other systemically important institution (O-SII) buffer of 2.0% of risk-weighted assets, which equates to 1.7% of risk-weighted assets at Group level

●  The Group's PRA Buffer, set after taking account of the results of any PRA stress tests and other information, as well as outputs from the Group's own internal stress tests. The PRA requires this buffer to remain confidential

●  The likely performance of the Group in various potential stress scenarios and ensuring capital remains resilient in these

●  The economic outlook for the UK and business outlook for the Group

●  The desire to maintain a progressive and sustainable ordinary dividend policy in the context of year-to-year earnings movements

Minimum requirement for own funds and eligible liabilities (MREL)

The Group is not classified as a global systemically important bank (G-SIB) but is subject to the Bank of England's MREL statement of policy (MREL SoP) and must therefore maintain a minimum level of MREL resources. Applying the MREL SoP to current minimum capital requirements at 30 June 2025, the Group's MREL, excluding regulatory capital and leverage buffers, is the higher of 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 21.3% of risk-weighted assets, or 6.5% of the UK leverage ratio exposure measure. In addition, CET1 capital cannot be used to meet both MREL and capital or leverage buffers.

Leverage minimum requirements

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

●  A minimum tier 1 leverage ratio requirement of 3.25% of the total leverage exposure measure

●  A countercyclical leverage buffer (CCLB) which is currently 0.6% of the total leverage exposure measure

●  An additional leverage ratio buffer (ALRB) of 0.7% of the total leverage exposure measure applies to the RFB sub-group, which equates to 0.6% at Group level

At least 75% of the 3.25% minimum leverage ratio requirement as well as 100% of all regulatory leverage buffers must be met with CET1 capital.

Stress testing

The Group undertakes a wide-ranging programme of stress testing, providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group is participating in the Bank of England 2025 Bank Capital Stress Test. The scenario tests a severe negative global aggregate supply shock, leading to deep recessions globally and in the UK. In the scenario, GDP falls 5%, unemployment and inflation rise, and central banks increase interest rates (peak of 8%). The Bank of England will publish the results of the exercise in the fourth quarter of 2025.

CAPITAL RISK (continued)

Capital and MREL resources

An analysis of the Group's capital position and MREL resources as at 30 June 2025 is presented in the following table. 31 December 2024 reflects the application of the transitional arrangements for IFRS 9.

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Common equity tier 1: instruments and reserves
Share capital and share premium account	24,784	24,782
Banking retained earnings1	19,443	19,582
Banking other reserves1	3,848	2,786
Adjustment to retained earnings for foreseeable dividends and share buyback	(1,437)	(1,276)
	46,638	45,874
Common equity tier 1: regulatory adjustments
Cash flow hedging reserve	2,752	3,755
Goodwill and other intangible assets	(5,568)	(5,679)
Prudent valuation adjustment	(350)	(354)
Excess of expected losses over impairment provisions and value adjustments	(356)	(270)
Removal of defined benefit pension surplus	(2,158)	(2,215)
Significant investments1	(5,070)	(5,024)
Deferred tax assets	(3,912)	(4,025)
Other regulatory adjustments	(114)	(83)
Common equity tier 1 capital	31,862	31,979

Additional tier 1: instruments
Other equity instruments	6,298	6,170
Additional tier 1: regulatory adjustments
Significant investments1	(800)	(800)
Total tier 1 capital	37,360	37,349

Tier 2: instruments and provisions
Subordinated liabilities	7,559	6,366
Tier 2: regulatory adjustments
Significant investments1	(963)	(964)
Total capital resources	43,956	42,751

Ineligible AT1 and tier 2 instruments2	(81)	(94)
Amortised portion of eligible tier 2 instruments issued by Lloyds Banking Group plc	-	891
Other eligible liabilities issued by Lloyds Banking Group plc3	28,879	28,675
Total MREL resources	72,754	72,223

Risk-weighted assets	231,429	224,632

Common equity tier 1 capital ratio	13.8%	14.2%
Tier 1 capital ratio	16.1%	16.6%
Total capital ratio	19.0%	19.0%
MREL ratio	31.4%	32.2%

1In accordance with banking capital regulations, the Group's Insurance business is excluded from the scope of the Group's capital position. The Group's investment in the equity and other capital instruments of the Insurance business are deducted from the relevant tier of capital ('Significant investments'), subject to threshold regulations that allow a portion of the equity investment to be risk-weighted rather than deducted from capital. The risk-weighted portion forms part of threshold risk-weighted assets.

2Instruments not issued out of the holding company.

3Includes senior unsecured debt.

CAPITAL RISK (continued)

Movements in CET1 capital

The key movements are set out in the table below.

Common equity tier 1 £m

At 31 December 2024	31,979
Banking business profits1	2,527
Movement in foreseeable dividend accrual2	182
Dividends paid on ordinary shares during the period	(1,271)
Adjustment to reflect full impact of share buyback	(1,700)
Dividends received from the Insurance business3	100
Movement in treasury shares and employee share schemes	144
Deferred tax asset	112
Goodwill and other intangible assets	111
Excess regulatory expected losses	(86)
Distributions on other equity instruments	(245)
Other movements	9
At 30 June 2025	31,862

1Under banking capital regulations, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

2Reflects the reversal of the brought forward accrual for the final 2024 ordinary dividend, net of the accrual for the foreseeable 2025 ordinary dividend.

3Received in February 2025.

The Group's CET1 capital ratio reduced to 13.8% at 30 June 2025 (31 December 2024: 14.2%) reflecting the reduction in CET1 capital resources and the increase in risk-weighted assets.

CET1 capital resources reduced by £117 million, with banking business profits for the first half of the year and the receipt of the dividend paid up by the Insurance business in February 2025 more than offset by:

●  The accrual for foreseeable ordinary dividends in respect of the first half of 2025, inclusive of the announced interim ordinary dividend of 1.22 pence per share, and distributions on other equity instruments

●  The recognition of the full capital impact of the ordinary share buyback programme announced as part of the Group's 2024 year end results, which commenced in February 2025

The full capital impact of the Insurance dividend received in July 2025 is reflected through the Group's pro forma CET1 capital ratio of 13.8% at 30 June 2025.

The full capital impact of the ordinary share buyback programme and the Insurance dividend received in February 2025 were reflected through the Group's pro forma CET1 capital ratio of 13.5% at 31 December 2024.

CAPITAL RISK (continued)

Movements in total capital and MREL

The Group's total capital ratio remained at 19.0% at 30 June 2025 (31 December 2024: 19.0%). The issuance of new AT1 and tier 2 capital instruments during the period was broadly offset by the reduction in CET1 capital, AT1 and tier 2 instrument calls, other tier 2 movements and the increase in risk-weighted assets.

The MREL ratio reduced to 31.4% at 30 June 2025 (31 December 2024: 32.2%) with the increase in MREL resources, reflecting the increase in total capital resources net of other adjustments, more than offset by the increase in risk-weighted assets.

Risk-weighted assets

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Foundation Internal Ratings Based (IRB) Approach	45,604	43,366
Retail IRB Approach	91,996	90,567
Other IRB Approach1	22,290	21,878
IRB Approach	159,890	155,811
Standardised (STA) Approach1	23,690	22,532
Credit risk	183,580	178,343
Securitisation	8,439	8,346
Counterparty credit risk	7,388	6,561
Credit valuation adjustment risk	511	485
Operational risk	27,183	27,183
Market risk	4,328	3,714
Risk-weighted assets	231,429	224,632
of which: threshold risk-weighted assets2	10,571	10,738

1Threshold risk-weighted assets are included within Other IRB Approach and Standardised (STA) Approach.

2Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from the investment in the Group's Insurance business.

Risk-weighted assets increased by £6.8 billion to £231.4 billion at 30 June 2025 (31 December 2024: £224.6 billion). This reflects the impact of strong lending growth, but also includes a temporary c.£1.2 billion increase related to hedging activity that is expected to reverse in the third quarter. The growth in risk-weighted assets was partly offset by continued optimisation activity.

CAPITAL RISK (continued)

Leverage ratio

The table below summarises the component parts of the Group's leverage ratio.

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Total tier 1 capital	37,360	37,349

Exposure measure
Derivative financial instruments	22,943	24,065
Securities financing transactions	66,619	69,941
Loans and advances and other assets	829,720	812,691
Total statutory balance sheet assets	919,282	906,697
Qualifying central bank claims	(64,079)	(62,396)
Deconsolidation adjustments1	(190,563)	(190,988)
Derivatives adjustments	(3,403)	(6,254)
Securities financing transactions adjustments	2,863	3,351
Off-balance sheet items	42,804	40,186
Amounts already deducted from tier 1 capital	(12,207)	(12,395)
Other regulatory adjustments2	(4,512)	(4,127)
Total exposure measure	690,185	674,074

UK leverage ratio	5.4%	5.5%

Leverage exposure measure (including central bank claims)	754,264	736,470
Leverage ratio (including central bank claims)	5.0%	5.1%

Total MREL resources	72,754	72,223
MREL leverage ratio	10.5%	10.7%

1Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation, primarily the Group's Insurance business.

2Includes adjustments to exclude lending under the Government's Bounce Back Loan Scheme (BBLS).

Analysis of leverage movements

The Group's UK leverage ratio reduced to 5.4% at 30 June 2025 (31 December 2024: 5.5%). The increase in the leverage exposure measure primarily reflects increases across loans and advances and other assets, due in part to strong lending growth, and an increase in off-balance sheet items. This was partially offset by a reduction in the measure for securities financing transactions.

Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads.html.

CREDIT RISK
Overview

The Group's portfolios continue to demonstrate resilience amid ongoing macroeconomic uncertainty. The Group maintains a prudent approach to credit risk appetite and risk management, with strong credit origination criteria including evidence of affordability and robust LTVs in the secured portfolios.

Asset quality remains robust with stable credit performance during the first half of the year. In UK mortgages, reductions in new to arrears and flows to default have been observed over the period, whilst unsecured portfolios continue to exhibit stable arrears trends. Credit quality also remains stable in Commercial Banking. The Group continues to monitor the impacts of the economic environment carefully through a suite of early warning indicators and governance arrangements that ensure risk mitigating action plans are in place to support customers and protect the Group's positions.

The underlying impairment charge in the first half of 2025 was £442 million, up from £101 million in the first half of 2024 which benefitted from a large release from improvements to the Group's economic outlook. The charge for the first half of 2025 includes a small net release from updates in the Group's macroeconomic outlook of £9 million (half-year to 30 June 2024: a release of £324 million), as well as a higher charge in Commercial Banking. The Group's underlying probability-weighted total expected credit loss (ECL) allowance was broadly stable in the first half of 2025 at £3,545 million (31 December 2024: £3,651 million).

Stage 2 underlying loans and advances to customers are slightly lower at £46,599 million (31 December 2024: £48,075 million) and are 9.8% of total lending (31 December 2024: 10.4%) largely due to migrations into Stage 3 within Commercial Banking. Stage 2 coverage remained stable at 2.7% (31 December 2024: 2.8%).

Stage 3 underlying loans and advances to customers remain stable at £8,943 million (31 December 2024: £9,021 million), and as a percentage of total lending at 1.9% (31 December 2024: 2.0%). Migrations into Stage 3 from a small number of cases within Commercial Banking are offset by continued resilient Retail performance, especially within UK Mortgages where default rates continue to improve. This also resulted in stable Stage 3 coverage at Group level at 16.0% (31 December 2024: 16.4%).

Prudent risk appetite and risk management

●  The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite with robust oversight, particularly in response to recent external events. Risk appetite is in line with the Group's strategy and helps support customers during continued economic uncertainties in both global and domestic markets

●  Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk parameters help manage exposure to higher risk and cyclical sectors, segments and asset classes

●  The Group's effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress

●  The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support where required

CREDIT RISK (continued)

Impairment charge (credit) by division - statutory and underlyingA basis

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Change %	Half-year to 31 Dec 2024 £m	Change %

UK mortgages	(133)	(119)	12	(75)	77
Credit cards	200	115	(74)	155	(29)
UK unsecured loans and overdrafts	163	140	(16)	132	(23)
UK Motor Finance	111	61	(82)	55
Other	1	(3)		(4)
Retail	342	194	(76)	263	(30)
Business and Commercial Banking	(35)	11		36
Corporate and Institutional Banking	135	(94)		33
Commercial Banking	100	(83)		69	(45)
Insurance, Pensions and Investments	(1)	(8)	(88)	(1)
Equity Investments and Central Items	1	(3)		-
Total impairment charge (credit)	442	100		331	(34)

Insurance, Pensions and Investments (underlying basis)A	(1)	(7)	(86)	-
Total impairment charge (credit) (underlying basis)A	442	101		332	(33)
Asset quality ratioA	0.19%	0.05%	14bp	0.15%	4bp

Credit risk balance sheet basis of presentation

The balance sheet analyses which follow have been presented on two bases; the statutory basis which is consistent with the presentation in the Group's accounts and the underlying basis which is used for internal management purposes. Further detail is included on page 29.

CREDIT RISK (continued)

Total expected credit loss allowance - statutory and underlyingA basis

	At 30 Jun 2025 £m	At 31 Dec 2024 £m
Customer related balances
Drawn	3,161	3,191
Undrawn	222	270
	3,383	3,461
Loans and advances to banks	1	1
Debt securities	4	4
Other assets	14	15
Total expected credit loss allowance	3,402	3,481
Acquisition fair value adjustment	143	170
Total expected credit loss allowance (underlying basis)A	3,545	3,651
of which: Customer related balances (underlying basis)A	3,526	3,631
of which: Drawn (underlying basis)A	3,304	3,361

Total expected credit loss allowance sensitivity to economic assumptions - statutory and underlyingA basis

The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group's base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. If the base case moves adversely, it generates a new, more adverse downside and severe downside which are then incorporated into the ECL. Consistent with prior years, the base case, upside and downside scenarios carry a 30% weighting; the severe downside is weighted at 10%.

The following table shows the Group's ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, with the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted probability of default and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments is held constant reflecting the basis on which they are evaluated. Judgemental adjustments applied through changes to model inputs or parameters, or more qualitative post model adjustments, are apportioned across the scenarios in proportion to modelled ECL where this better reflects the sensitivity of these adjustments to each scenario. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift on a statutory basis being £407 million compared to £445 million at 31 December 2024.

CREDIT RISK (continued)

Total expected credit loss allowance sensitivity to economic assumptions - statutory and underlyingA basis (continued)

	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	709	315	478	890	2,044
Credit cards	659	550	630	729	865
Other Retail	1,010	926	981	1,057	1,205
Commercial Banking	1,009	772	891	1,140	1,678
Other	15	15	15	15	15
At 30 June 2025	3,402	2,578	2,995	3,831	5,807
UK mortgages (underlying basis)A	852	458	621	1,033	2,187
At 30 June 2025 (underlying basis)A	3,545	2,721	3,138	3,974	5,950

UK mortgages	852	345	567	1,064	2,596
Credit cards	674	518	641	773	945
Other Retail	950	843	923	1,010	1,172
Commercial Banking	989	745	889	1,125	1,608
Other	16	16	16	16	17
At 31 December 2024	3,481	2,467	3,036	3,988	6,338
UK mortgages (underlying basis)A	1,022	512	735	1,235	2,773
At 31 December 2024 (underlying basis)A	3,651	2,634	3,204	4,159	6,515

Reconciliation between statutory and underlyingA bases of gross loans and advances to customers and expected credit loss allowance on drawn balances

	Gross loans and advances to customers					Expected credit loss allowance on drawn balances
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

At 30 June 2025
Underlying basisA	418,794	46,599	8,943	-	474,336	748	1,161	1,395	-	3,304
POCI assets	(683)	(3,106)	(2,121)	5,910	-	-	(28)	(276)	304	-
Acquisition fairvalue adjustment	-	-	-	(143)	(143)	-	-	-	(143)	(143)
Continuing involvement asset	567	-	-	-	567	-	-	-	-	-
	(116)	(3,106)	(2,121)	5,767	424	-	(28)	(276)	161	(143)
Statutory basis	418,678	43,493	6,822	5,767	474,760	748	1,133	1,119	161	3,161

At 31 December 2024
Underlying basisA	405,324	48,075	9,021	-	462,420	736	1,199	1,426	-	3,361
POCI assets	(762)	(3,310)	(2,305)	6,377	-	-	(39)	(318)	357	-
Acquisition fairvalue adjustment	-	-	-	(170)	(170)	-	-	-	(170)	(170)
Continuing involvement asset	798	-	-	-	798	-	-	-	-	-
	36	(3,310)	(2,305)	6,207	628	-	(39)	(318)	187	(170)
Statutory basis	405,360	44,765	6,716	6,207	463,048	736	1,160	1,108	187	3,191

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory and underlyingA basis

At 30 June 2025	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	276,759	32,016	4,054	5,767	318,596	10.0	1.3
Credit cards	14,348	2,375	263	-	16,986	14.0	1.5
UK unsecured loans and overdrafts	10,024	1,348	180	-	11,552	11.7	1.6
UK Motor Finance	14,348	2,488	133	-	16,969	14.7	0.8
Other	19,762	404	158	-	20,324	2.0	0.8
Retail	335,241	38,631	4,788	5,767	384,427	10.0	1.2
Business and Commercial Banking	25,660	2,717	1,076	-	29,453	9.2	3.7
Corporate and Institutional Banking	57,106	2,145	958	-	60,209	3.6	1.6
Commercial Banking	82,766	4,862	2,034	-	89,662	5.4	2.3
Equity Investments and Central Items1	671	-	-	-	671
Total gross lending	418,678	43,493	6,822	5,767	474,760	9.2	1.4
UK mortgages (underlying basis)A,2	277,442	35,122	6,175		318,739	11.0	1.9
UK Motor Finance (underlying basis)A,3	13,781	2,488	133		16,402	15.2	0.8
Retail (underlying basis)A	335,357	41,737	6,909		384,003	10.9	1.8
Total gross lending (underlying basis)A	418,794	46,599	8,943		474,336	9.8	1.9

Customer related ECL allowance (drawn and undrawn)
UK mortgages	48	217	283	161	709
Credit cards	209	314	136	-	659
UK unsecured loans and overdrafts	171	245	120	-	536
UK Motor Finance4	200	132	75	-	407
Other	14	15	38	-	67
Retail	642	923	652	161	2,378
Business and Commercial Banking	117	170	133	-	420
Corporate and Institutional Banking	110	139	336	-	585
Commercial Banking	227	309	469	-	1,005
Equity Investments and Central Items	-	-	-	-	-
Total	869	1,232	1,121	161	3,383
UK mortgages (underlying basis)A,2	48	245	559		852
UK Motor Finance (underlying basis)A	200	132	75		407
Retail (underlying basis)A	642	951	928		2,521
Total (underlying basis)A	869	1,260	1,397		3,526

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POC I%	Tota l%	Adjusted Stage 35%	Adjusted Total5%

UK mortgages	-	0.7	7.0	2.8	0.2
Credit cards	1.5	13.2	51.7	-	3.9
UK unsecured loans and overdrafts	1.7	18.2	66.7	-	4.6
UK Motor Finance	1.4	5.3	56.4	-	2.4
Other	0.1	3.7	24.1	-	0.3
Retail	0.2	2.4	13.6	2.8	0.6
Business and Commercial Banking	0.5	6.3	12.4	-	1.4	15.1	1.4
Corporate and Institutional Banking	0.2	6.5	35.1	-	1.0	35.1	1.0
Commercial Banking	0.3	6.4	23.1	-	1.1	25.6	1.1
Equity Investments and Central Items	-	-	-	-	-
Total	0.2	2.8	16.4	2.8	0.7	16.9	0.7
UK mortgages (underlying basis)A,2	-	0.7	9.1		0.3
UK Motor Finance (underlying basis)A,3	1.5	5.3	56.4		2.5
Retail (underlying basis)A	0.2	2.3	13.4		0.7
Total (underlying basis)A	0.2	2.7	15.6		0.7	16.0	0.7

1Contains central fair value hedge accounting adjustments.

2UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

3UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.

4UK Motor Finance includes £211 million relating to provisions against residual values of vehicles subject to finance leases.

5Stage 3 and Total exclude loans in recoveries in Business and Commercial Banking of £198 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Loans and advances to customers and expected credit loss allowance - statutory and underlyingA basis

At 31 December 2024	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	269,760	32,995	4,166	6,207	313,128	10.5	1.3
Credit cards	13,534	2,441	265	-	16,240	15.0	1.6
UK unsecured loans and overdrafts	9,314	1,247	175	-	10,736	11.6	1.6
UK Motor Finance	13,897	2,398	124	-	16,419	14.6	0.8
Other	17,373	516	147	-	18,036	2.9	0.8
Retail	323,878	39,597	4,877	6,207	374,559	10.6	1.3
Business and Commercial Banking	25,785	3,172	1,197	-	30,154	10.5	4.0
Corporate and Institutional Banking	55,692	1,996	642	-	58,330	3.4	1.1
Commercial Banking	81,477	5,168	1,839	-	88,484	5.8	2.1
Equity Investments and Central Items1	5	-	-	-	5	-	-
Total gross lending	405,360	44,765	6,716	6,207	463,048	9.7	1.5
UK mortgages (underlying basis)A,2	270,522	36,305	6,471		313,298	11.6	2.1
UK Motor Finance (underlying basis)A,3	13,099	2,398	124		15,621	15.4	0.8
Retail (underlying basis)A	323,842	42,907	7,182		373,931	11.5	1.9
Total gross lending (underlying basis)A	405,324	48,075	9,021		462,420	10.4	2.0

Customer related ECL allowance (drawn and undrawn)
UK mortgages	55	275	335	187	852
Credit cards	210	331	133	-	674
UK unsecured loans and overdrafts	170	235	118	-	523
UK Motor Finance4	173	115	72	-	360
Other	16	14	37	-	67
Retail	624	970	695	187	2,476
Business and Commercial Banking	132	187	166	-	485
Corporate and Institutional Banking	122	129	249	-	500
Commercial Banking	254	316	415	-	985
Equity Investments and Central Items	-	-	-	-	-
Total	878	1,286	1,110	187	3,461
UK mortgages (underlying basis)A,2	55	314	653		1,022
UK Motor Finance (underlying basis)A	173	115	72		360
Retail (underlying basis)A	624	1,009	1,013		2,646
Total (underlying basis)A	878	1,325	1,428		3,631

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POC I%	Total %	Adjusted Stage 35%	Adjusted Total5%

UK mortgages	-	0.8	8.0	3.0	0.3
Credit cards	1.6	13.6	50.2	-	4.2
UK unsecured loans and overdrafts	1.8	18.8	67.4	-	4.9
UK Motor Finance	1.2	4.8	58.1	-	2.2
Other	0.1	2.7	25.2	-	0.4
Retail	0.2	2.4	14.3	3.0	0.7
Business and Commercial Banking	0.5	5.9	13.9	-	1.6	18.4	1.6
Corporate and Institutional Banking	0.2	6.5	38.8	-	0.9	38.8	0.9
Commercial Banking	0.3	6.1	22.6	-	1.1	26.9	1.1
Equity Investments and Central Items	-	-	-	-	-
Total	0.2	2.9	16.5	3.0	0.7	17.3	0.7
UK mortgages (underlying basis)A,2	-	0.9	10.1		0.3
UK Motor Finance (underlying basis)A,3	1.3	4.8	58.1		2.3
Retail (underlying basis)A	0.2	2.4	14.1		0.7
Total (underlying basis)A	0.2	2.8	15.8		0.8	16.4	0.8

1Contains central fair value hedge accounting adjustments.

2UK mortgages balances on an underlying basisA exclude the impact of the HBOS acquisition-related adjustments.

3UK Motor Finance balances on an underlying basisA exclude a finance lease gross up.

4UK Motor Finance includes £178 million relating to provisions against residual values of vehicles subject to finance leases.

5Stage 3 and Total exclude loans in recoveries in Business and Commercial Banking of £296 million and Corporate and Institutional Banking of £1 million.

CREDIT RISK (continued)

Retail

●  The Retail portfolio continues to demonstrate resilience and remains well positioned despite ongoing economic uncertainty. Consumers have shown strength in the context of inflationary pressures

●  Robust risk management remains in place, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. Lending strategies remain under continuous review and have been proactively managed and calibrated to the latest macroeconomic outlook

●  In UK mortgages, new to arrears and flow to default rates have improved during the first half of the year, including in the second quarter

●  The unsecured portfolios continue to exhibit broadly stable new to arrears and flow to default trends

●  New to arrears and flows to default in UK Motor finance have stabilised in the first half of the year versus the modest increases observed in the second half of 2024

●  The Retail impairment charge of £342 million in the first half of 2025 was higher than the £194 million charge for the first half of 2024, which included a larger release from improvements to the Group's macroeconomic outlook

●  All existing IFRS 9 staging rules and triggers have been maintained from the 2024 year end. Retail customer related ECL allowance as a percentage of drawn loans and advances (coverage) is stable at 0.7% (31 December 2024: 0.7%)

●  Updates to the Group's macroeconomic outlook in the first half of 2025, combined with stable credit performance and strong application volumes within UK Mortgages have reduced Stage 2 loans and advances to 10.9% of the Retail portfolio (31 December 2024: 11.5%). Stage 2 ECL coverage remains stable at 2.3% (31 December 2024: 2.4%)

●  Continued stable credit performance in addition to strong application volumes resulted in a reduction in Retail Stage 3 loans and advances to 1.8% of total loans and advances (31 December 2024: 1.9%)

●  Retail Stage 3 ECL coverage reduced to 13.4% (31 December 2024: 14.1%) largely as a result of a reduction in coverage for UK Mortgages following improvements to the outlook for house price growth

UK mortgages

●  The UK mortgages portfolio increased to £318.7 billion (31 December 2024: £313.3 billion) driven by strong customer demand

●  New to arrears in the UK mortgages portfolio have improved in the first half of 2025. The portfolio remains well positioned with a strong loan to value (LTV) profile. The Group has actively improved the quality of the portfolio in recent years using robust affordability and credit controls, while the balances of higher risk legacy vintages continue to reduce

●  The impairment release of £133 million for the first half of 2025 is broadly in line with the release of £119 million in the first half of 2024. Underlying performance remains stable with both years also benefitting from favourable updates to the economic outlook, with additional judgement reductions resulting in slight favourability in 2025

●  Stage 2 loans and advances have reduced to 11.0% (31 December 2024: 11.6%) following updates to the Group's macroeconomic outlook, and a combination of stable credit performance with strong application volumes

●  Continued stable credit performance in addition to strong application volumes also resulted in a reduction in Stage 3 loans and advances to 1.9% (31 December 2024: 2.1%), with improvements to the outlook for house price growth resulting in a reduction in Stage 3 ECL coverage to 9.1% (31 December 2024: 10.1%)

CREDIT RISK (continued)

UK mortgages product analysis - statutory basis
	At 30 June 2025					At 31 December 2024
Mainstream		Buy-to-let	Specialist	Total	Mainstream	Buy-to-let	Specialist	Total

UK mortgages loans and advances to customers (£m)	267,588	47,830	3,178	318,596	261,630	47,984	3,514	313,128

UK mortgages greater than 3 months in arrears1
Number of cases	18,495	4,075	2,541	25,111	20,112	4,511	2,818	27,441
Total mortgages accounts (%)	1.1	1.1	9.0	1.2	1.2	1.2	9.2	1.3
Value of loans2 (£m)	2,701	575	460	3,736	2,910	651	531	4,092
Total mortgages balances (%)	1.0	1.2	14.3	1.2	1.1	1.4	14.7	1.3

Loan to value
Less than 60% (%)	54.8	68.0	90.6	57.1	55.6	68.5	89.4	57.9
60% to 70% (%)	16.2	21.1	6.1	16.8	16.7	21.1	6.9	17.2
70% to 80% (%)	14.7	10.8	1.7	14.0	14.1	10.3	2.0	13.4
80% to 90% (%)	12.8	0.1	0.9	10.8	11.9	0.1	0.9	10.0
90% to 100% (%)	1.5	0.0	0.4	1.3	1.7	0.0	0.5	1.5
Greater than 100% (%)	0.0	0.0	0.3	0.0	0.0	0.0	0.3	0.0
Total (%)	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Average loan to value3
Stock of residential mortgages (%)	43.4	47.2	32.2	43.8	43.2	47.3	32.9	43.6
New residential lending in the period (%)	65.0	57.7	n/a	64.3	64.1	56.4	n/a	63.2

1Excluding repossessions.

2Value of loans represents gross book value excluding the impact of HBOS acquisition adjustments of mortgages more than three months in arrears. These accounts are a subset of total Stage 3 given the exclusion of accounts in possession and those meeting other Stage 3 criteria.

3Average loan to value is calculated as total loans and advances as a percentage of the total indexed collateral of these loans and advances.

CREDIT RISK (continued)

Credit cards

●  Credit cards balances increased to £17.0 billion (31 December 2024: £16.2 billion), due to higher demand for new cards and increased customer spending

●  The credit card portfolio is a prime book, with new to arrears continuing to decline and repayment rates remaining strong

●  The impairment charge of £200 million for the first half of 2025, is higher than the charge of £115 million in the first half of 2024 due to upwards revisions to the unemployment forecast, compared to favourable updates in 2024, with underlying portfolio performance remaining resilient. Total ECL coverage is broadly stable at 3.9% (31 December 2024: 4.2%)

●  Resilient credit performance and higher portfolio balances result in a slight reduction in Stage 2 loans and advances to 14.0% (31 December 2024: 15.0%), with Stage 2 ECL coverage stable at 13.2% (31 December 2024: 13.6%)

●  Similarly Stage 3 loans and advances reduced slightly to 1.5% (31 December 2024: 1.6%) with Stage 3 ECL coverage increasing slightly to 51.7% (31 December 2024: 50.2%)

UK unsecured loans and overdrafts

●  UK unsecured loans and overdraft balances increased to £11.6 billion (31 December 2024: £10.7 billion) driven by organic balance growth and lower repayments

●  The impairment charge of £163 million for the first half of 2025 is higher than the charge of £140 million in the first half of 2024 largely due to upwards revisions to the unemployment forecast. ECL and coverage is broadly stable at total level and across all stages

UK Motor Finance

●  The UK Motor Finance lending portfolio (which does not include operating leases) increased to £16.4 billion (31 December 2024: £15.6 billion) driven by retail demand, alongside increased stocking

●  Updates to Residual Value (RV) and Voluntary Termination (VT) provisions held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within ECL and the impairment charge. Falls in used vehicle values have primarily driven an ECL increase to £211 million as at 30 June 2025 (31 December 2024: £178 million)

●  The impairment charge of £111 million for the first half of 2025 is higher than the charge of £61 million for the first half of 2024, reflecting increased RV and VT charges year-on-year

Other

●  Other loans and advances increased to £20.3 billion (31 December 2024: £18.0 billion), largely driven by the European business

●  Stage 3 loans and advances remained stable at 0.8% of total loans and advances (31 December 2024: 0.8%)

●  There was a £1 million impairment charge in the first half of 2025, compared to a £3 million release in the first half of 2024

CREDIT RISK (continued)

Commercial Banking

●  The Commercial portfolio credit quality remains stable, benefitting from a focused approach to credit underwriting and monitoring standards supported by proactive management of exposures to higher risk and cyclical sectors

●  Credit strategies and policy remains robust and within our credit risk tolerances. The Group remains cognisant of the continued relatively elevated interest rate environment especially in, but not limited to, sectors reliant upon consumer discretionary spend

●  The Group continues to review segments of our portfolios as appropriate, ensuring our credit strategies, appetite, sensitivities and mitigation action plans are up-to-date and suitable for rapid action in response to both risks and opportunities, whilst supporting clients in the right way and ensuring the Group is protected. Credit Playbooks are in place to cover a number of potential credit downside scenarios and these are regularly reassessed and updated. Affordability and interest rate sensitivity are tested at origination. Early warning indicators and risk appetite metrics are in place to ensure the Group tracks and takes action, where appropriate

●  The Group continues to provide early support to customers in difficulty through focused risk management via its Watchlist and Business Support framework. The Group also balances prudent risk appetite with ensuring support for financially viable clients

Impairment

●  The net impairment charge in the first half of 2025 was £100 million, versus an impairment release of £83 million in the first half of 2024 which included a £55 million release from improvements to the Group's macroeconomic outlook. A small number of material single name charges have been observed, in addition to a £75 million charge from the updated Macroeconomic outlook which included the potential impact from idiosyncratic risks to businesses arising from global tariffs and political disruption

●  ECL allowances increased in the year to £1,005 million at 30 June 2025 (31 December 2024: £985 million), also as a result of the updates to single name cases and additional judgement

●  Stage 2 loans and advances reduced to £4,862 million (31 December 2024: £5,168 million), largely as a result of migrations into Stage 3. Stage 2 as a proportion of total loans and advances to customers reduced to 5.4% (31 December 2024: 5.8%) with underlying credit performance and Stage 2 ECL coverage stable at 6.4% (31 December 2024: 6.1%)

●  Stage 3 loans and advances increased to £2,034 million (31 December 2024: £1,839 million) and as a proportion of total loans and advances to customers to 2.3% (31 December 2024: 2.1%). Stage 3 ECL coverage remained broadly stable at 23.1% (31 December 2024: 22.6%)

CREDIT RISK (continued)

Commercial Banking UK Real Estate analysis

●  Commercial Banking UK Real Estate committed drawn lending stood at £9.3 billion at May 2025 (net of £2.7 billion exposures subject to protection through Significant Risk Transfer (SRT) securitisations). This compares to £9.3 billion at 31 December 2024 (net of £3.1 billion subject to SRT securitisations). In addition there are undrawn lending facilities of £3.7 billion (31 December 2024: £2.8 billion) to predominantly investment grade rated corporate customers

●  The Group classifies Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Drawn lending of £6.8 billion to social housing providers are also excluded (31 December 2024: £7.2 billion)

●  Despite some headwinds, including the impact of elevated interest rates, the portfolio continues to remain well-positioned and proactively managed with conservative LTVs, good levels of interest cover and appropriate risk mitigants in place

●  Overall performance of the portfolio has remained resilient. The Group has continued to see strong asset quality within this sector, with a decrease in cases in its more closely monitored Watchlist category and limited flow into Business Support

●  Lending continues to be heavily weighted towards investment real estate (c.94%) rather than development. Of these investment exposures c.93% have an LTV of less than 70%, with an average LTV of 45%. The average interest cover ratio was 3.1 times, with 75% having interest cover of above 2 times

●  The portfolio is well diversified with no fully speculative commercial development lending (defined as property not pre-sold or pre-let at a level to fully repay the debt or generate sufficient income to meet the minimum interest cover requirements). Approximately 47% of exposures relate to commercial real estate, including c.13% secured by office assets, c.9% by retail assets and c.12% by industrial assets. Approximately 51% of the portfolio relates to residential lending

●  Recognising this is a cyclical sector, total (gross and net) and asset type quantum caps are in place to control origination and exposure. Focus remains on the UK market and new business has been written in line with a prudent risk appetite criteria including conservative LTVs, strong quality of income and proven management teams. Development lending criteria also includes maximum loan to gross development value and maximum loan to cost

●  Use of SRT securitisations also acts as a risk mitigant in this portfolio. Run-off of these is carefully managed and sequenced to avoid concentrations

LIQUIDITY RISK
Overview

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 95% as at 30 June 2025 (31 December 2024: 95%). Total wholesale funding was stable at £92.2 billion as at 30 June 2025 (31 December 2024: £92.5 billion). The Group maintains access to diverse sources and tenors of funding.

The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR)1 of 145% as at 30 June 2025 (31 December 2024: 146%) calculated on a Group consolidated basis based on the PRA rulebook. The decrease in the LCR resulted from a reduction in liquid assets, primarily driven by an increase in lending, offset by an increase in customer deposits. All assets within the liquid asset portfolio are hedged for interest rate risk. Following the implementation of structural reform, liquidity risk is managed at a legal entity level with the Group consolidated LCR representing the composite of the Ring-Fenced Bank and Non-Ring-Fenced Bank entities.

LCR eligible assets1 have reduced to £131.8 billion (31 December 2024: £134.4 billion), primarily driven by an increase in lending, offset by an increase in customer deposits. In addition to the Group's reported LCR eligible assets, the Group maintains borrowing capacity at central banks which averaged £73 billion in the 12 months to 30 June 2025. The net stable funding ratio remains strong at 127% (based on a quarterly simple average over the previous four quarters) as at 30 June 2025 (31 December 2024: 129%).

LCR eligible assets comprise £126.3 billion LCR level 1 eligible assets (31 December 2024: £128.5 billion) and £5.5 billion LCR level 2 eligible assets (31 December 2024: £5.9 billion). These assets are available to meet cash and collateral outflows and regulatory requirements. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk.

The banking business also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

During the first half of 2025, the Group accessed wholesale funding across a range of currencies and markets with term issuance volumes totalling £8.0 billion. The Group expects full-year wholesale issuance requirements of around £10.0 billion for 2025. The total outstanding amount of drawings from the Bank of England's Term Funding Scheme with additional incentives for SMEs (TFSME) is £21.9 billion as at 30 June 2025 (31 December 2024: £21.9 billion), with maturities in 2025, 2027 and beyond. The repayment of TFSME has been factored into the Group's funding plans.

The Group's credit ratings are well positioned and continue to reflect the strength of the Group's management and franchise, along with its robust financial performance, capital and funding position.

1Based on a monthly simple average over the previous 12 months.

LIQUIDITY RISK (continued)

Group funding requirements and sources
	At 30 Jun 2025 £bn	At 31 Dec 2024 £bn	Change %

Group funding position
Total Group assets	919.3	906.7	1
Less other liabilities1	(248.1)	(247.8)
Funding requirements	671.2	658.9	2

Customer deposits	493.9	482.7	2
Wholesale funding2	92.2	92.5
Repurchase agreements - non-trading	16.3	15.9	3
Term Funding Scheme with additional incentives for SMEs (TFSME)	21.9	21.9
Total equity	46.9	45.9	2
Funding sources	671.2	658.9	2

1Other assets and other liabilities primarily include balances in the Group's Insurance business and the fair value of derivative assets and liabilities.

2The Group's definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £1.1 billion (31 December 2024: £2.8 billion).

Reconciliation of Group funding to the balance sheet

At 30 June 2025	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	5.6	1.6	0.5	7.7
Debt securities in issue	74.1	-	(5.8)	68.3
Subordinated liabilities	12.5	-	(1.8)	10.7
Total wholesale funding	92.2	1.6
Customer deposits	493.9	-	-	493.9
Total	586.1	1.6

At 31 December 2024
Deposits from banks	3.1	3.2	(0.1)	6.2
Debt securities in issue	77.2	-	(6.4)	70.8
Subordinated liabilities	12.2	-	(2.1)	10.1
Total wholesale funding	92.5	3.2
Customer deposits	482.7	-	-	482.7
Total	575.2	3.2

LIQUIDITY RISK (continued)

Analysis of term issuance in half-year to 30 June 2025
	Sterling £bn	US dollar £bn	Euro £bn	Other currencies1 £bn	Total £bn

Securitisation2	0.1	-	0.6	-	0.7
Covered bonds	-	-	-	-	-
Senior unsecured notes	0.8	1.3	2.1	0.6	4.8
Subordinated liabilities	-	0.9	0.8	-	1.7
Additional tier 1	0.8	-	-	-	0.8
Total issuance	1.7	2.2	3.5	0.6	8.0

1Primarily Australian dollar, Japanese yen and Singapore dollar.

2Includes significant risk transfer securitisations.

INTEREST RATE SENSITIVITY

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. The notional balance of the sterling structural hedge increased to £244 billion at 30 June 2025 (31 December 2024: £242 billion).

Illustrative cumulative impact of parallel shifts in interest rate curve1

The table below shows the banking book net interest income sensitivity to an instantaneous parallel shift in interest rates. Sensitivities reflect shifts in the interest rate curve. The actual impact will also depend on the prevailing regulatory and competitive environment at the time. This sensitivity is illustrative and does not reflect new business margin implications and/or pricing actions today or in future periods, other than as outlined. The sensitivity is greater on downward parallel shifts due to pricing lags on deposit accounts.

The following assumptions have been applied:

●  Instantaneous parallel shift in interest rate curve, including UK Bank Rate

●  Balance sheet remains constant

●  Illustrative 50% pass-through on deposits and 100% pass-through on assets, which could be different in practice

	Year 1 £m	Year 2 £m	Year 3 £m

+50 basis points	c.150	c.350	c.600
+25 basis points	c.75	c.175	c.300
-25 basis points	(c.100)	(c.175)	(c.300)
-50 basis points	(c.200)	(c.350)	(c.600)

1Sensitivity based on modelled impact on banking book net interest income, including the future impact of structural hedge maturities. Annual impacts are presented for illustrative purposes only and are based on a number of assumptions which are subject to change. Year 1 reflects the 12 months from the 30 June 2025 balance sheet position.

STATUTORY INFORMATION

The half-year ended 31 December 2024 information disclosed throughout the report is presented as supplementary information and is not required to be disclosed in accordance with IAS 34.
Condensed consolidated half-year financial statements (unaudited)
Condensed consolidated income statement (unaudited)		56
Condensed consolidated statement of comprehensive income (unaudited)		57
Condensed consolidated balance sheet (unaudited)		58
Condensed consolidated statement of changes in equity (unaudited)		59
Condensed consolidated cash flow statement (unaudited)		62

Notes to the condensed consolidated half-year financial statements (unaudited)
1	Basis of preparation and accounting policies	63
2	Critical accounting judgements and key sources of estimation uncertainty	64
3	Segmental analysis	64
4	Net fee and commission income	68
5	Insurance business	68
6	Operating expenses	72
7	Retirement benefit obligations	72
8	Impairment	73
9	Tax	74
10	Fair values of financial assets and liabilities	74
11	Derivative financial instruments	81
12	Allowance for expected credit losses	82
13	Debt securities in issue	89
14	Provisions	89
15	Earnings per share	92
16	Dividends on ordinary shares and share buyback	92
17	Contingent liabilities, commitments and guarantees	92

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 20241 £m	Half-year to 31 Dec 20241 £m

Interest income		15,367	15,435	15,853
Interest expense		(8,889)	(9,389)	(9,622)
Net interest income		6,478	6,046	6,231
Fee and commission income		1,464	1,458	1,485
Fee and commission expense		(608)	(568)	(616)
Net fee and commission income	4	856	890	869
Net trading income		608	934	878
Insurance revenue		1,867	1,650	1,641
Insurance service expense		(1,409)	(1,339)	(1,394)
Net expense from reinsurance contracts held		(28)	(23)	(49)
Insurance service result	5	430	288	198
Net investment return on assets held to back insurance and investment contracts1		5,316	9,824	6,189
Net finance expense in respect of insurance and investment contracts1		(5,317)	(10,013)	(6,265)
Net investment return and finance result in respect of insurance and investment contracts	5	(1)	(189)	(76)
Other operating income		1,015	907	1,027
Other income		2,908	2,830	2,896
Total income		9,386	8,876	9,127
Operating expenses	6	(5,440)	(5,452)	(6,149)
Impairment	8	(442)	(100)	(331)
Profit before tax		3,504	3,324	2,647
Tax expense	9	(960)	(880)	(614)
Profit after tax		2,544	2,444	2,033

Profit attributable to ordinary shareholders		2,274	2,145	1,778
Profit attributable to other equity holders		245	269	229
Profit attributable to equity holders		2,519	2,414	2,007
Profit attributable to non-controlling interests		25	30	26
Profit after tax		2,544	2,444	2,033

Basic earnings per share	15	3.8p	3.4p	2.9p
Diluted earnings per share	15	3.7p	3.3p	2.9p

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

1Comparative periods have been represented for presentational changes. See note 1.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Profit for the period	2,544	2,444	2,033
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(168)	(351)	(417)
Current tax	25	29	21
Deferred tax	18	64	90
	(125)	(258)	(306)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	42	72	21
Deferred tax	-	-	-
	42	72	21
Gains and losses attributable to own credit risk:
Gains (losses) before tax	62	(86)	8
Deferred tax	(17)	24	(2)
	45	(62)	6
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(1)	105	(158)
Income statement transfers in respect of disposals	-	(4)	(3)
Income statement transfers in respect of impairment	-	(2)	(1)
Current tax	-	-	1
Deferred tax	5	(27)	43
	4	72	(118)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	492	(1,601)	(976)
Net income statement transfers	901	1,238	1,359
Deferred tax	(390)	101	(110)
	1,003	(262)	273
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	9	(39)	(34)
Transfers to income statement (tax: £nil)	-	-	-
	9	(39)	(34)
Total other comprehensive income (loss) for the period, net of tax	978	(477)	(158)
Total comprehensive income for the period	3,522	1,967	1,875

Total comprehensive income attributable to ordinary shareholders	3,252	1,668	1,620
Total comprehensive income attributable to other equity holders	245	269	229
Total comprehensive income attributable to equity holders	3,497	1,937	1,849
Total comprehensive income attributable to non-controlling interests	25	30	26
Total comprehensive income for the period	3,522	1,967	1,875

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Assets
Cash and balances at central banks		64,225	62,705
Financial assets at fair value through profit or loss	10	221,942	215,925
Derivative financial instruments	11	22,943	24,065
Loans and advances to banks		7,500	7,900
Loans and advances to customers		471,598	459,857
Reverse repurchase agreements		45,964	49,476
Debt securities		13,175	14,544
Financial assets at amortised cost		538,237	531,777
Financial assets at fair value through other comprehensive income	10	33,888	30,690
Goodwill and other intangible assets		8,042	8,188
Current tax recoverable		1,227	526
Deferred tax assets		4,428	5,005
Retirement benefit assets	7	2,953	3,028
Other assets		21,397	24,788
Total assets		919,282	906,697

Liabilities
Deposits from banks		7,695	6,158
Customer deposits		493,932	482,745
Repurchase agreements at amortised cost		38,248	37,760
Financial liabilities at fair value through profit or loss	10	28,754	27,611
Derivative financial instruments	11	19,879	21,676
Notes in circulation		2,119	2,121
Debt securities in issue at amortised cost	13	68,301	70,834
Liabilities arising from insurance and participating investment contracts	5	124,952	122,064
Liabilities arising from non-participating investment contracts		52,285	51,228
Other liabilities		23,107	25,918
Retirement benefit obligations	7	119	122
Current tax liabilities		63	45
Deferred tax liabilities		120	125
Provisions	14	2,176	2,313
Subordinated liabilities		10,661	10,089
Total liabilities		872,411	860,809

Equity
Share capital		6,003	6,062
Share premium account		18,781	18,720
Other reserves		9,986	8,827
Retained profits		5,624	5,912
Ordinary shareholders' equity		40,394	39,521
Other equity instruments		6,323	6,195
Total equity excluding non-controlling interests		46,717	45,716
Non-controlling interests		154	172
Total equity		46,871	45,888
Total equity and liabilities		919,282	906,697

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2025	24,782	8,827	5,912	39,521	6,195	172	45,888
Comprehensive income
Profit for the period	-	-	2,274	2,274	245	25	2,544
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(125)	(125)	-	-	(125)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	4	-	4	-	-	4
Equity shares	-	42	-	42	-	-	42
Gains and losses attributable to own credit risk, net of tax	-	-	45	45	-	-	45
Movements in cash flow hedging reserve, net of tax	-	1,003	-	1,003	-	-	1,003
Movements in foreign currency translation reserve, net of tax	-	9	-	9	-	-	9
Total other comprehensive income (loss)	-	1,058	(80)	978	-	-	978
Total comprehensive income1	-	1,058	2,194	3,252	245	25	3,522
Transactions with owners
Dividends	-	-	(1,271)	(1,271)	-	(23)	(1,294)
Distributions on other equity instruments	-	-	-	-	(245)	-	(245)
Issue of ordinary shares	105	-	-	105	-	-	105
Share buyback2	(103)	103	(1,357)	(1,357)	-	-	(1,357)
Issue of other equity instruments	-	-	(1)	(1)	750	-	749
Repurchases and redemptions of other equity instruments	-	-	(19)	(19)	(622)	-	(641)
Movement in treasury shares	-	-	35	35	-	-	35
Value of employee services
Share option schemes	-	-	44	44	-	-	44
Other employee award schemes	-	-	65	65	-	-	65
Changes in non-controlling interests	-	-	20	20	-	(20)	-
Total transactions with owners	2	103	(2,484)	(2,379)	(117)	(43)	(2,539)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	(2)	2	-	-	-	-
At 30 June 20253	24,784	9,986	5,624	40,394	6,323	154	46,871

1Total comprehensive income attributable to owners of the parent was £3,497 million.

2Contains a closed period accrual of £622 million.

3Total equity attributable to owners of the parent was £46,717 million.

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2024	24,926	8,508	6,790	40,224	6,940	201	47,365
Comprehensive income
Profit for the period	-	-	2,145	2,145	269	30	2,444
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(258)	(258)	-	-	(258)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	72	-	72	-	-	72
Equity shares	-	72	-	72	-	-	72
Gains and losses attributable to own credit risk, net of tax	-	-	(62)	(62)	-	-	(62)
Movements in cash flow hedging reserve, net of tax	-	(262)	-	(262)	-	-	(262)
Movements in foreign currency translation reserve, net of tax	-	(39)	-	(39)	-	-	(39)
Total other comprehensive loss	-	(157)	(320)	(477)	-	-	(477)
Total comprehensive (loss) income1	-	(157)	1,825	1,668	269	30	1,967
Transactions with owners
Dividends	-	-	(1,169)	(1,169)	-	(3)	(1,172)
Distributions on other equity instruments	-	-	-	-	(269)	-	(269)
Issue of ordinary shares	171	-	-	171	-	-	171
Share buyback2	(174)	174	(1,553)	(1,553)	-	-	(1,553)
Repurchases and redemptions of other equity instruments	-	-	(316)	(316)	(1,008)	-	(1,324)
Movement in treasury shares	-	-	(136)	(136)	-	-	(136)
Value of employee services:
Share option schemes	-	-	24	24	-	-	24
Other employee award schemes	-	-	46	46	-	-	46
Changes in non-controlling interests	-	-	-	-	-	(2)	(2)
Total transactions with owners	(3)	174	(3,104)	(2,933)	(1,277)	(5)	(4,215)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 30 June 20243	24,923	8,525	5,511	38,959	5,932	226	45,117

1Total comprehensive income attributable to owners of the parent was £1,937 million.

2Contains a closed period accrual of £630 million.

3Total equity attributable to owners of the parent was £44,891 million.

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)
	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2024	24,923	8,525	5,511	38,959	5,932	226	45,117
Comprehensive income
Profit for the period	-	-	1,778	1,778	229	26	2,033
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	-	-	(306)	(306)	-	-	(306)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	-	(118)	-	(118)	-	-	(118)
Equity shares	-	21	-	21	-	-	21
Gains and losses attributable to own credit risk, net of tax	-	-	6	6	-	-	6
Movements in cash flow hedging reserve, net of tax	-	273	-	273	-	-	273
Movements in foreign currency translation reserve, net of tax	-	(34)	-	(34)	-	-	(34)
Total other comprehensive income (loss)	-	142	(300)	(158)	-	-	(158)
Total comprehensive income1	-	142	1,478	1,620	229	26	1,875
Transactions with owners
Dividends	-	-	(659)	(659)	-	(80)	(739)
Distributions on other equity instruments	-	-	-	-	(229)	-	(229)
Issue of ordinary shares	19	-	-	19	-	-	19
Share buyback	(195)	195	(458)	(458)	-	-	(458)
Redemption of preference shares	35	(35)	-	-	-	-	-
Issue of other equity instruments	-	-	(6)	(6)	763	-	757
Repurchases and redemptions of other equity instruments	-	-	-	-	(500)	-	(500)
Movement in treasury shares	-	-	(37)	(37)	-	-	(37)
Value of employee services:
Share option schemes	-	-	19	19	-	-	19
Other employee award schemes	-	-	64	64	-	-	64
Total transactions with owners	(141)	160	(1,077)	(1,058)	34	(80)	(1,104)
Realised gains and losses on equity shares held at fair value through other comprehensive income	-	-	-	-	-	-	-
At 31 December 20242	24,782	8,827	5,912	39,521	6,195	172	45,888

1Total comprehensive income attributable to owners of the parent was £1,849 million.

2Total equity attributable to owners of the parent was £45,716 million.

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Cash flows (used in) provided by operating activities
Profit before tax	3,504	3,324	2,647
Adjustments for:
Change in operating assets	(9,160)	(21,509)	(18,113)
Change in operating liabilities	12,181	14,032	9,571
Non-cash and other items	2,323	1,671	4,319
Tax paid1	(1,553)	(748)	(557)
Tax refunded1	200	350	620
Net cash provided by (used in) operating activities	7,495	(2,880)	(1,513)
Cash flows (used in) provided by investing activities
Purchase of financial assets	(7,380)	(5,809)	(4,709)
Proceeds from sale and maturity of financial assets	4,739	5,269	1,793
Purchase of fixed assets1	(2,162)	(2,234)	(2,130)
Purchase of other intangible assets1	(559)	(650)	(609)
Proceeds from sale of fixed assets1	620	636	869
Proceeds from sale of goodwill and other intangible assets1	2	6	56
Acquisition of businesses and joint ventures, net of cash acquired	(61)	(63)	(116)
Net cash used in investing activities	(4,801)	(2,845)	(4,846)
Cash flows used in financing activities
Dividends paid to ordinary shareholders	(1,271)	(1,169)	(659)
Distributions in respect of other equity instruments	(245)	(269)	(229)
Distributions in respect of non-controlling interests	(23)	(3)	(80)
Interest paid on subordinated liabilities	(411)	(350)	(272)
Proceeds from issue of subordinated liabilities	1,750	427	385
Proceeds from issue of other equity instruments	749	-	757
Proceeds from issue of ordinary shares	81	170	17
Share buyback	(735)	(923)	(1,088)
Repayment of subordinated liabilities	(904)	-	(819)
Repurchases and redemptions of other equity instruments	(641)	(1,324)	(500)
Change in stake of non-controlling interests	-	(2)	-
Net cash used in financing activities	(1,650)	(3,443)	(2,488)
Effects of exchange rate changes on cash and cash equivalents	(696)	(17)	10
Change in cash and cash equivalents	348	(9,185)	(8,837)
Cash and cash equivalents at beginning of period	70,816	88,838	79,653
Cash and cash equivalents at end of period	71,164	79,653	70,816

1Previously presented in aggregate.

Interest received was £14,966 million (half year to 30 June 2024: £14,652 million; half year to 31 December 2024: £15,069 million) and interest paid was £8,784 million (half year to 30 June 2024: £8,472 million; half year to 31 December 2024: £9,368 million).

Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months. Included within cash and cash equivalents at 30 June 2025 is £19 million (30 June 2024: £35 million; 31 December 2024: £23 million) held within the Group's long-term insurance and investments operations, which is not immediately available for use in the business.

The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

Note 1: Basis of preparation and accounting policies

These condensed consolidated half-year financial statements as at and for the period to 30 June 2025 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the United Kingdom and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2024 which complied with international accounting standards in conformity with the requirements of the Companies Act 2006 and were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Copies of the 2024 annual report and accounts are available on the Group's website and are also available upon request from Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code's principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group's 2024 annual report and accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing these condensed consolidated half-year financial statements. In reaching this assessment, the directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group's performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.

The Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2024 and there have been no changes in the Group's methods of computation.

Net investment return on assets held to back insurance and investment contracts, previously shown within net trading income, is now presented separately on the face of the income statement. Net finance expense in respect of insurance and investment contracts, previously shown outside total income in the income statement, is now included within other income as part of total income. This change has been made to represent more clearly the impact of the Group's insurance business on the results. Comparative periods are represented on a consistent basis.

The IASB has issued an amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates, effective 1 January 2025. This amendment has not had a significant impact on the Group.

Future accounting developments

There are a number of new accounting pronouncements issued by the IASB with an effective date of 1 January 2027. This includes IFRS 18 Presentation and Disclosure in Financial Statements which replaces IAS 1 Presentation of Financial Statements and IFRS 19 Subsidiaries without Public Accountability: Disclosures. The impact of these standards is being assessed and they have not yet been endorsed for use in the UK.

The IASB has issued its annual improvements and a number of amendments to the IFRS Accounting Standards effective 1 January 2026, including Amendments to IFRS 9 Financial Instruments and Amendments to IFRS 7 Financial Instruments Disclosure. These improvements and amendments are not expected to have a significant impact on the Group.

Related party transactions

The Group has had no significant related party transactions during the half-year to 30 June 2025. Related party transactions for the half-year to 30 June 2025 are similar in nature to those for the year ended 31 December 2024. Full details of the Group's related party transactions for the year ended 31 December 2024 can be found in the Group's 2024 annual report and accounts.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

Note 1: Basis of preparation and accounting policies (continued)

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2024 were approved by the directors on 19 February 2025 and were delivered to the Registrar of Companies on 1 April 2025. The independent auditors' report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Act.

Note 2: Critical accounting judgements and key sources of estimation uncertainty

The preparation of the Group's financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from these estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In preparing the financial statements, the Group has considered the impact of climate-related risks on its financial position and performance. While the effects of climate change represent a source of uncertainty, the Group does not consider there to be a material impact on its judgements and estimates from the physical, transition and other climate-related risks in the short-term.

The Group's significant judgements, estimates and assumptions are unchanged compared to those disclosed in note 3 of the Group's 2024 financial statements. Further information on the critical accounting judgements and key sources of estimation uncertainty for the allowance for expected credit losses is set out in note 12.

Note 3: Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker, as defined by IFRS 8 Operating Segments, for the Group.

The segmental results and comparatives are presented on an underlying basis (pre-tax), the basis reviewed by the chief operating decision maker. The underlying basis is derived from the recognition and measurement principles of IFRS Accounting Standards with the effects of the following excluded in arriving at underlying profit:

●  Restructuring costs relating to merger, acquisition, integration and disposal activities

●  Volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group's hedging arrangements and that arising in the insurance businesses, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets

For the purposes of the underlying income statement, operating lease depreciation (net of gains on disposal of operating lease assets) is shown as an adjustment to total income.

There has been no change to the descriptions of these segments as provided in note 4 to the Group's financial statements for the year ended 31 December 2024.

In the half-year to 30 June 2025, the Group revised its treatment of certain divisional variable payment related costs. Previously reported within divisional operating costs, these are now included within underlying other income. Comparatives have been represented on a consistent basis in respect of these changes.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Segmental analysis (continued)

The table below analyses the Group's income and profit by segment on an underlying basis. Net income is also analysed between external and inter-segment income.

Half-year to 30 June 2025	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m

Underlying net interest income	4,709	1,766	(78)	258	6,655
Underlying other income	1,276	926	689	78	2,969
Total underlying income	5,985	2,692	611	336	9,624
Operating lease depreciation1	(706)	(4)	-	-	(710)
Net income	5,279	2,688	611	336	8,914
Operating costs	(2,922)	(1,394)	(466)	(92)	(4,874)
Remediation	(41)	-	(2)	6	(37)
Total costs	(2,963)	(1,394)	(468)	(86)	(4,911)
Underlying impairment (charge) credit	(342)	(100)	1	(1)	(442)
Underlying profit before tax	1,974	1,194	144	249	3,561

External income	7,377	1,767	690	(210)	9,624
External operating lease depreciation1	(706)	(4)	-	-	(710)
Inter-segment (expense) income	(1,392)	925	(79)	546	-
Net income	5,279	2,688	611	336	8,914

Loans and advances to customers2	382,211	88,716	-	671	471,598
External assets	396,606	151,336	197,520	173,820	919,282
Customer deposits	323,365	170,217	-	350	493,932
External liabilities	329,493	215,329	192,760	134,829	872,411

1Net of losses on disposal of operating lease assets of £3 million.

2Other includes centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Segmental analysis (continued)
Half-year to 30 June 2024	Retail £m	Commercial Banking £m	Insurance, Pensions and Investments £m	Other £m	Total £m

Underlying net interest income	4,430	1,696	(74)	286	6,338
Underlying other income1	1,133	942	649	10	2,734
Total underlying income	5,563	2,638	575	296	9,072
Operating lease depreciation2	(677)	(2)	-	-	(679)
Net income	4,886	2,636	575	296	8,393
Operating costs1	(2,763)	(1,358)	(458)	(121)	(4,700)
Remediation	(54)	(32)	(5)	(4)	(95)
Total costs	(2,817)	(1,390)	(463)	(125)	(4,795)
Underlying impairment (charge) credit	(194)	83	7	3	(101)
Underlying profit before tax	1,875	1,329	119	174	3,497

External income	6,551	2,083	649	(211)	9,072
External operating lease depreciation2	(677)	(2)	-	-	(679)
Inter-segment (expense) income	(988)	555	(74)	507	-
Net income	4,886	2,636	575	296	8,393

Loans and advances to customers3	365,055	88,069	-	(716)	452,408
External assets	380,919	148,736	191,796	171,476	892,927
Customer deposits	313,339	161,159	-	195	474,693
External liabilities	319,066	202,358	187,673	138,713	847,810

Half-year to 31 December 2024
Underlying net interest income	4,500	1,738	(62)	331	6,507
Underlying other income1	1,221	873	643	126	2,863
Total underlying income	5,721	2,611	581	457	9,370
Operating lease depreciation2	(642)	(4)	-	-	(646)
Net income	5,079	2,607	581	457	8,724
Operating costs1	(2,803)	(1,394)	(466)	(79)	(4,742)
Remediation	(696)	(72)	(14)	(22)	(804)
Total costs	(3,499)	(1,466)	(480)	(101)	(5,546)
Underlying impairment (charge) credit	(263)	(69)	-	-	(332)
Underlying profit before tax	1,317	1,072	101	356	2,846

External income	7,015	1,898	643	(186)	9,370
External operating lease depreciation2	(642)	(4)	-	-	(646)
Inter-segment (expense) income	(1,294)	713	(62)	643	-
Net income	5,079	2,607	581	457	8,724

Loans and advances to customers3	372,250	87,602	-	5	459,857
External assets4	387,322	148,548	197,309	173,518	906,697
Customer deposits	319,726	162,645	-	374	482,745
External liabilities4	324,730	207,066	193,519	135,494	860,809

1In the half-year to 30 June 2025, for segment reporting, the Group revised its allocation methodology. Certain divisional variable payment related costs are now included within underlying other income; comparative figures have been represented on a consistent basis. Total Group figures are unaffected by this change.

2Net of profits on disposal of operating lease assets of £37 million in the half-year to 30 June 2024 and £22 million in the half-year to 31 December 2024.

3Other includes centralised fair value hedge accounting adjustments.

4The Insurance, Pensions and Investments operating segment external assets included £5,122 million at 31 December 2024 within disposal group assets and external liabilities included £5,268 million at 31 December 2024 in disposal group liabilities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 3: Segmental analysis (continued)

The table below reconciles the statutory results to the underlying basis.

Statutory basis		Removal of:		Underlying basisA
	£m	Volatility and other items1,2,3 £m	Insurance gross up4 £m	£m

Half-year to 30 June 2025
Net interest income	6,478	177	-	6,655	Underlying net interest income
Other income	2,908	(68)	129	2,969	Underlying other income
		(710)	-	(710)	Operating lease depreciation5
Total income	9,386	(601)	129	8,914	Net income
Operating expenses5	(5,440)	658	(129)	(4,911)	Total costs
Impairment charge	(442)	-	-	(442)	Underlying impairment charge
Profit before tax	3,504	57	-	3,561	Underlying profit

Half-year to 30 June 2024
Net interest income	6,046	300	(8)	6,338	Underlying net interest income
Other income	2,830	(208)	112	2,734	Underlying other income
		(679)	-	(679)	Operating lease depreciation5
Total income	8,876	(587)	104	8,393	Net income
Operating expenses5	(5,452)	761	(104)	(4,795)	Total costs
Impairment charge	(100)	(1)	-	(101)	Underlying impairment charge
Profit before tax	3,324	173	-	3,497	Underlying profit

Half-year to 31 December 2024
Net interest income	6,231	278	(2)	6,507	Underlying net interest income
Other income	2,896	(167)	134	2,863	Underlying other income
		(646)	-	(646)	Operating lease depreciation5
Total income	9,127	(535)	132	8,724	Net income
Operating expenses5	(6,149)	735	(132)	(5,546)	Total costs
Impairment credit	(331)	(1)	-	(332)	Underlying impairment credit
Profit before tax	2,647	199	-	2,846	Underlying profit

1In the half-year ended 30 June 2025 this comprised the effects of market and other volatility (gains of £27 million); the amortisation of purchased intangibles (£40 million); restructuring costs (£9 million); and fair value unwind (losses of £35 million).

2In the half-year ended 30 June 2024 this comprised the effects of market and other volatility (losses of £65 million); the amortisation of purchased intangibles (£41 million); restructuring costs (£15 million); and fair value unwind (losses of £52 million).

3In the half-year ended 31 December 2024 this comprised the effects of market and other volatility (losses of £79 million); the amortisation of purchased intangibles (£40 million); restructuring costs (£25 million); and fair value unwind (losses of £55 million).

4Under IFRS 17, expenses which are directly associated with the fulfilment of insurance contracts are reported as part of the insurance service result within statutory other income. On an underlying basis these expenses remain within costs.

5Net of losses on disposal of operating lease assets of £3 million (half-year to 30 June 2024; profit of £37 million; half-year to 31 December 2024: profit of £22 million). Statutory operating expenses includes operating lease depreciation. On an underlying basis operating lease depreciation is included in net income.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 4: Net fee and commission income

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Fee and commission income:
Current accounts	341	314	330
Credit and debit card fees	636	631	655
Commercial banking and treasury fees	183	188	185
Unit trust and insurance broking	31	32	39
Factoring	34	35	34
Other fees and commissions	239	258	242
Total fee and commission income	1,464	1,458	1,485
Fee and commission expense	(608)	(568)	(616)
Net fee and commission income	856	890	869

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and unit trust and insurance broking fees arise in Insurance, Pensions and Investments.

Note 5: Insurance business

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m
Insurance revenue
Amounts relating to the changes in liabilities for remaining coverage:
Contractual service margin recognised for services provided	392	216	233
Change in risk adjustments for non-financial risk for risk expired	24	27	31
Expected incurred claims and other insurance services expenses	959	977	939
Charges to funds in respect of policyholder tax and other	66	68	40
	1,441	1,288	1,243
Recovery of insurance acquisition cash flows	56	56	49
Total life	1,497	1,344	1,292
Total non-life	370	306	349
Insurance revenue	1,867	1,650	1,641
Insurance service expense
Incurred claims and other directly attributable expenses	(977)	(961)	(1,017)
Changes that relate to past service: adjustment to liabilities for incurred claims	1	3	(7)
Changes that relate to future service: losses and reversal of losses on onerous contracts	(86)	(46)	(26)
Amortisation of insurance acquisition cash flows	(56)	(56)	(49)
Net impairment loss on insurance acquisition assets	-	(8)	(1)
Total life	(1,118)	(1,068)	(1,100)
Total non-life	(291)	(271)	(294)
Insurance service expense	(1,409)	(1,339)	(1,394)
Net expense from reinsurance contracts held	(28)	(23)	(49)
Insurance service result	430	288	198

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 5: Insurance business (continued)

	Half-year to 30 June 2025
	Life £m	Non-life £m	Total £m

Net gains on financial assets and liabilities at fair value through profit or loss	3,520	17	3,537
Foreign exchange	140	-	140
Investment property gains	1	-	1
Net investment return on assets held to back insurance and participating investment contracts1	3,661	17	3,678
Net investment return on assets held to back third party interests in consolidated funds			703
Net investment return on assets held to back non-participating investment contracts			935
Net investment return on assets held to back insurance and investment contracts			5,316

Net finance expense from insurance and participating investment contracts	(3,532)	(3)	(3,535)
Net finance income from reinsurance contracts held	23	-	23
Net finance expense from insurance, participating investment and reinsurance contracts	(3,509)	(3)	(3,512)
Movement in third party interests in consolidated funds			(634)
Change in non-participating investment contracts			(1,171)
Net finance expense in respect of insurance and investment contracts			(5,317)

	Half-year to 30 June 2024
	Life £m	Non-life £m	Total £m

Net gains on financial assets and liabilities at fair value through profit or loss	6,263	20	6,283
Foreign exchange	221	-	221
Investment property losses	(2)	-	(2)
Net investment return on assets held to back insurance and participating investment contracts1	6,482	20	6,502
Net investment return on assets held to back third party interests in consolidated funds			830
Net investment return on assets held to back non-participating investment contracts			2,492
Net investment return on assets held to back insurance and investment contract			9,824

Net finance expense from insurance and participating investment contracts	(6,555)	(3)	(6,558)
Net finance income from reinsurance contracts held	81	-	81
Net finance expense from insurance, participating investment and reinsurance contracts	(6,474)	(3)	(6,477)
Movement in third party interests in consolidated funds			(802)
Change in non-participating investment contracts			(2,734)
Net finance expense in respect of insurance and investment contracts			(10,013)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 5: Insurance business (continued)

	Half-year to 31 December 2024
	Life £m	Non-life £m	Total £m

Net gains on financial assets and liabilities at fair value through profit or loss	3,984	18	4,002
Foreign exchange	(25)	-	(25)
Investment property losses	(2)	-	(2)
Net investment return on assets held to back insurance and participating investment contracts1	3,957	18	3,975
Net investment return on assets held to back third party interests in consolidated funds			275
Net investment return on assets held to back non-participating investment contracts			1,939
Net investment return on assets held to back insurance and investment contracts			6,189

Net finance expense from insurance and participating investment contracts	(3,826)	(4)	(3,830)
Net finance expense from reinsurance contracts held	(34)	-	(34)
Net finance expense from insurance, participating investment and reinsurance contracts	(3,860)	(4)	(3,864)
Movement in third party interests in consolidated funds			(257)
Change in non-participating investment contracts			(2,144)
Net finance expense in respect of insurance and investment contracts			(6,265)

1Includes income of £3,426 million (half-year to 30 June 2024: £6,951 million; half-year to 31 December 2024: £3,737 million) in respect of unit-linked and with-profit contracts measured applying the variable fee approach. The assets generating the investment return held to back insurance contracts and participating investment contracts are carried at fair value on the Group's balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 5: Insurance business (continued)

At 30 June 2025	Present value of future cash flows £m	Risk adjustment £m	Contractual service margin £m	Other £m	Total £m

Insurance contract assets	136	(53)	(81)	-	2
Liabilities arising from insurance contracts and participating investment contracts1	(120,037)	(834)	(4,110)	-	(124,981)
Other liabilities2	-	-	-	-	-
Net liability	(119,901)	(887)	(4,191)	-	(124,979)
Insurance acquisition assets	-	-	-	29	29
Insurance and participating investment contracts net liability	(119,901)	(887)	(4,191)	29	(124,950)

At 31 December 2024
Insurance contract assets	-	-	-	-	-
Liabilities arising from insurance contracts and participating investment contracts1	(117,111)	(874)	(4,102)	-	(122,087)
Other liabilities2	(5,268)	-	-	-	(5,268)
Net liability	(122,379)	(874)	(4,102)	-	(127,355)
Insurance acquisition assets	-	-	-	23	23
Insurance and participating investment contracts net liability	(122,379)	(874)	(4,102)	23	(127,332)

1Excluding insurance acquisition assets.

2Liabilities arising from insurance contracts relating to the disposal of the Group's bulk annuity business have been classified as disposal group liabilities.

On 13 March 2024, the Group entered into a business transfer agreement with Rothesay Life plc for the sale of the Group's bulk annuity business and to pursue the transfer of associated business assets and assumed liabilities under Part VII of the Financial Services and Markets Act 2000. A reinsurance agreement between the Group and Rothesay Life plc was signed on 30 April 2024 to materially de-risk the Group's bulk annuity portfolio. The Part VII transfer was completed on 11 June 2025.

At 31 December 2024, the Group presented the assets and liabilities relating to the bulk annuity business, including the reinsurance contract assets arising from the agreement between the Group and Rothesay Life plc, as a disposal group.

At the Part VII transfer date, the Group derecognised the assets and liabilities of the disposal group, comprising £4.9 billion of reinsurance contract assets, £5.1 billion of insurance contract liabilities, £50 million of goodwill and a £9 million deferred tax asset. Following the derecognition requirements in IFRS 17 for transfers of contracts to a third party, the Group recognised £179 million in insurance revenue, representing the release of CSM for future service at the transfer date. The derecognition of the goodwill and deferred tax asset was charged to other operating income. The overall pre-tax gain on derecognition of the disposal group was £120 million.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 6: Operating expenses
	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Staff costs:
Salaries and social security costs	1,908	1,914	1,905
Pensions and other post-retirement benefit schemes (note 7)	270	276	250
Restructuring and other staff costs	294	214	113
	2,472	2,404	2,268
Premises and equipment costs1	260	196	258
Depreciation and amortisation	1,748	1,705	1,721
UK bank levy	-	-	147
Regulatory and legal provisions (note 14)	37	95	804
Other	1,228	1,365	1,229
Operating expenses before adjustment for:	5,745	5,765	6,427
Amounts attributable to the acquisition of insurance and participating investment contracts	(89)	(88)	(94)
Amounts reported within insurance service expenses	(216)	(225)	(184)
Total operating expenses	5,440	5,452	6,149

1Net of losses on disposal of operating lease assets of £3 million (half-year to 30 June 2024: profit of £37 million; half-year to 31 December 2024: profit of £22 million).

Note 7: Retirement benefit obligations

The Group's post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2025 £m	At 31 Dec 2024 £m

Defined benefit pension schemes:
Present value of funded obligations	(26,310)	(27,118)
Fair value of scheme assets	29,183	30,063
Net pension scheme asset	2,873	2,945
Other post-retirement schemes	(39)	(39)
Total amounts recognised in the balance sheet	2,834	2,906

Recognised on the balance sheet as:
Retirement benefit assets	2,953	3,028
Retirement benefit obligations	(119)	(122)
Total amounts recognised in the balance sheet	2,834	2,906

Movements in the Group's net post-retirement defined benefit scheme asset during the period were as follows:
£m

Asset at 1 January 2025	2,906
Income statement credit	15
Employer contributions	81
Remeasurement	(168)
Asset at 30 June 2025	2,834

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 7: Retirement benefit obligations continued

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Defined benefit schemes	(15)	(21)	10
Defined contribution schemes	285	297	240
Total charge to the income statement	270	276	250

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:
	At 30 Jun 2025%	At 31 Dec 2024%

Discount rate	5.61	5.55
Rate of inflation:
Retail Price Index (RPI)	2.75	2.97
Consumer Price Index (CPI)	2.25	2.52
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.67	2.69

In July 2024, the Court of Appeal handed down a judgment (Virgin Media Limited v NTL Pension Trustees Limited) which potentially has implications for the validity of amendments made by pension schemes that were contracted out on a salary-related basis between 6 April 1997 and the abolition of contracting-out in 2016. The Government in June 2025, recognising that schemes and sponsoring employers need clarity around scheme liabilities, announced it will introduce legislation to give affected pension schemes the ability to retrospectively obtain written actuarial confirmation that historic benefit changes met the necessary standards. The Group is carrying out a review of scheme amendments to decide whether any subsequent actions are required. The Group will continue to monitor developments.

Note 8: Impairment

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Loans and advances to banks	-	(5)	(2)
Loans and advances to customers	492	161	346
Debt securities	-	(3)	(3)
Financial assets held at amortised cost	492	153	341
Financial assets at fair value through other comprehensive income	-	(2)	(1)
Other assets	(1)	(8)	(1)
Loan commitments and financial guarantees	(49)	(43)	(8)
Total impairment charge (credit)	442	100	331

There was a £70 million charge in respect of residual value impairment and voluntary terminations within the Group's UK Motor Finance business in the current period (half-year to 30 June 2024: £10 million; half-year to 31 December 2024: £14 million).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 9: Tax

In accordance with IAS 34, the Group's income tax expense for the half-year to 30 June 2025 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Profit before tax	3,504	3,324	2,647
UK corporation tax thereon at 25.0% (2024: 25.0%)	(876)	(831)	(662)
Impact of surcharge on banking profits	(86)	(83)	(74)
Non-deductible costs: conduct charges	1	4	(31)
Non-deductible costs: bank levy	-	-	(37)
Other non-deductible costs	(127)	(39)	(34)
Non-taxable income	19	27	51
Tax relief on coupons on other equity instruments	61	67	58
Tax-exempt gains on disposals	25	33	65
Tax losses where no deferred tax recognised	(4)	(2)	(5)
Remeasurement of deferred tax due to rate changes	-	3	(3)
Differences in overseas tax rates	7	-	(9)
Policyholder tax	(35)	(46)	(29)
Deferred tax asset in respect of life assurance expenses	(40)	-	(5)
Adjustments in respect of prior years	95	(12)	106
Tax effect of share of results of joint ventures	-	(1)	-
Provision for Pillar 2 current income taxes	-	-	(5)
Tax expense	(960)	(880)	(614)

Note 10: Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 17 to the Group's financial statements for the year ended 31 December 2024 details the definitions of the three levels in the fair value hierarchy.

Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group's consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)
Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2025
Financial assets at fair value through profit or loss:
Loans and advances to banks	-	3,094	-	3,094
Loans and advances to customers	-	3,193	5,905	9,098
Reverse repurchase agreements	-	20,655	-	20,655
Debt securities	14,211	32,059	2,368	48,638
Treasury and other bills	1	-	-	1
Contracts held with reinsurers	-	7,573	-	7,573
Equity shares	131,456	-	1,427	132,883
Total financial assets at fair value through profit or loss1	145,668	66,574	9,700	221,942
Financial assets at fair value through other comprehensive income:
Debt securities	19,306	14,165	49	33,520
Equity shares	-	-	368	368
Total financial assets at fair value through other comprehensive income	19,306	14,165	417	33,888
Derivative financial instruments	61	22,343	539	22,943
Total financial assets carried at fair value	165,035	103,082	10,656	278,773

1Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £189,805 million.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 31 December 2024
Financial assets at fair value through profit or loss:
Loans and advances to banks	-	2,787	-	2,787
Loans and advances to customers	-	3,039	6,010	9,049
Reverse repurchase agreements	-	20,466	-	20,466
Debt securities	10,564	26,854	2,528	39,946
Treasury and other bills	32	-	-	32
Contracts held with reinsurers	-	10,527	-	10,527
Equity shares	131,767	-	1,351	133,118
Total financial assets at fair value through profit or loss1	142,363	63,673	9,889	215,925
Financial assets at fair value through other comprehensive income:
Debt securities	16,298	14,019	48	30,365
Equity shares	-	-	325	325
Total financial assets at fair value through other comprehensive income	16,298	14,019	373	30,690
Derivative financial instruments	103	23,221	741	24,065
Total financial assets carried at fair value	158,764	100,913	11,003	270,680

1Other financial assets mandatorily at fair value through profit or loss include assets backing insurance contracts and investment contracts of £185,201 million.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2025
Financial liabilities at fair value through profit or loss:
Debt securities in issue	-	4,344	18	4,362
Liabilities in respect of securities sold under repurchase agreements	-	22,051	-	22,051
Short positions in securities	2,326	15	-	2,341
Total financial liabilities at fair value through profit or loss	2,326	26,410	18	28,754
Derivative financial instruments	82	19,510	287	19,879
Liabilities arising from non-participating investment contracts	-	52,285	-	52,285
Total financial liabilities carried at fair value	2,408	98,205	305	100,918

At 31 December 2024
Financial liabilities at fair value through profit or loss:
Debt securities in issue	-	4,608	22	4,630
Liabilities in respect of securities sold under repurchase agreements	-	20,564	-	20,564
Short positions in securities	2,400	17	-	2,417
Total financial liabilities at fair value through profit or loss	2,400	25,189	22	27,611
Derivative financial instruments	79	21,175	422	21,676
Liabilities arising from non-participating investment contracts	-	51,228	-	51,228
Total financial liabilities carried at fair value	2,479	97,592	444	100,515

Valuation control framework

Key elements of the valuation control framework include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. The framework covers processes for all 3 levels in the fair value hierarchy. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument's valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group's financial statements for the year ended 31 December 2024 applied to these portfolios.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2025	9,889	373	741	11,003
Exchange and other adjustments	(1)	2	12	13
Gains (losses) recognised in the income statement within other income	213	2	(154)	61
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	-	42	-	42
Purchases/increases to customer loans	137	-	8	145
Sales/repayments of customer loans	(482)	(2)	(4)	(488)
Transfers into the level 3 portfolio	12	-	1	13
Transfers out of the level 3 portfolio	(68)	-	(65)	(133)
At 30 June 2025	9,700	417	539	10,656
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2025	120	3	(124)	(1)

At 1 January 2024	11,681	284	422	12,387
Exchange and other adjustments	2	(1)	-	1
Gains (losses) recognised in the income statement within other income	55	-	(54)	1
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	-	74	-	74
Purchases/increases to customer loans	335	-	6	341
Sales/repayments of customer loans	(1,923)	(1)	(22)	(1,946)
Transfers into the level 3 portfolio	32	-	-	32
Transfers out of the level 3 portfolio	(35)	-	-	(35)
At 30 June 2024	10,147	356	352	10,855
Gains (losses) recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2024	54	-	(41)	13

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2025	22	422	444
Exchange and other adjustments	-	6	6
Gains recognised in the income statement within other income	(2)	(134)	(136)
Additions	-	9	9
Redemptions	(2)	(16)	(18)
At 30 June 2025	18	287	305
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2025	(2)	(108)	(110)

At 1 January 2024	42	444	486
Losses (gains) recognised in the income statement within other income	2	(43)	(41)
Additions	-	5	5
Redemptions	(2)	(33)	(35)
Transfers out of the level 3 portfolio	(19)	-	(19)
At 30 June 2024	23	373	396
Losses (gains) recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2024	2	(31)	(29)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Sensitivity of level 3 valuations

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions1
At 30 June 2025	Valuation techniques	Significant unobservable inputs2	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-234bps/+167bps)	5,908	152	(154)
Debt securities	Discounted cash flows	Credit spreads (+/-13%)	538	36	(47)
Equity and venture capital investments	Market approach	Earnings multiple (0.0/15.0)	2,273	136	(136)
	Underlying asset/net asset value (incl. property prices)3	n/a	794	82	(86)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows3	n/a	187	1	(5)
			9,700
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	49	2	(2)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)3	n/a	368	40	(40)
			417
Derivative financial assets
Interest rate options	Option pricing model	Interest rate volatility (12%/171%)	263	6	(4)
Interest rate derivatives	Discounted cash flows	(+/- 8%) uncertainty of recovery rates	276	22	(22)
			539
Level 3 financial assets carried at fair value			10,656
Financial liabilities at fair value through profit or loss
Securitisation notes and other	Discounted cash flows	Interest rate spreads (+/-50 bps)	18	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (12%/171%)	287	16	(16)
Level 3 financial liabilities carried at fair value			305

1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

3Underlying asset/net asset values represent fair value.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Sensitivity of level 3 valuations (continued)
				Effect of reasonably possible alternative assumptions1
At 31 December 2024	Valuation techniques	Significant unobservable inputs2	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (-241bps/+131bps)	6,022	245	(231)
Debt securities	Discounted cash flows	Credit spreads (+/- 17%)	621	35	(55)
Equity and venture capital investments	Market approach	Earnings multiple (3.5/15.0)	2,267	150	(150)
	Underlying asset/net asset value (incl. property prices)3	n/a	773	80	(84)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices), broker quotes or discounted cash flows3	n/a	206	-	(7)
			9,889
Financial assets at fair value through other comprehensive income
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	48	2	(2)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)3	n/a	325	33	(33)
			373
Derivative financial assets
Interest rate options	Option pricing model	Interest rate volatility (11%/183%)	394	4	(6)
Interest rate derivatives	Discounted cash flows	(+/-8%) uncertainty of recovery rates	347	21	(21)
			741
Level 3 financial assets carried at fair value			11,003
Financial liabilities at fair value through profit or loss
Securitisation and other notes	Discounted cash flows	Interest rate spreads (+/- 50bps)	22	1	(1)
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/183%)	422	17	(15)
Level 3 financial liabilities carried at fair value			444

1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

3Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group's financial statements for the year ended 31 December 2024.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 10: Fair values of financial assets and liabilities (continued)

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group's level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and is unchanged from that described in note 17 to the Group's financial statements for the year ended 31 December 2024.

The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group's consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2025		At 31 December 2024
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	7,500	7,500	7,900	7,892
Loans and advances to customers	471,598	467,320	459,857	455,846
Reverse repurchase agreements	45,964	45,964	49,476	49,476
Debt securities	13,175	13,180	14,544	14,380

Financial liabilities
Deposits from banks	7,695	7,695	6,158	6,158
Customer deposits	493,932	494,798	482,745	483,568
Repurchase agreements at amortised cost	38,248	38,248	37,760	37,760
Debt securities in issue	68,301	68,673	70,834	70,894
Subordinated liabilities	10,661	12,149	10,089	10,419

The carrying amounts of cash and balances at central banks and notes in circulation are a reasonable approximation of their fair values.

Note 11: Derivative financial instruments

	At 30 June 2025		At 31 December 2024
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m

Trading and other
Exchange rate contracts	9,911	9,537	10,247	9,172
Interest rate contracts	12,710	9,555	13,436	11,644
Credit derivatives	92	185	87	172
Equity and other contracts	199	299	247	333
	22,912	19,576	24,017	21,321
Hedging
Derivatives designated as fair value hedges	7	300	8	337
Derivatives designated as cash flow hedges	24	3	40	18
	31	303	48	355
Total recognised derivative assets/liabilities	22,943	19,879	24,065	21,676

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses

The calculation of the Group's allowance for expected credit loss allowances requires the Group to make a number of judgements, assumptions and estimates. These are set out in full in note 21 to the Group's financial statements for the year ended 31 December 2024, with the most significant set out below.

The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of judgemental adjustments.

At 30 June 2025	Modelled ECL £m	Individually assessed £m	Judgemental adjustments £m	Total ECL £m

UK mortgages	611	-	98	709
Credit cards	650	-	9	659
Other Retail	908	-	102	1,010
Commercial Banking	627	433	(51)	1,009
Other	15	-	-	15
Total	2,811	433	158	3,402

At 31 December 2024
UK mortgages	720	-	132	852
Credit cards	681	-	(7)	674
Other Retail	860	-	90	950
Commercial Banking	894	354	(259)	989
Other	16	-	-	16
Total	3,171	354	(44)	3,481

Adjustments to modelled ECL

UK mortgages: £98 million (31 December 2024: £132 million)

These adjustments principally comprise:

Repossession risk: £85 million (31 December 2024: £110 million)

Additional ECL continues to be held judgementally to capture the potential repossession and recovery risk from specific subsets of largely long-term defaulted cases. This is alongside an adjustment to capture a longer duration between default and repossession than model assumptions use on existing and future defaults. The reduction in the period reflects latest data points on the population judged at risk.

Adjustment for specific segments: £13 million (31 December 2024: £13 million)

The Group monitors risks across specific segments of its portfolios which may not be fully captured through collective models. The judgement for fire safety and cladding uncertainty remains in place as the only Mortgages segment sufficiently material to address, given evidence of cases with defective cladding, or other fire safety issues.

Credit cards: £9 million (31 December 2024: £(7) million) and Other Retail: £102 million (31 December 2024: £90 million)

These adjustments principally comprise:

Lifetime extension: Credit cards: £50 million (31 December 2024: £55 million) and Other Retail: £10 million (31 December 2024: £10 million)

An adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three-year modelled lifetime, which reflected the outcome data available when the ECL models were developed, to a more representative lifetime. Incremental defaults beyond year three are calculated through the extrapolation of the default trajectory observed throughout the three years and beyond.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses (continued)

Adjustments to loss rates: Credit cards: £(45) million (31 December 2024: £(57) million) and Other Retail: £53 million (31 December 2024: £47 million)

A number of adjustments are made to the loss given default (LGD) assumptions used within unsecured and motor credit models. For unsecured portfolios, the adjustments reflect the impact of changes in collection debt sale strategy on the Group's LGD models, incorporating up to date customer performance and forward flow debt sale pricing. For UK Motor Finance, within Other Retail, the adjustment captures the latest outlook on used car prices.

Commercial Banking: £(51) million (31 December 2024: £(259) million)

These adjustments principally comprise:

Corporate insolvency rates: £(153) million (31 December 2024: £(253) million)

The volume of UK corporate insolvencies continues to exhibit an elevated trend beyond December 2019 levels, revealing a marked misalignment between observed UK corporate insolvencies and the Group's equivalent credit performance. This dislocation gives rise to uncertainty over the drivers of the observed trends in the metric and the appropriateness of the Group's Commercial Banking model response which uses observed UK corporate insolvencies data to anchor future loss estimates to. Given the Group's asset quality remains robust with low defaults, a negative adjustment is applied by reverting judgementally to the long-term average of the insolvency rate. The scale of the negative adjustment reduced in the period reflecting both the reduction in observed actual UK corporate insolvencies rates, narrowing the gap of the misalignment, as well from a one-off change due to the interaction with the implementation of loss rate model enhancements in the period.

Adjustments for loss given defaults (LGDs): £40 million (31 December 2024: £(80) million)

In preceding years, adjustments have been required to mitigate limitations identified in the modelling approach which were causing loss given defaults to be inflated. These included the lack of benefit from amortisation of exposures relative to collateral values at default, and the need to reflect an exposure-weighted calculation. These two adjustments have been released following respective enhancements to models. One remaining adjustment remains for a specific segment of the SME portfolio which judgementally applies a more appropriate blended LGD rate from credit risk profile segments more aligned to experience.

Commercial Real Estate (CRE) price reduction: £10 million (31 December 2024: £35 million)

This adjustment recognises the potential impact on loss rates from valuations on specific CRE sectors where evidence suggests valuations may lag achievable levels, notably in cases of stressed sale. The reduction in the period reflects stabilisation in valuations and improved confidence in the CRE sector.

Corporate income gearing (CIG) adjustment: £nil (31 December 2024: £37 million)

An adjustment was raised at 31 December 2024, based upon the assessment of Corporate Income Gearing, a model parameter for affordability used in Commercial Banking. This adjustment reversed the modelled ECL release seen from updating CIG drivers (interest rates), given interest rates had merely reached a plateau which translated into a slower year-on-year increase. This slowdown gave a modelled ECL release not judged representative of the continued pressure on borrowers and business margins. However, the maintenance of those improvements in drivers over the first half of 2025 (including sustained lower base rates) gives support for the modelled release to now be recognised, removing the judgemental adjustment.

Global tariff and geo-political disruption risks: £50 million (31 December 2024: £nil)

This new adjustment was raised in the first half of 2025 to recognise the potential risks to specific drivers across various corporate sectors not reflected in broad macroeconomic model drivers. These are potential nuanced risks to businesses inherent in the base case which could also worsen in the downside scenarios. This assessment is judgemental and apportioned across all sectors given the uncertainty of how these risks would emerge.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses (continued)

Base case and MES economic assumptions

The Group's base case economic scenario has been updated to reflect ongoing geopolitical developments and changes in domestic economic policy. The Group's updated base case scenario has three conditioning assumptions. First, global conflicts do not lead to major discontinuities in commodity prices or global trade. Second, the US will impose tariffs on countries with a bilateral trade deficit after the Liberation Day 90 day pause expires, resulting in an increased effective tariff rate relative to prior assumptions. Third, the UK Industrial Strategy and Spending Review are not assumed to substantially change the UK fiscal outlook.

Based on these assumptions and incorporating the economic data published in the second quarter of 2025, the Group's base case scenario is for a slow expansion in gross domestic product (GDP) and a further rise in the unemployment rate alongside small gains in residential and commercial property prices. With underlying inflationary pressures expected to recede, gradual cuts in UK Bank Rate are expected to continue during 2025, reaching a 'neutral' policy stance in 2026. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.

The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as at the second quarter of 2025. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.

The Group's approach to generating alternative economic scenarios is set out in detail in note 21 to the financial statements for the year ended 31 December 2024. For June 2025, the Group continues to judge it appropriate to include a non-modelled severe downside scenario for Group ECL calculations. The scenario is now generated as a simple average of a fully modelled severe scenario, better representing shocks to demand, and a scenario with higher paths for UK Bank Rate and CPI inflation, as a representation of shocks to supply. The combined 'adjusted' scenario used in ECL modelling is considered to better reflect the risks around the Group's base case view in an economic environment where demand and supply shocks are more balanced.

Scenarios by year

The key UK economic assumptions made by the Group are shown in the following tables across a number of measures explained below.

Annual assumptions

Gross domestic product (GDP) growth and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices over each year. Unemployment rate and UK Bank Rate are averages over the year.

Five-year average

The five-year average reflects the average annual growth rate, or level, over the five-year period. It includes movements within the current reporting year, such that the position as of 30 June 2025 covers the five years 2025 to 2029. The inclusion of the reporting year within the five-year period reflects the need to predict variables which remain unpublished at the reporting date and recognises that credit models utilise both level and annual changes. The use of calendar years maintains a comparability between the annual assumptions presented.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses (continued)
At 30 June 2025	2025%	2026%	2027%	2028%	2029%	2025 to 2029 average %

Upside
Gross domestic product growth	1.2	2.0	1.8	1.4	1.4	1.6
Unemployment rate	4.4	3.5	3.1	3.1	3.2	3.5
House price growth	3.6	6.5	7.9	6.2	4.8	5.8
Commercial real estate price growth	5.1	8.1	3.8	1.1	0.4	3.6
UK Bank Rate	4.21	4.50	4.84	5.05	5.21	4.76
CPI inflation	3.3	2.5	2.7	3.1	3.1	2.9

Base case
Gross domestic product growth	1.0	1.0	1.5	1.5	1.5	1.3
Unemployment rate	4.8	5.0	4.7	4.5	4.5	4.7
House price growth	2.6	3.0	2.3	2.5	2.8	2.6
Commercial real estate price growth	1.6	1.1	1.3	0.3	0.0	0.9
UK Bank Rate	4.13	3.56	3.50	3.50	3.50	3.64
CPI inflation	3.3	2.7	2.4	2.5	2.4	2.7

Downside
Gross domestic product growth	0.6	(1.2)	0.6	1.3	1.5	0.5
Unemployment rate	5.2	7.2	7.5	7.2	7.0	6.8
House price growth	1.6	(0.8)	(5.9)	(4.7)	(1.8)	(2.4)
Commercial real estate price growth	(1.6)	(6.8)	(1.6)	(2.3)	(2.7)	(3.0)
UK Bank Rate	4.02	1.90	0.99	0.68	0.46	1.61
CPI inflation	3.3	2.5	1.9	1.5	1.1	2.1

Severe downside
Gross domestic product growth	0.1	(3.0)	0.0	1.2	1.4	(0.1)
Unemployment rate	5.8	9.7	10.2	9.8	9.4	9.0
House price growth	0.8	(3.9)	(13.4)	(10.9)	(6.3)	(6.9)
Commercial real estate price growth	(6.5)	(16.0)	(7.4)	(6.7)	(5.7)	(8.6)
UK Bank Rate - modelled	3.88	0.68	0.11	0.03	0.01	0.94
UK Bank Rate - adjusted1	4.34	3.09	2.80	2.77	2.76	3.15
CPI inflation - modelled	3.3	2.5	1.4	0.5	(0.1)	1.5
CPI inflation - adjusted1	3.5	3.8	3.2	2.8	2.4	3.1

Probability-weighted
Gross domestic product growth	0.9	0.2	1.1	1.4	1.4	1.0
Unemployment rate	4.9	5.7	5.6	5.4	5.4	5.4
House price growth	2.4	2.2	0.0	0.1	1.1	1.2
Commercial real estate price growth	0.9	(0.9)	0.3	(1.0)	(1.2)	(0.4)
UK Bank Rate - modelled	4.09	3.06	2.81	2.77	2.75	3.10
UK Bank Rate - adjusted1	4.14	3.30	3.08	3.04	3.03	3.32
CPI inflation - modelled	3.3	2.5	2.2	2.2	2.0	2.4
CPI inflation - adjusted1	3.3	2.7	2.4	2.4	2.2	2.6

1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group's base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses (continued)

At 31 December 2024	2024%	2025%	2026%	2027%	2028%	2024 to 2028 average %

Upside
Gross domestic product growth	0.8	1.9	2.2	1.5	1.4	1.6
Unemployment rate	4.3	3.5	2.8	2.7	2.8	3.2
House price growth	3.4	3.7	6.5	6.6	5.4	5.1
Commercial real estate price growth	0.7	7.8	6.7	3.2	0.5	3.7
UK Bank Rate	5.06	4.71	5.02	5.19	5.42	5.08
CPI inflation	2.6	2.8	2.6	2.9	3.0	2.8

Base case
Gross domestic product growth	0.8	1.0	1.4	1.5	1.5	1.2
Unemployment rate	4.3	4.7	4.7	4.5	4.5	4.5
House price growth	3.4	2.1	1.0	1.4	2.4	2.0
Commercial real estate price growth	0.7	0.3	2.5	1.9	0.0	1.1
UK Bank Rate	5.06	4.19	3.63	3.50	3.50	3.98
CPI inflation	2.6	2.8	2.4	2.4	2.2	2.5

Downside
Gross domestic product growth	0.8	(0.5)	(0.4)	1.0	1.5	0.5
Unemployment rate	4.3	6.0	7.4	7.4	7.1	6.4
House price growth	3.4	0.6	(5.5)	(6.6)	(3.4)	(2.4)
Commercial real estate price growth	0.7	(7.8)	(3.1)	(0.9)	(2.3)	(2.7)
UK Bank Rate	5.06	3.53	1.56	0.96	0.68	2.36
CPI inflation	2.6	2.8	2.3	1.8	1.2	2.1

Severe downside
Gross domestic product growth	0.8	(1.9)	(1.5)	0.7	1.3	(0.1)
Unemployment rate	4.3	7.7	10.0	10.0	9.7	8.4
House price growth	3.4	(0.8)	(12.4)	(13.6)	(8.8)	(6.7)
Commercial real estate price growth	0.7	(17.4)	(8.5)	(5.5)	(5.7)	(7.5)
UK Bank Rate - modelled	5.06	2.68	0.28	0.08	0.02	1.62
UK Bank Rate - adjusted1	5.06	4.03	2.70	2.23	1.95	3.19
CPI inflation - modelled	2.6	2.8	1.9	1.0	0.1	1.7
CPI inflation - adjusted1	2.6	3.6	2.1	1.4	0.8	2.1

Probability-weighted
Gross domestic product growth	0.8	0.5	0.8	1.2	1.4	1.0
Unemployment rate	4.3	5.0	5.5	5.4	5.3	5.1
House price growth	3.4	1.8	(0.7)	(1.0)	0.4	0.8
Commercial real estate price growth	0.7	(1.7)	1.0	0.7	(1.1)	(0.1)
UK Bank Rate - modelled	5.06	4.00	3.09	2.90	2.88	3.59
UK Bank Rate - adjusted1	5.06	4.13	3.33	3.12	3.08	3.74
CPI inflation - modelled	2.6	2.8	2.4	2.2	1.9	2.4
CPI inflation - adjusted1	2.6	2.9	2.4	2.3	2.0	2.4

1The adjustment to UK Bank Rate and CPI inflation in the severe downside is considered to better reflect the risks to the Group's base case view in an economic environment where the risks of supply and demand shocks are seen as more balanced.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses (continued)

Base case scenario by quarter

Gross domestic product growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2025	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%

Gross domestic product growth	0.7	0.0	0.1	0.2	0.3	0.3	0.4	0.4
Unemployment rate	4.5	4.7	4.9	5.0	5.0	5.0	4.9	4.9
House price growth	2.9	3.1	2.7	2.6	3.7	4.0	3.5	3.0
Commercial real estate price growth	2.5	2.7	2.6	1.6	1.2	1.0	1.0	1.1
UK Bank Rate	4.50	4.25	4.00	3.75	3.75	3.50	3.50	3.50
CPI inflation	2.8	3.6	3.4	3.5	3.0	2.6	2.6	2.4

At 31 December 2024	First quarter 2024%	Second quarter 2024%	Third quarter 2024%	Fourth quarter 2024%	First quarter 2025%	Second quarter 2025%	Third quarter 2025%	Fourth quarter 2025%

Gross domestic product growth	0.7	0.4	0.0	0.1	0.2	0.3	0.3	0.3
Unemployment rate	4.3	4.2	4.3	4.4	4.5	4.6	4.7	4.8
House price growth	0.4	1.8	4.6	3.4	3.6	4.0	3.0	2.1
Commercial real estate price growth	(5.3)	(4.7)	(2.8)	0.7	1.8	1.4	0.9	0.3
UK Bank Rate	5.25	5.25	5.00	4.75	4.50	4.25	4.00	4.00
CPI inflation	3.5	2.1	2.0	2.5	2.4	3.0	2.9	2.7

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 12: Allowance for expected credit losses (continued)

Movement in expected credit loss allowance

	Opening ECL at 31 Dec 2024 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2025 £m

UK mortgages	852	(10)	(133)	(143)	709
Credit cards	674	(215)	200	(15)	659
Other Retail	950	(215)	275	60	1,010
Retail	2,476	(440)	342	(98)	2,378
Commercial Banking	989	(80)	100	20	1,009
Other	16	(1)	-	(1)	15
Total	3,481	(521)	442	(79)	3,402

	Opening ECL at 31 Dec 2023 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2024 £m

UK mortgages2	1,115	(25)	(119)	(144)	971
Credit cards	810	(225)	115	(110)	700
Other Retail	945	(201)	198	(3)	942
Retail	2,870	(451)	194	(257)	2,613
Commercial Banking	1,182	(100)	(83)	(183)	999
Other	32	(3)	(11)	(14)	18
Total	4,084	(554)	100	(454)	3,630

	Opening ECL at 30 Jun 2024 £m	Write-offs and other1 £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 31 Dec 2024 £m

UK mortgages3	971	(44)	(75)	(119)	852
Credit cards	700	(181)	155	(26)	674
Other Retail	942	(175)	183	8	950
Retail	2,613	(400)	263	(137)	2,476
Commercial Banking	999	(79)	69	(10)	989
Other	18	(1)	(1)	(2)	16
Total	3,630	(480)	331	(149)	3,481

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.

2Includes £20 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £1.0 billion of gross loans and advances to customers.

3Includes £33 million within write-offs and other relating to the securitisation of primarily legacy Retail mortgages, totalling £1.0 billion of gross loans and advances to customers.

The total allowance for expected credit losses includes £211 million (30 June 2024: £185 million; 31 December 2024: £178 million) in respect of residual value impairment and voluntary terminations within the Group's UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 13: Debt securities in issue
	At 30 June 2025			At 31 December 2024
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Senior unsecured notes issued	4,344	35,920	40,264	4,608	40,019	44,627
Covered bonds	-	9,676	9,676	-	11,764	11,764
Certificates of deposit issued	-	5,544	5,544	-	5,776	5,776
Securitisation notes	18	5,745	5,763	22	5,185	5,207
Commercial paper	-	11,416	11,416	-	8,090	8,090
	4,362	68,301	72,663	4,630	70,834	75,464

Covered bonds and securitisation programmes

At 30 June 2025, the covered bonds held by external parties and those held internally, were secured on certain loans and advances to customers amounting to £24,510 million (31 December 2024: £26,202 million) which have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet.

The Group's securitisation vehicles issue notes that are held both externally and internally, and are secured on loans and advances to customers amounting to £28,186 million at 30 June 2025 (31 December 2024: £27,657 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Cash deposits of £3,070 million (31 December 2024: £3,256 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations, are held by the Group.

Note 14: Provisions

Provisions for financial commitments and guarantees£m1		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2025	270	1,600	443	2,313
Exchange and other adjustments	1	2	(2)	1
Provisions applied	-	(182)	(278)	(460)
(Credit) charge for the period	(49)	37	334	322
At 30 June 2025	222	1,457	497	2,176

1In respect of loans and advances to customers.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 14: Provisions (continued)

Regulatory and legal provisions

In the course of its business, the Group is engaged on a regular basis in discussions with UK and overseas regulators and other governmental authorities on a range of matters, including legal and regulatory reviews and, from time to time, enforcement investigations (including in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, consumer protection, investment advice, employment, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions). Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and/or regulatory authorities, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group's business activities and/or fines. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers (including their appointed representatives), investors and other third parties and is subject to legal proceedings and other legal actions from time to time. Any events or circumstances disclosed could have a material adverse effect on the Group's financial position, operations or cash flows. Provisions are held where the Group can reliably estimate a probable outflow of economic resources. The ultimate liability of the Group may be significantly more, or less, than the amount of any provision recognised. If the Group is unable to determine a reliable estimate, a contingent liability is disclosed. The recognition of a provision does not amount to an admission of liability or wrongdoing on the part of the Group. During the half-year to 30 June 2025 the Group charged a further £37 million in respect of legal actions and other regulatory matters and the unutilised balance at 30 June 2025 was £1,457 million (31 December 2024: £1,600 million). The most significant items are outlined below.

Motor commission review

The Group recognised a £450 million provision in 2023 for the potential impact of the FCA review into historical motor finance commission arrangements and sales announced in January 2024. In the fourth quarter of 2024, a further £700 million provision was recognised in relation to motor finance commission arrangements, in light of the Court of Appeal (CoA) decisions handed down in their judgment in Wrench, Johnson and Hopcraft (WJH) in October 2024, which goes beyond the scope of the original FCA motor finance commissions review.

The CoA judgment in WJH determined that motor dealers acting as credit brokers owe certain duties to disclose to their customers commission payable to them by lenders, and that lenders will be liable for dealers' non-disclosures. This sets a higher bar for the disclosure of and consent to the existence, nature, and quantum of any commission paid than had been understood to be required or applied across the motor finance industry prior to the decision. The Group's understanding of compliant disclosure was built on FCA and other regulatory guidance and previous legal authorities. These CoA decisions relate to commission disclosure and consent obligations which go beyond the scope of the current FCA motor finance commissions review. The Supreme Court granted the relevant lenders permission to appeal the WJH judgment and the substantive hearing concluded on 3 April 2025. As of 23 July 2025, the judgment is still pending.

Following the WJH decision delivered by the CoA, the FCA extended its temporary complaint handling rules in relation to discretionary commission arrangements (DCA) complaints to include non-DCA commission complaints until December 2025. In June 2025, the FCA announced that it will confirm within six weeks of the Supreme Court decision whether it intends to propose a redress scheme and its timeframe for consultation on that scheme. In addition, there are a number of other relevant judicial proceedings which may influence the eventual outcome, including a judicial review (which is now subject to appeal) of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 14: Provisions (continued)

The Group continues to receive complaints as well as claims in the County Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal.

In establishing the provision estimate, the Group has considered a number of scenarios to address uncertainties around a number of key assumptions. These include a range of potential Supreme Court outcomes, regulatory responses including steps that the FCA may take, and outcomes in relation to redress. Other key assumptions include applicable commission models, commission rates, time periods, response rates, uphold rates, levels of redress / interest applied and costs to deliver. The Group will continue to assess developments and potential impacts, including the outcome of the appeals, any announcement by the FCA of their next steps, and any action by other regulators or government bodies. The ultimate financial impact will be determined by a number of factors still to be resolved, in particular the FCA response and any potential redress as well as any broader implications of the judgment, and accordingly could materially differ from the amount provided.

HBOS Reading - review

The Group continues to apply the recommendations from Sir Ross Cranston's review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel's stated objective is to consider cases via a non-legalistic and fair process and to make its decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.

In June 2022, the Foskett Panel announced an alternative option, in the form of a fixed sum award which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud.

Virtually all of the population have now had decisions via the Fixed Sum Award process, with operational costs, redress and tax costs associated with the re-reviews recognised within the amount provided.

Notwithstanding the settled claims and the increase in outcomes which builds confidence in the full estimated cost, uncertainties remain and the final outcome could be different. There is no confirmed timeline for the completion of the re-review process nor the review by Dame Linda Dobbs. The Group remains committed to implementing the recommendations in full.

Payment protection insurance (PPI)

The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. Operational costs, redress and legal fees associated with the claims are recognised within regulatory and legal provisions.

Other

The Group carries provisions of £125 million (31 December 2024: £154 million) in respect of dilapidations, rent reviews and other property-related matters.

Provisions are also made for staff and other costs related to Group restructuring initiatives at the point at which the Group becomes committed to the expenditure; at 30 June 2025 provisions of £218 million (31 December 2024: £135 million) were held.

The Group carries provisions of £37 million (31 December 2024: £35 million) for indemnities and other matters relating to legacy business disposals in prior years. Whilst there remains significant uncertainty as to the timing of the utilisation of the provisions, the Group expects the majority of the remaining provisions to have been utilised by 31 December 2026.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 15: Earnings per share
	Half-year to 30 Jun 2025 £m	Half-year to 30 Jun 2024 £m	Half-year to 31 Dec 2024 £m

Profit attributable to ordinary shareholders - basic and diluted	2,274	2,145	1,778

	Half-year to 30 Jun 2025 million	Half-year to 30 Jun 2024 million	Half-year to 31 Dec 2024 million

Weighted average number of ordinary shares in issue - basic	60,320	63,453	61,385
Adjustment for share options and awards	739	600	329
Weighted average number of ordinary shares in issue - diluted	61,059	64,053	61,714

Basic earnings per share	3.8p	3.4p	2.9p
Diluted earnings per share	3.7p	3.3p	2.9p

Note 16: Dividends on ordinary shares and share buyback

An interim dividend for 2025 of 1.22 pence per ordinary share (half-year to 30 June 2024: 1.06 pence per ordinary share) will be paid on 9 September 2025. The total amount of this dividend is £731 million, before the impact of any further cancellations of shares purchased under the Group's buyback programme (half-year to 30 June 2024: £662 million, following cancellations of shares under the Group's buyback programme up to the record date, was paid to shareholders).

On 20 May 2025, a final dividend in respect of 2024 of 2.11 pence per ordinary share, totalling £1,271 million, following cancellations of shares under the Group's buyback programme up to the record date, was paid to shareholders.

Shareholders who have joined the dividend reinvestment plan will automatically receive ordinary shares instead of the cash dividend. Key dates for the payment of the recommended dividend are outlined on page 97.

On 21 February 2025 the Group commenced an ordinary share buyback programme to purchase outstanding ordinary shares. As at 30 June 2025, the Group has purchased c.1.0 billion ordinary shares under the programme, for a total consideration of £733 million.

Note 17: Contingent liabilities, commitments and guarantees

Contingent liabilities, commitments and guarantees arising from the banking business

At 30 June 2025 contingent liabilities, such as performance bonds and letters of credit, arising from the banking business were £2,705 million (31 December 2024: £2,605 million).

The contingent liabilities of the Group arise in the normal course of its banking business and it is not practicable to quantify their future financial effect. Total commitments and guarantees were £154,136 million (31 December 2024: £148,619 million), of which in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £85,195 million (31 December 2024: £79,518 million) was irrevocable.

Capital commitments

Excluding commitments in respect of investment property, capital expenditure contracted but not provided for at 30 June 2025 amounted to £733 million (31 December 2024: £640 million) and related to assets to be leased to customers under operating leases. Capital expenditure in respect of investment properties which had been contracted for but not recognised in the financial statements was £392 million (31 December 2024: £236 million). The Group's management is confident that future net revenues and funding will be sufficient to cover these commitments.
NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 17: Contingent liabilities, commitments and guarantees (continued)

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not a party in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard or any settlements of such litigation. However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●  Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard's MIFs breached competition law (this includes a final judgment of the Supreme Court in 2020 upholding the Court of Appeal's finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law and a subsequent judgment of the Competition Appeal Tribunal in June 2025 finding that all default interchange fee rules of Mastercard and Visa (including after the Interchange Fee Regulation), infringed competition law)

●  Litigation brought on behalf of UK consumers in the English Courts against Mastercard (settlement of which was approved by the Competition Appeal Tribunal in the first half of 2025)

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc's acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Group may be subject and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock from time to time. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

LIBOR and other trading rates

Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US dollar, Japanese yen and Sterling London Interbank Offered Rate.

Certain Group companies are also named as defendants in (i) UK-based claims, and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or ongoing related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2020, HMRC concluded its enquiry into the matter and issued a closure notice denying the group relief claim. The Group appealed to the First Tier Tax Tribunal. The hearing took place in May 2023. In January 2025, the First Tier Tribunal concluded in favour of HMRC. The Group believes it has applied the rules correctly and that the claim for group relief is correct. Having reviewed the Tribunal's conclusions and having taken appropriate advice the Group has appealed to the Upper Tier Tax Tribunal, and does not consider this to be a case where an additional tax liability will ultimately fall due. If the final determination of the matter by the judicial process is that HMRC's position is correct, management believes that this would result in an increase in current tax liabilities of approximately £975 million (including interest) and a reduction in the Group's deferred tax asset of approximately £275 million. Following the First Tier Tax Tribunal outcome, the tax has been paid to HMRC and recognised as a current tax asset, given the Group's view that the tax liability will not ultimately fall due. It is unlikely that any appeal hearing will be held before 2026, and final conclusion of the judicial process may not be for several years.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED) (continued)

Note 17: Contingent liabilities, commitments and guarantees (continued)

There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of costs relating to HBOS Reading), none of which is expected to have a material impact on the financial position of the Group.

Arena and Sentinel litigation claims

The Group is facing claims alleging breach of duty and/or mandate in the context of an underlying external fraud matter involving Arena Television. The Group ~~i~~s defending the claims, which are at an early stage. As such, it is not practicable to estimate the final outcome of the matter and its financial impact (if any) to the Group.

Other legal actions and regulatory matters

In addition, in the course of its business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers (including their appointed representatives), investors or other third parties, as well as legal and regulatory reviews, enquiries and examinations, requests for information, audits, challenges, investigations and enforcement actions, which could relate to a number of issues. This includes matters in relation to compliance with applicable laws and regulations, such as those relating to prudential regulation, employment, consumer protection, investment advice, business conduct, systems and controls, environmental, sustainability, competition/anti-trust, tax, anti-bribery, anti-money laundering and sanctions, some of which may be beyond the Group's control, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. The Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 14.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with UK adopted International Accounting Standard 34, Interim Financial Reporting, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●  an indication of important events that have occurred during the six months ended 30 June 2025 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●  material related party transactions in the six months ended 30 June 2025 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the Board by

Charlie Nunn
Group Chief Executive
23 July 2025

Lloyds Banking Group plc Board of Directors:

Executive directors:
Charlie Nunn (Group Chief Executive)
William Chalmers (Chief Financial Officer)

Non-executive directors:
Sir Robin Budenberg CBE (Chair)
Sarah Legg
Amanda Mackenzie LVO OBE
Harmeen Mehta
Cathy Turner
Scott Wheway
Catherine Woods
Nathan Bostock
Chris Vogelzang

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Conclusion

We have been engaged by Lloyds Banking Group plc and its subsidiaries (the Group) to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 17. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2025 is not prepared, in all material respects, in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority and United Kingdom adopted International Accounting Standard (IAS) 34.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. As disclosed in note 1, the annual financial statements of the Group will be prepared in accordance with United Kingdom adopted international accounting standards. The condensed consolidated set of financial statements included in this half-yearly financial report have been prepared in accordance with United Kingdom adopted IAS 34, "Interim Financial Reporting".

Conclusion relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the Group to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority. In preparing the half-yearly financial report, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the review of the financial information

In reviewing the half-yearly financial report, we are responsible for expressing to the Group a conclusion on the condensed consolidated set of financial statements in the half-yearly financial report. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the basis for conclusion paragraph of this report.

Use of our report

This report is made solely to the Group in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the Group those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, England
23 July 2025

KEY DATES
Shares quoted ex-dividend for 2025 interim dividend	31 July 2025
Record date for 2025 interim dividend	1 August 2025
Final date for joining or leaving the interim dividend reinvestment plan	18 August 2025
Interim 2025 dividend paid	9 September 2025
Q3 2025 Interim Management Statement	23 October 2025
Preliminary 2025 results	29 January 2026
2025 annual report and accounts published	18 February 2026

BASIS OF PRESENTATION

This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the six months ended 30 June 2025. Unless otherwise stated, income statement commentaries throughout this document compare the six months ended 30 June 2025 to the six months ended 30 June 2024 and the balance sheet analysis compares the Group balance sheet as at 30 June 2025 to the Group balance sheet as at 31 December 2024. The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. These measures are labelled with a superscript 'A' throughout this document. Further information on these measures is set out above. Unless otherwise stated, commentary on pages 1 to 2 and pages 7 to 8 is given on an underlying basis. The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financialdownloads.html

Segmental information: During the first half of 2025, the Group revised its capital transfer pricing methodology. Comparative segmental banking net interest margin has been represented on a consistent basis. In addition, the Group revised its treatment of certain divisional variable payments related costs, now included within underlying other income. Comparative segmental underlying other income and operating costs have been represented on a consistent basis. Total Group figures are unaffected by these changes.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward-looking statements. Words such as, without limitation, 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate', 'probability', 'goal', 'objective', 'deliver', 'endeavour', 'prospects', 'optimistic' and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Group's future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; the Group's ESG targets and/or commitments; statements of plans, objectives or goals of the Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Group's securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting insurance business and defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Group; risks associated with the Group's compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Group's ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues; the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; assumptions and estimates that form the basis of the Group's financial statements; and potential changes in dividend policy. A number of these influences and factors are beyond the Group's control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Banking Group plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS

Douglas Radcliffe

Group Investor Relations Director

020 7356 1571

douglas.radcliffe@lloydsbanking.com

Rohith Chandra-Rajan

Director of Investor Relations
07353 885 690

rohith.chandra-rajan@lloydsbanking.com

Nora Thoden

Director of Investor Relations - ESG

020 7356 2334

nora.thoden@lloydsbanking.com

Tom Grantham

Investor Relations Senior Manager

07851 440 091

thomas.grantham@lloydsbanking.com

Sarah Robson

Investor Relations Senior Manager

07494 513 983

sarah.robson2@lloydsbanking.com

CORPORATE AFFAIRS

Matt Smith

Head of Media Relations

07788 352 487

matt.smith@lloydsbanking.com

Emma Fairhurst

Media Relations Senior Manager

07814 395 855

emma.fairhurst@lloydsbanking.com

Copies of this News Release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 33 Old Broad Street, London, EC2N 1HZ
The statement can also be found on the Group's website - www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. SC095000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 24 July 2025